05012229

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dark Blue Sea Limited

*CURRENT ADDRESS Level 10
243 Edward Street
Brisbane QLD 4000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 3 2005
THOMSON
FINANCIAL

FILE NO. 82- 34920 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/1/05

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

DARK BLUE SEA LTD

ABN	Quarter ended ("current quarter")
47 091 509 796	30 June, 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		3,479	11,288
1.2	Payments for	(a) staff costs	(621)	(2,365)
		(b) advertising and marketing	(1,598)	(5,710)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(524)	(1,510)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15	25
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		19	19
1.7	Other (provide details if material)		-	-
	Net operating cash flows		770	1,747

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	770	1,747
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(25)	(60)
	(e) other non-current assets	(264)	(264)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	1	1
	(e) other non-current assets	81	81
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other: Movement in security deposits	123	(55)
	Net investing cash flows	(84)	(297)
1.14	**Total operating and investing cash flows**	686	1,450
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	686	1,450
1.21	Cash at beginning of quarter/year to date	1,624	951
1.22	Exchange rate adjustments to item 1.20	145	54
1.23	**Cash at end of quarter**	2,455	2,455

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	67
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	2,038	1,218
4.2 Deposits at call	410	398
4.3 Bank overdraft	-	-
4.4 Other: Internet Payment Account	7	8
Total: cash at end of quarter (item 1.22)	2,455	1,624

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Greg Platz. Date: 29 July, 2004

Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

29 July, 2004

June 2004 Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 30 June, 2004. During that period, net operating cash flow was AU$770,000 (compared to AU$636,000 in the previous three month period).

Total cash flow increased by AU$686,000 during the three month period and total cash at bank at the end of the quarter was AU$2.455 million.

Update on Recent Activities

During the period, the group has continued to focus its efforts on developing and marketing its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio.

Additional advertisers continue to be recruited on both the Roar/PageSeeker advertising portals and the Dark Blue affiliate network, while Fabulous continues to register and manage domain names on behalf of numerous clients.

The ability of our unique integrated business platform to provide a tailored solution for our customers has continued to make incremental contributions to revenue over the current period. We believe that the products have reached an important point in terms of market penetration and industry acceptance.

Domain Name Portfolio

The company continues to consolidate and optimize its existing domain name portfolio as well as adding new names purchased in the secondary market or through new registration. The company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic it generates. The size of the domain name portfolio as at the end of June 2004 was approximately 110,000 domain names.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic acquired from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Key Performance Indicators

In the commentary released with the March 2004 cash flow statement, the company started to release some key financial performance indicators. The company intends to release these indicators with the quarterly cash flow statements on a quarterly basis going forward. The indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the company earns a gross profit which is denominated in US dollars. However, the company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the company's financial performance.

In relation to the revenue, the company prefers to distinguish between revenue generated from internal or company owned traffic sources (including the company's domain name portfolio) and external or customer traffic sources. As internal traffic sources are controlled by the company they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. The company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004
Revenue (US$'000)					
Internal Traffic	459	477	595	719	614
External Traffic	684	684	882	1,369	1479
Margin (%)					
Internal	22	73	78	77	74
External	18	16	20	24	30
Overheads (A$'000)	1,015	901	883	979	930

It should be noted that the company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the company.

The recruitment of additional domain name owners to Fabulous was the major driver of the improved external traffic performance during the quarter. Internal traffic performance for the quarter was a little disappointing when compared to the first

DarkBlueSea
NAVIGATING THE INTERNET

quarter. Internal traffic performed exceptionally well throughout the first quarter but performed poorly in April, reasonably in May and very well in June. The company was trialling a variety of different monetisation strategies as well as introducing some new partners during this period. These activities typically help lower the overall risk of the portfolio in the long term but often have an adverse revenue impact in the short term.

US Trip

In July, two senior executives of the company completed a trip to the United States. The purpose of the trip was to investigate a variety of corporate development and business development opportunities as well as to gain a better understanding of the process by which major companies are approaching online advertising. The executives attended an online advertising trade show in Chicago and met with a number of other online advertising intermediaries in New York, Seattle, San Francisco and Los Angeles.

In relation to corporate development, the executives spent most of the time outlining the domain name industry and where Dark Blue Sea fits into the industry. From the various meetings, it is clear that while most online advertising intermediaries are aware of domain name traffic, it is a market that is still early in terms of its understanding as a high quality traffic source. It was very encouraging to receive positive feedback about our company's unique business model from a number of the major industry participants.

It is hoped that by helping to educate the industry about domain name traffic, that future business development opportunities will emerge and the execution of those opportunities will be easier. In addition to reinforcing some of the deals that were implemented as a result of the previous trip to the United States in January 2004, some new opportunities were canvassed. The benefits from these new business development opportunities should emerge over the next six months.

The online advertising industry continues to display significant upside potential. Internet usage in the United States now exceeds TV and radio in terms of media consumption by younger demographics, yet online advertising spending is still a small fraction of both those markets. Companies such as Google and Yahoo / Overture are able to provide positive return on investment experiences for many companies and this is helping to stimulate the market. The biggest risk appears to be an industry wide lack of human resources available that understands how to effectively advertise online and can help facilitate the diversion of advertising dollars towards the Internet from traditional offline media.

Accounting Treatment of the Domain Name Portfolio

The domain name portfolio has a significant impact on the company's actual reported financial performance. It is worthwhile outlining the way that domains are treated in the financial results.

For new registrations, it costs US$6 to register a domain name with the central registry (Verisign Inc) for one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registration is also recorded as operational cash flow in the reported cash flow statements. The company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

The company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domains acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

Domain Name Cash Flow Impact in the September Quarter

As the registration of domain names is for one year, there is an ongoing registration renewal expense for domains.

At the expiry of each domain's registration, the company makes a decision on whether to maintain the registration for another year or to let the registration lapse (effectively removing the domain from the portfolio). The decision to keep a domain name is based on an assessment of the future financial performance of the domain name using the actual performance of the domain in the preceding twelve months as a guide. The company typically lets the registration of a significant number of domain names lapse.

Approximately 40% of the company's domain name portfolio is due for renewal in the September quarter. The impact on cash flow in the quarter will be depend on the how many name of these names are actually renewed. Decisions in relation to renewals will be made throughout the quarter.

It should be noted that the renewal expense is in addition to any new domain names the company registers. The company has recently been registering between 5,000 and 10,000 new names per month – a monthly operational cash flow cost of US$30,000 to US$60,000.

The overall effect of these domain name related expenses is likely to have an adverse impact on the operational cash flow. It is currently anticipated that the June quarter's operational cash flow of $770,000 is unlikely to achieved in the September quarter.

Corporate Activity in the Industry

There continues to a significant amount of corporate activity in the sector with a number of developments in the quarter.

- In April, 2004, Google announced their IPO seeking approximately US$3 billion. The indicative pricing of the deal capitalises Google at between US$29 billion and US$36 billion.
- In June, 2004, AOL acquired Advertising.com for US$435 million. Advertising.com had previously been seeking to IPO.
- In June 2004, DoubleClick announced the acquisition of Performics, a leading affiliate network, for US$65 million.

About Dark Blue Sea

Dark Blue Sea Ltd is an internet software development and marketing company servicing a global customer base from Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet initiatives.

Dark Blue Sea's products include:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar; and
- Dark Blue, an online advertising affiliate program.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of internet traffic. The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the company believes is unique in the global marketplace.

The company believes it is well-positioned in a rapidly growing segment of the global US$8 billion per annum online advertising market.

Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Rules 4.1, 4.3

Appendix 4E

Preliminary final report

1. Company Details

Name of entity

DARK BLUE SEA LTD

ABN or equivalent company reference	Financial year ended ('current period')	Financial year ended ('previous period')
47 091 509 796	30 June, 2004	30 June, 2003

2. Results for announcement to the market

$A'000

2.1	Revenues from ordinary activities	up	42.3 %	to	11,257
2.2	Profit from ordinary activities after tax attributable to members	(see Item 2.6 below)			833
2.3	Net Profit for the period attributable to members	(see Item 2.6 below)			833

2.4	Dividends (distributions)	Amount per security	Franked amount per security
	Final dividend	0¢	0¢
	Interim dividend	0¢	0¢
2.5	Record date for determining entitlements to the dividend	N/A	

+ See chapter 19 for defined terms.

2.6	Brief explanation of any of the figures in 2.1 to 2.4 above necessary to enable the figures to be understood. Revenue from ordinary activities in the current period has increased considerably compared to the previous period. However, the consolidated entity was substantially dormant from July to September 2002 and commenced operating an entirely new business in late October, 2002. Therefore the comparative results for the previous period only represents a nine month trading period. Both the profit generated from ordinary activities after tax attributable to members and the net profit attributable to members derived in the current period represents a substantial turn around in profitability for the consolidated entity (compared to the respective $9,541,000 losses recorded in the previous period). However, any comparison of the profitability of the Consolidated entity between the previous period and the current period should take into account the following Significant Items which had a major impact on the losses recorded in the previous period: (a) A significant expense for acquisition of domain name portfolio (approximately an additional $1.4 million); (b) The amortisation of goodwill and other intangibles acquired as a result of the acquisition of DBS Enterprises Pty Ltd during the previous period (2003 $1.827 million; 2004 $0.486 million); and (c) A lump sum write-off of goodwill on acquisition and other intangibles ($4.437 million).

3. Condensed consolidated statement of financial performance

	Current period - $A'000	Previous corresponding period - $A'000
Revenues from ordinary activities	11,257	7,907
Expenses from ordinary activities	(10,423)	(17,191)
Borrowing costs	-	-
Share of net profits (losses) of associates and joint venture entities	-	-
Profit (loss) from ordinary activities before tax	**834**	**(9,284)**
Income tax on ordinary activities	1	257
Profit (loss) from ordinary activities after tax	**833**	**(9,541)**
Profit (loss) from extraordinary items after tax	-	-
Net profit (loss)	**833**	**(9,541)**
Net profit (loss) attributable to outside +equity interests	-	-
Net profit (loss) for the period attributable to members	**833**	**(9,541)**

+ See chapter 19 for defined terms.

Notes to the consolidated statement of financial performance

3.1 Expenses from ordinary activities (excluding borrowing costs)

Details of "Expenses from ordinary activities" by nature in accordance with AASB 1018 (5.2)	Current period $A'000	Previous corresponding period $A'000
Cost of traffic	5,980	6,334
Computer hosting & bandwidth	232	227
Rent	57	260
Provision for doubtful debts	-	221
Wages and associated employee benefits	2,485	2,382
Write-off of Intangibles	-	4,438
Depreciation & amortisation	888	2,168
Other	781	1,161
Total Expenses	**10,423**	**17,191**

3.2 Individually significant revenues and expenses

Details of "individually significant" items of revenue or (expenditure) in accordance with AASB 1018 (5.4).	Current period $A'000	Previous corresponding period - $A'000
Lump sum write-off of goodwill	-	4,114
Lump sum write-off of other intangibles	-	324

3.3 Extraordinary Items

Details of "Extraordinary items" in accordance with AASB 1018 (5.5)	Current period $A'000	Previous corresponding period - $A'000
N/A	-	-

+ See chapter 19 for defined terms.

3.4 Other Disclosures in accordance with AASB 1018

	Current period $A'000	Previous corresponding period - $A'000
Net gain/(loss) on the disposal of assets in each of the following classes of assets other than assets measured at net market value:		
• receivables	-	-
• investments	-	-
• property, plant and equipment	(7)	(6)
• intangible assets	48	165
Net increment/(decrement) arising from the revaluation of each class of non-current assets :		
• receivables	-	-
• investments	-	-
• property, plant and equipment	-	-
• intangible assets	-	-
Net revenue/(expense) since the beginning of the reporting period resulting from deductions from the carrying amounts of assets :		
• amortisation of non-current assets	(486)	(1,827)
• depreciation of non-current assets	(402)	(341)
• diminution in value of non-current assets	-	(4,438)
• bad and doubtful debts	-	(221)
Other		
• operating lease rentals	(60)	(263)

3.5 Revision of Accounting Estimates

Details of Revision of Accounting Estimates in accordance with AASB 1018 (6.3)

N/A

3.6 Fundamental Error

Details of Fundamental Errors in accordance with AASB 1018 (7.3)

N/A

+ See chapter 19 for defined terms.

4. Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
Current assets			
Cash	2,455	951	1,137
Receivables & other	1,629	929	1,285
Total current assets	**4,084**	**1,880**	**2,422**
Non-current assets			
Plant and equipment (net)	245	594	387
Intangibles (net)	974	1,228	987
Total non-current assets	**1,219**	**1,822**	**1,374**
Total assets	**5,303**	**3,702**	**3,796**
Current liabilities			
Payables	1,651	917	1,249
Provisions exc. tax liabilities	208	174	167
Total current liabilities	**1,859**	**1,091**	**1,416**
Non-current liabilities	-	-	-
Total non-current liabilities	-	-	-

Condensed consolidated statement of financial position continued

Total liabilities	**1,859**	**1,091**	**1,416**
Net assets	**3,444**	**2,611**	**2,380**

Equity			
Capital/contributed equity	14,345	14,345	14,345
Retained profits (accumulated losses)	(10,901)	(11,734)	(11,965)
Equity attributable to members of the parent entity	**3,444**	**2,611**	**2,380**
Total equity	**3,444**	**2,611**	**2,380**

+ See chapter 19 for defined terms.

5. Condensed consolidated statement of cash flows

	Current period $A'000	Previous corresponding period - $A'000
Cash flows related to operating activities		
Receipts from customers	11,277	7,518
Payments to suppliers and employees	(9,596)	(9,232)
Interest and other items of similar nature received	24	74
Good and services tax credit (remitted)	42	(172)
Income tax (paid)/refunded	(1)	1
Other (provide details if material)	-	-
Net operating cash flows	**1,746**	**(1,811)**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(60)	(73)
Proceeds from sale of property, plant and equipment	82	346
Payment for purchase of "Traffic Domain Names"	(264)	
Purchase of DBS Enterprises Pty Ltd	-	(239)
Net movements in security deposits	(53)	47
Cash acquired in takeover		328
Net investing cash flows	**(295)**	**409**
Cash flows related to financing activities		
Proceeds from issues of +securities (shares, options, etc.)	-	-
Net financing cash flows	-	-
Net increase (decrease) in cash held	**1,451**	**(1,402)**
Cash at beginning of period	951	2,459
Exchange rate adjustments	53	(106)
Cash at end of period	**2,455**	**951**

+ See chapter 19 for defined terms.

5.1 Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

NIL

5.2 Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
Cash on hand and at bank	2,038	605
Deposits at call	410	335
Bank overdraft	-	-
Other: Internet payment account	7	11
Total cash at end of period	**2,455**	**951**

5.3 Reconciliation of profit from ordinary activities after income tax to net cash inflow from operating activities

	Current period $A'000	Previous corresponding period - $A'000
Profit (loss) from ordinary activities after related income tax	833	(9,541)
Non-cash flows in profit (loss) from ordinary Activities:		
• Amortisation of goodwill & intangibles	486	1,827
• Depreciation	402	341
• Write-off of plant and equipment	-	-
• Net loss on write-off of intangibles	-	4,438
• Net (profit) / loss on disposal of property, plant and equipment	(41)	(160)
• Net foreign currency (gains) / losses	(53)	106
Share of associated companies net profit after income tax and dividends	-	-

+ See chapter 19 for defined terms.

Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries:		
• (Increase) decrease in trade and term debtors	(438)	58
• (Increase) decrease in prepayments	(209)	1,417
• (Increase) decrease in deferred tax asset	-	257
• Increase (decrease) in trade creditors and accruals	732	(408)
• Increase (decrease) in unearned income	-	(53)
• Increase (decrease) in provisions	34	(93)
Net cash inflow from operating activities	**(1,746)**	**(1,811)**

6. Dividends

There were no interim or final dividends declared or paid during the current period.

7. Dividend Reinvestment Plans

There was no dividend or distribution plans in operation during the current period.

8. Consolidated retained profits

	Current period - $A'000	Previous corresponding period - $A'000
Retained profits (accumulated losses) at the beginning of the financial period	(11,734)	(2,193)
Net profit (loss) attributable to members	833	(9,541)
Net transfers from (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(10,901)**	**(11,734)**

9. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	2.8¢	1.6¢

+ See chapter 19 for defined terms.

10. Control gained/lost over entities

Name of entity (or group of entities)	NIL
Date control gained/lost	-
Contribution of such entities to the reporting entity's profit/ (loss) from ordinary activities during the period (where material).	-

11. Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
NIL	-	-	-	-

Group's aggregate share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
Profit (loss) from ordinary activities before tax	-	-
Income tax on ordinary activities	-	-
Profit (loss) from ordinary activities after tax	-	-
Extraordinary items net of tax	-	-
Net profit (loss)	-	-
Adjustments	-	-
Share of net profit (loss) of associates and joint venture entities	-	-

12. Significant Information

Details of any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.

NIL

+ See chapter 19 for defined terms.

13. Foreign entities

For foreign entities, details of origin of accounting standards used in compiling the report (e.g. International etc.)

N/A

14. Commentary on results for the period

The consolidated entity experienced a substantial improvement in both operating revenue and net profit in the current financial year.

Revenue from ordinary activities in the current period increased by over 42% from the previous period whilst cost of traffic as a percentage of total revenue fell from 80.1% in 2003 to 53.1% in 2004.

Operating costs incurred by the consolidated entity have been substantially reduced from $17,190,604 in the previous period to $10,422,006 incurred during the current period. However, operating costs for the previous period included a number of significant items (refer to Item 2.6 for further details) and so is not an accurate indicator of comparative financial performance between the previous period and the current period.

The consolidated entity recorded a net profit from ordinary activities after income tax of $833,658 in the current period compared to the net loss of ($9,541,090) recorded for the previous period. The prior year loss included a number of significant items (refer to Item 2.6 for further details) and so is not an accurate indicator of comparative financial performance between the previous period and the current period.

The Board is pleased to report that both the basic earnings per security (EPS) and the diluted EPS of the consolidated entity are now positive at 0.9¢ for the current period (up from a (13.4¢) EPS and diluted EPS recorded for the previous period).

Net cash flows from operations during the current period was a positive $1,746,650, which was a significant turn around from the negative operating cash flow of ($1,810,590) reported for the previous period.

The positive cash flow position of the consolidated entity in the current period has resulted in cash on hand at the end of the current period increasing to $2,455,520 (up from $951,069 at the end of the previous period).

EBITDA for the current period was $1,698,030, compared to a ($2,751,867) loss recorded for the previous period.

Working capital of the consolidated entity has almost trebled from $788,460 in the previous period to $2,224,827 in the current period.

Results of individual business units

No segmented financial reporting is undertaken by the consolidated entity, primarily due to the integral way in which each of its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio interact and collectively contribute to the revenue generating activities of the consolidated entity.

During the current period, the company has continued to focus its efforts on developing and marketing its four core businesses. Additional advertisers continue to be recruited on both the Roar/PageSeeker advertising portals and the Dark Blue affiliate network, while Fabulous continues to register and manage domain names on behalf of numerous clients. The average level of fees charged for advertising space on the Roar/PageSeeker advertising portals has also steadily increased over the current period.

The ability of our unique integrated business platform to provide a tailored solution for our customers has continued to make incremental contributions to revenue over the current period. We believe that the products have reached an important point in terms of market penetration and industry acceptance.

+ See chapter 19 for defined terms.

The company continues to consolidate and optimize its existing domain name portfolio as well as adding new premium domain names purchased in the secondary market or through new registration. The company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic it generates. The size of the domain name portfolio as at the end of June 2004 was approximately 110,000 domain names.

The company continues to optimise the revenue achieved from the domain name portfolio. As an indication of this growth, the consolidated entity earned approximately US$5,200 per day from the domain name traffic in June 2003. This figure has steadily increased over the current period whereby in June 2004, the consolidated entity earned on average US$6,700 per day.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic acquired from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the comapny's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Performance Indicators

In order to get a true perspective of the overall financial performance of the consolidated entity during the current period, it is important to understand that it generates all of its revenue in US dollars and it pays all its traffic sources in US dollars, so the consolidated entity earns a gross profit which is denominated in US dollars. However, the consolidated entity's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the consolidated entity's financial performance.

In relation to revenue, the company prefers to distinguish between revenue generated from internal or company owned traffic sources (including the company's domain name portfolio) from that derived from external or customer traffic sources. As internal traffic sources are controlled by the company, they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements in the market can be cancelled on short notice and contracted deals rarely extend beyond one or two years. The company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The consolidated entity earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

See the below summary for the comparison data of the various key performance indicators. This data is based on unaudited management accounts:

	Q3 2003	Q4 2003	Q1 2004	Q2 2004
Revenue (US$'000)				
Internal Traffic	477	595	719	614
External Traffic	684	882	1,369	1479
Margin (%)				
Internal	73	78	77	74
External	16	20	24	30
Overheads (A$'000)	901	883	979	930

It should be noted that the consolidated entity has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the consolidated entity.

+ See chapter 19 for defined terms.

IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Dark Blue Sea Ltd has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The consolidated entity has allocated internal resources to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Dark Blue Sea has assigned resources to address each of the areas in order of priority. The audit committee will oversee the progress of each area and make the necessary decisions. As Dark Blue Sea has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Dark Blue Sea prepare its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Dark Blue Sea. At this stage the consolidated entity has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB 139 *Financial Instruments: Recognition and Measurement,* financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost, held to maturity – measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities – measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Impairment of Assets

Under the Australian equivalent to IAS 36 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the consolidated entity's accounting policy which currently determines the recoverable amount of an asset based on expected net cash flows that have not been discounted to their present values. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs may be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Share based payments

Under AASB 2 *Share based Payments*, the consolidated entity will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details fo the future equity based remuneration plans are unknown.

Income taxes

Under the Australian equivalent to IAS 12 *Income Taxes*, the consolidated entity will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

+ See chapter 19 for defined terms.

15. UPDATE ON CONTINGENT ASSETS AND LIABILITIES

Contingent Liabilities

A. Overture Services Inc ("Overture"), the market leader in pay-per-click search engines, lodged a patent application for pay-per-click search engine technology in May 1999 and the patent (U.S. Patent No. 6,269,361) was granted in July 2001.

Overture is currently involved in litigation with FindWhat.com relating to this patent. FindWhat.com is contesting Overture's patent. Google Inc. recently paid a significant settlement amount to Yahoo in order to settle multiple pending claims asserted by Yahoo and its wholly-owned subsidiary, Overture. One of the claims asserted by Overture was a claim for patent infringement by Google of Overture's pay-per-click search engine patent. As part of the settlement, Overture dismissed its patent lawsuit against Google and granted Google a fully-paid, perpetual license to the patent and several related patent applications held by Overture. As the settlement related to multiple claims, the settlement amount directly related to the patent is unclear.

If Overture is ultimately successful in defending their patent claims, Pageseeker.com Pty Ltd (a wholly owned subsidiary of Dark Blue Sea Ltd) could be found to be in breach of Overture's patent and therefore liable for an account of profits or unpaid royalties. The amount of this potential liability cannot currently be determined. Dark Blue Sea Ltd has an existing commercial arrangement with Overture, which could mitigate any potential claim for damages or royalties.

B. On 24 February 2003, Pageseeker.com Pty Ltd ("Pageseeker") commenced proceedings in the Supreme Court of Queensland against one of its customers, Adultshop.com Ltd ("Adultshop") to recover an outstanding amount of US$69,304 for services rendered.

Adultshop.com Ltd subsequently filed a Defence and Counterclaim in the above mentioned proceedings, claiming a set-off of US$747,395 for an amount allegedly overpaid by Adultshop to Pageseeker, based on an allegation of an agreement to provide a discount, which was not allowed for in the invoices issued to and paid by Adultshop. The discount was not allowed for as Pageseeker had no knowledge of any alleged agreement for a discount and has not been provided with any credible evidence of such agreement, notwithstanding numerous requests to Adultshop to provide such evidence.

The party awarded judgement in the above proceedings shall be entitled to recover, in addition to the amount of its claim or counterclaim, interest to the date of judgement at the rate of 9% and its assessed costs.

The pleadings and discovery phases of the proceedings are now almost complete and the matter will soon be ready to be set down for trial.

+ See chapter 19 for defined terms.

AUDIT COMPLIANCE STATEMENT

1. This preliminary report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

2. This preliminary report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3. The preliminary report does give a true and fair view of the matters disclosed.

4. The accounts are in the process of being audited.

5. The entity has a formally constituted audit committee.

Greg Platz

Company Secretary

Date: 27 August, 2004

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

27 August, 2004

June 2004 Preliminary Final Results

Dark Blue Sea Ltd (ASX listing code DBS) today released its preliminary final results for the 12 months ending 30 June, 2004. The consolidated entity experienced a substantial improvement in both operating revenue and net profit during the current period.

Revenue from ordinary activities for the 2003/04 financial year increased by 42% to A$11.3 million from the previous period. EBITDA for the period was A$1.7 million compared to a A$3.0 million loss recorded for the previous period. Net profit after income tax was A$830,000 for the period compared to the net loss of A$9.5 million recorded for the previous period. The results for the previous period were influenced by a number of significant items that were one-off in nature.

Traffic acquisition costs as a percentage of total revenue fell from 80% in 2002/03 to 53% in 2003/04.

Net cash flows from operations during the year was a positive A$1.7 million, a significant turn around from the negative operating cash flow of A$1.8 million reported for the previous period. As at June 2004, the consolidated entity had a cash position of A$2.4 million compared to $950,000 at the end of the previous period.

In terms of half yearly comparisons, revenue for the six months to June 2004 was A$6.8 million, an increase from A$4.5 million in the six months to December 2003 and A$3.6 million in the six months to June 2003. EBITDA for the six months to June 2004 was A$1.5 million, an improvement from A$ 0.2 million in the six months to December 2003 and a loss of (A$1.5 million) in 6 months to June 2003.

Update on Recent Activities

During the period, the group has continued to focus its efforts on developing and marketing its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio.

Additional advertisers continue to be recruited on both the Roar/PageSeeker advertising portals and the Dark Blue affiliate network, while Fabulous continues to register and manage domain names on behalf of numerous clients.

The ability of our unique integrated business platform to provide a tailored solution for our customers has continued to make incremental contributions to revenue over the current period. We believe that the products have reached an important point in terms of market penetration and industry acceptance.

Domain Name Portfolio

The company continues to consolidate and optimize its existing domain name portfolio as well as adding new names purchased in the secondary market or through new registration. The company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic it generates. The size of the domain name portfolio as at the end of June 2004 was approximately 110,000 domain names.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic acquired from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Key Performance Indicators

From an overall financial performance perspective, it is important to understand that the consolidated entity generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the consolidated entity earns a gross profit which is denominated in US dollars. However, the consolidated entity's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the consolidated entity's financial performance.

In relation to the revenue, the Board prefers to distinguish between revenue generated from internal or company owned traffic sources (including the company's domain name portfolio) and external or customer traffic sources. As internal traffic sources are controlled by the company, they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. The company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

A summary of these key performance indicators (based on unaudited management accounts) is set out in the table below:

	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004
Revenue (US$'000)					
Internal Traffic	459	477	595	719	614
External Traffic	684	684	882	1,369	1479
Margin (%)					
Internal	22	73	78	77	74
External	18	16	20	24	30
Overheads (A$'000)	1,015	901	883	979	930

It should be noted that the company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the consolidated entity.

Accounting Treatment of the Domain Name Portfolio

The domain name portfolio has a significant impact on the consolidated entity's actual reported financial performance. It is worthwhile outlining the way that domains are treated in the financial results.

For new registrations, it costs US$6 to register a domain name with the central registry (Verisign Inc) for one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registration is also recorded as operational cash flow in the reported cash flow statements. The company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

The company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domains acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

DarkBlueSea
NAVIGATING THE INTERNET

Corporate Activity in the Industry

There continues to a significant amount of corporate activity in the sector with a number of developments this calendar year

- In March 2004, Marchex Inc, a mid sized pay-per-click and search engine finalised their IPO raising US$30 million and capitalising the company at US$155 million.
- In March 2004, Ask Jeeves Inc. a large search engine acquired Interactive Search Holdings, which owns the Excite, MyWay and iWon web properties, for US$343 million, of which US$150 million was cash.
- In March 2004, Yahoo! Inc purchased Kelkoo, a leading European shopping comparison web site for 475 million Euros. Shopping comparison sites are amongst the largest affiliates on the web.
- In March 2004, Shopping.com Ltd, an Israeli company that is one of the largest US based shopping comparison web sites announced their Initial Public Offering seeking up to US$75 million.
- In April 2004, Google Inc. announced their IPO. In August 2004, the company finalised the IPO rasing US$1.6 billion capitalising the company at US$23 billion.
- In June 2004, AOL acquired Advertising.com for US$435 million. Advertising.com had previously been planning an IPO.
- In June 2004, Interchange Corporation, the owner of ePilot, a mid sized pay-per-click search engine, announced their IPO seeking US$28.8 million
- In June 2004, DoubleClick announced the acquisition of Performics, a leading affiliate network, for US$65 million.
- In July 2004, Daum, a large Korean internet company, announced the acquisition of Lycos, a mid tier search engine portal for US$95 million.
- In July 2004, Marchex Inc announced the acquisition of GoClick, a medium sized pay-per-click search engine for US$12.5 million in cash and stock.
- In July, 2004, ValueClick announced the acquisition of PriceRunner, a mid sized European comparison shopping site for US$29 million.
- In August, 24/7 Real Media acquired Decide Interactive, a Sydney based, search engine advertising company for up to US$33 million.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

About Dark Blue Sea

Dark Blue Sea Ltd is an internet software development and marketing company servicing a global customer base from Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet initiatives.

Dark Blue Sea's products include:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar; and
- Dark Blue, an online advertising affiliate program.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of internet traffic. The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the company believes is unique in the global marketplace.

The company believes it is well-positioned in a rapidly growing segment of the global US$8 billion per annum online advertising market.

Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Dark Blue Sea Limited

ABN 47 091 509 796

Annual Financial Report

30 June 2004

Contents

Chairperson's Report 3
Managing Director's Report 4
Corporate Information 9
Directors' Report 10
Corporate Governance Statement 22
Statement of Financial Performance 25
Statement of Financial Position 26
Statement of Cash Flows 27
Notes to the Financial Statements 28
Directors' Declaration 54
Independent Audit Report 55
ASX Additional Information 57

CHAIRMAN'S REPORT

Dear Shareholder,

The 2003/2004 financial year has seen encouraging signs of growth for Dark Blue Sea Ltd, Australia's only true online marketing company and internet traffic broker, servicing a global customer base from its Brisbane headquarters.

During the current financial year, the company has experienced a substantial improvement in both operating revenue and net profit, compared to the previous period.

With the re-emergence of e-commerce as a viable stand alone industry, the $8 billion per annum online advertising industry, in which the company operates, has continued to grow throughout the current financial year. Industry experts predict that the current annual turnover will double to $16 billion per annum by 2008.

There has also been a substantial amount of industry consolidation, with a number of significant mergers and acquisitions taking place during the year. This market activity further re-enforces expert opinion of the long term viability and sustainability of the industry.

In regard to the company's own operations, it has continued to focus its efforts on developing and marketing its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of internet traffic. The ability to offer both traffic sources and advertisers a "one stop shop" for all their online marketing needs, is a compelling value-added proposition that the company believes is unique in the global marketplace.

The company also continues to consolidate and optimize its existing domain name portfolio, as well as adding new names purchased in the secondary market or through new registrations. The company's domain name portfolio is now the second largest in the world, both in terms of size and the volume of internet traffic it generates.

The increased demand by online advertisers for high quality targeted internet traffic (such as that provided by the company's domain name portfolio) places the company in a very strong position and has enabled it to negotiate some very favourable commercial deals with some of the major industry participants.

Although operating on a smaller scale to that of many of the larger industry participants, the company believes that its unique product mix and its substantial domain name holdings, will enable it to continue to thrive and prosper in this rapidly growing market, for the benefit of all stakeholders.

We look forward to your continued support.

....

Vernon A. Wills
Chairman
Dark Blue Sea Ltd

Managing Director's Report

The 2003/04 financial year has been an exciting period of growth for the company and the industry. It has seen the realization of some of the key initiatives that were started two years ago – the decision to develop Fabulous and Dark Blue into commercial products and to invest in the company's own domain name portfolio. The rollout of these initiatives combined with excellent trading conditions afforded by the strengthening online advertising industry, has led to the company reporting a significant profit and positive cash flow for the period.

The specific details of 2003/04 financial year are covered in the directors report, so I would like to take this opportunity to outline some of the key developments in the industry over the last year and how these developments have helped shape our strategic direction.

Internet Advertising Industry

In the last twelve months, the online advertising industry has registered significant growth and is now trading at levels in excess of those recorded at the height of the dot com boom. The Interactive Advertising Bureau ("IAB"), the leading industry body, reported that US$2.3 was spent on internet adverting billion in the first quarter of 2004 compared to US$1.7 billion in the previous corresponding quarter. It is now clear that the industry bottomed out in 2002 and the whole industry now appears to be moving along a more sustainable growth path.

The health of the online advertising industry is reflected in the overall e-commerce operating environment which has improved significantly over the last twelve months. Commercial websites continue to make improvements in terms of functionality and usability which has translated into higher sales. Just as importantly, Internet surfers, particularly in the United States, now expect to find appropriate commercial websites and have the confidence to purchase goods and services online using more secure payment systems.

Perhaps the key trend that has underwritten this improved business environment has been the continued rapid penetration of broadband. A byproduct of the collapse of some of the major internet infrastructure suppliers has been a removal of the "cost of capital" component in broadband pricing. This has provided both business and retail users with access to mass market affordable bandwidth plans. In August 2004, more than half of all internet connected households were using a broadband connection. This compares to a rate of 25% two years ago. The opportunities for improving the user experience that broadband offers are immense and website owners and advertisers have only just started to explore them.

The speed of viewing websites and the convenience of "always on" that broadband offers has led to an increase in the online audience share compared to traditional media such as television, newspapers and radio, particularly among younger demographics. Forrester Research, a leading online research company recently released a survey entitled the Consumer Technographics Survey. It highlighted that people are now spending more time on online (combining the time spent at work and home) than watching television. Total advertising expenditure is still however significantly skewed towards traditional media, with internet advertising representing only 2% of total advertising.

Using these recent trends as a backdrop, the industry has issued some upbeat forecasts. The IAB are currently projecting the online advertising industry to double by 2008. Forrester Research expects that e-commerce revenue will double by 2010 to represent 12% of all US retail sales.

The Key Word Search Market

Within the overall advertising industry, there has been one segment that has been the stellar performer – the keyword search market. This segment has grown from virtually nothing during the dot com boom to representing nearly half of all internet advertising spending in 2004 and has been single biggest factor driving growth in the industry. In the main, the growth has been driven by two companies, Google and Overture (now a subsidiary of Yahoo) and has been widely promoted through the recent Google IPO. Together, these two companies have been progressively increasing their market share of the keyword search industry and today represent in excess of 95% of the whole segment.

Dark Blue Sea Ltd has been an active participant in the key word search market since 1999 and has benefited considerably from the growth in the keyword search industry, particularly in the last financial year.

It is perhaps worthwhile outlining some observations on why the keyword advertising market has been so successful. During the dotcom boom, the bulk of internet advertising was in the form of banners. Banners are the

online equivalent of traditional advertisements displayed in newspapers and magazines. At the time, it was the accepted wisdom that this was the way of the future. Unfortunately, this thought process assumes that the Internet is a broadcast medium, and what has become increasing clear over the last few years is that the Internet is ideally suited to narrowcasting or targeted marketing.

The real commercial power of the internet emerges when the internet user or surfer qualifies themselves through their actions into a particular category of consumer, as this enables advertisers to target them effectively. The usual way that a surfer does this is through the use of their keyboard. Most surfers use the keyboard to type a "keyword" into a search engine. Keyword is actually shorthand for a collection of words or a phrase related to what the surfer is looking for (eg "bedroom furniture"). At present this is typically done by using one of the major search engines (Google, Yahoo, MSN and AOL who have approximately 90% market share). Text based advertisements that are relevant to that particular keyword are displayed on web pages in response to a search and this is the essence of the "keyword search market".

Keyword Related Industries

There are some parallel advertising markets where the impact of the keyword / narrowcast phenomenon has also been felt. These segments have also shown strong performance in the last couple of years including classified advertisements and product catalogues.

The classifieds market (including the online version of newspaper classifieds, jobs sites and auction sites like Ebay,) represents nearly 20% of internet advertising and often rely on surfers to qualify themselves through keyword searches.

The keyword search market has primarily operated on short text based advertisements. One of the major reasons for this has been the constraints imposed by bandwidth. Downloading graphical ads using a modem takes too long to display to most surfers and so the market has to date relied on using text in the form of a title and a short description. As more surfers are now using broadband, there has been a progressive introduction of more bandwidth intensive keyword advertisements by including graphics and / or a more comprehensive description.

One of the first examples of this has been the emergence of advertiser product catalogues. Advertisers make available their entire product catalogue including detailed information about the product, pricing as well as pictures of the product. Website owners can access this content and incorporate it into their websites. The mechanism by which this product catalogue content is made available is affiliate networks (which aggregates products across multiple advertisers), shopping comparison websites such as shopping.com, buy.com and nextag.com and through the product search sections in Yahoo (Yahoo Shopping) and Google (Froogle). The important point is that these graphical intensive product catalogues are still usually indexed on the basis of keywords.

It is a reflection of how the internet operates that the companies that trade in these parallel markets are often listed prominently in the unpaid algorithmic search results on the major search engines, as well as being amongst the biggest advertising customers of Google and Yahoo / Overture. The parallel companies are also significant providers of traffic back to Google and Yahoo / Overture through their syndication channels. All this is driven by keywords and these relationships have significantly contributed to the growth of the entire industry.

While there has been mutually beneficial linkage, the integration between the keyword search market and the related keyword industries make it difficult to get a handle on the true economics of these industries. In this regard, an understanding of the traffic and particularly primary (the most valuable) traffic is very helpful. The conclusion which can be drawn from this traffic analysis is that Google and Yahoo (as primary traffic sources) hold the bulk of the economic value in the industry.

Traffic

Traffic is the collective flow of internet users from one website to another and is directly analogous to shopping centre floor traffic in the offline world. Traffic is potential customers and traffic is the commodity that Dark Blue Sea trades.

There is a saying on the internet that "Traffic is King". The reason for this is that the owner of a good traffic source has considerable bargaining power with an advertiser who wants access to that traffic to sell them their

products or services. It is not unusual to see a traffic source negotiate an 80% share of the advertisers total spend.

There are a number of reasons why traffic is king. Transactions performed over the internet require limited staff involvement, websites are increasingly being viewed as a cost of doing business (i.e. a sunk cost) and channel price integrity between the online and offline store means that the real work in running a commercial website is getting traffic to the website in the first place! Effective auction based systems quickly force up the value of traffic to the point where the bulk of the economic value accrues to the traffic source and not the advertiser.

Primary traffic

As traffic is such an important economic driver, it is useful to have an appreciation of where traffic starts. This is the concept of "Primary traffic". Primary traffic is valuable because advertisers are getting the first look at the traffic and hence the first opportunity to try and sell them something. The value of the traffic (which is directly related to the propensity for a user to buy) progressively declines the further it is from the primary traffic source as other advertisers might have already had an opportunity to sell to them or the surfer may simply become less interested in purchasing anything.

There is a very simple test for determining what primary traffic is, the "keyboard test". Using the keyboard is a proactive action by the user performed when they are commencing a new thought – as opposed to clicking on something which is more of an impulsive or reactive action. And what are the things that people are typing in? Keywords – and more often than not they are typing key words into a search engine! This is another reason why the keyword search market has been so successful – it is the single biggest source of primary traffic on the Internet.

Domain Name Type In Traffic

Dark Blue Sea's particular area of expertise within the traffic market is in a niche area called the domain name type in market. It is based on the observation that (other than searching) there is another way to find web sites on the internet and that is typing in domain names into the address bar of the user's web browser. The way it works is that people simply type in keyword orientated domain names expecting to get a website about their keyword. An example is a surfer that types in "bedroomfurniture.com" hoping to find information about bedroom furniture. The owner of the domain name bedroomfurniture.com is the owner of the primary traffic source and can sell this traffic to bedroom furniture (or other related) advertisers. Is other words, domain name type in traffic is keyword qualified primary traffic that is of similar quality to keyword search engine traffic.

By identifying an opportunity in this important niche market, Dark Blue Sea has progressively become the second largest domain name owner in the world. Dark Blue Sea is also one of the leading providers of domain name management services to other domain name portfolio owners through its subsidiary, Fabulous.com Pty Ltd.

Domain Names

Domain names are more than a targeted primary traffic source. Domain names are what commercial operators of websites use to brand their web presence and to advertise their web site on traditional offline mediums. Domain names are the real estate of the Internet or more precisely the undeveloped land of the internet. Like offline real estate, it is a highly emotive and potentially volatile market with domain names bought and sold at widely varying prices for very similar names. The market is a curious mix of private individuals that are speculating, small business operators, professional intermediaries and major companies.

While the emotion aspect will always remain an important part of the market, there is an emerging financial model which is directly analogous to the offline real estate market. The value of land is equal to the value of the developed property less the cost of development. The value of a domain name equals the value of the online business operated on the domain less the cost of developing the website. It is this equation that we believe will ultimately form the economic framework on how domain names are bought and sold. As business values improve with the growth in the Internet, better business models emerge and development costs are reduced through improved technology, demand for quality domains (and hence the prices paid) should rise.

In the same way that offline real estate values rise over time as economic conditions improve, we would expect domain name values to rise as the Internet grows and matures. In fact, domain names are perhaps the simplest way to leverage from the growth in the internet.

Over the last year or so in particular, there have been major advances in the techniques available to domain name owners to derive revenue from (i.e. "monetize") their domains. Many domain name owners are making three or four times what they were making two years ago and access to these monetization techniques are now much more widely available. The advances have been driven to a large extent by Google, Yahoo / Overture, Dark Blue Sea and a couple of other companies. The increased revenue generating potential of a domain has naturally led to increases in the value of domain names.

The business model currently being used to underwrite the value of domain names is a simple one which involves minimal development costs and hence is unlikely to be the end game scenario. Dark Blue Sea, in conjunction with other strategic partners, are working on developing better business models and improved technology. Over time, this should help to increase the underlying value of domain names.

Strategic Direction

We operate in an exciting, dynamic and challenging industry that has seen significant amounts of change. The company has performed well over the last year recording healthy profits and positive cash flows.

The industry is growing rapidly on a global scale. Technology improvements can create new markets or expose business flaws within a few months. Some companies have struck very favourable deals that have enabled them to grow while others have come and gone. The regulatory framework is constantly being improved as the power and long term viability of the internet becomes better understood.

Overlaying all these factors is an industry which is continually consolidating. Significant M&A transactions have been occurring at a rate of one per month for the last 18 months. Some transactions have completely changed the competitive landscape. The number of players has been reduced significantly, the big are getting bigger and the small are getting taken over at large revenue multiples or dying.

So how do we approach the management of this business from a strategic perspective? We are trying to position the company to take advantage of a few key principles which we think are substantially independent of the above:

- Owning a primary traffic source is essential to economic survival
- Commercially focused keywords are the keys to the narrowcast channels to where the advertising money is going to be spent.
- Domain names are a natural growth asset and a relatively safe store of wealth
- Traffic is King
- Survival means the chance to participate in the future rewards

We believe that any company that does not have a primary traffic source is ultimately vulnerable to failure. Companies that have their own primary traffic source can have a lot of control their own destiny. Companies that don't have seen their business evaporate quite quickly if they lose a few key uncontrolled traffic sources.

Domains names, particularly those focused on commercial key words, are one of the simplest forms of exposure to growth in the Internet and they have the added advantage of being a targeted primary traffic source. Using the infrastructure we have developed, domain names also offer some best prospective returns on investment. Offering services to other domain name owners, using our tried and tested techniques is a genuine value added offering and is our primary marketing method. These people are other primary traffic sources and if we manage those relationships well, we are less exposed than managing a relationship with a non-primary traffic source. All these factors together give us the best chance to build on the foundations we have laid over the last two years and grow our business.

Staff

The company has an outstanding group of technical development staff that has built products that are of at least the equivalent standard of those developed by larger companies with many times the level of resources. The customer service team is recognized within the industry as offering one of the best levels of customer support. These two aspects have provided a very solid foundation for the sales and marketing group to promote our services. I would like to take this opportunity to thank them for their efforts.

Conclusion

Dark Blue Sea operates in a very exciting and dynamic industry which is showing very positive signals for the future. It is a challenging business to be in, but one which offers the opportunity for significant rewards for industry specialists such as Dark Blue Sea.

I take this opportunity to thank you for your continued support.

Richard Moore
....
Richard E. Moore

Managing Director and Chief Executive Officer
Dark Blue Sea Ltd

16 September, 2004

CORPORATE INFORMATION

ABN 47 091 509 796

Directors

Vernon Alan Wills (Non-Executive Chairman)
Richard Edward Moore (Chief Executive Officer)
Joseph Michael Ganim (Non-Executive Director)

Company Secretary

Gregory John Platz

Registered Office/Administration

Level 10,
243 Edward Street
BRISBANE QLD 4000
Telephone: (07) 3007 0000
Facsimile: (07) 3007 0001

Share Registry

Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
Perth WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Auditors

Ernst & Young
Level 5, Waterfront Place
1 Eagle Street
BRISBANE QLD 4000
Telephone: (07) 3011 3333
Facsimile: (07) 3011 3100

Solicitors

Hopgood Ganim Lawyers
Level 8, Waterfront Place
1 Eagle Street,
BRISBANE QLD 4000
Telephone: (07) 3024 0000
Facsimile: (07) 3024 0300

Internet Address

www.DarkBlueSea.com

Directors' Report

Your Directors hereby submit their report for the year ended 30 June 2004.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are set out below. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Vernon Alan Wills (Non Executive Chairperson)

Vern Wills has an extensive history within the Investment and Finance Industry. Previously he has been instrumental in establishing and operating a large Securities Dealer and Superannuation Funds Management Company. Clients included international accounting, legal and mining groups as well as management companies. He has served as a Director with public listed companies within the finance and investment and mining industries.

Vern's business involvement has included investment management and analysis within projects in a broad spectrum of fields, including investment, property and mining within public and private companies. He is Chairman of Operating Entities for Enhance Group which includes Enhance Management Pty Ltd, a leading Queensland market research firm; Enhance Corporate, a corporate advisory company involved in economic analysis, feasibility studies, project analysis and issues management; and Enhance Capital, a licensed securities dealer and financial advisory company.

Currently Vern is also Chairman of Dark Blue Sea Ltd and recently retired as Chairman of FSA Group Ltd, Deputy Chair of Queensland Government's Major Sports Facilities Authority, Director of Telecorp Ltd and CITEC as well as a Director of the Greg Norman Golf Foundation.

Vern has also been involved in a number of Government reviews including the recent reviews of CITEC and Liquor Licensing review for the National Competition Policy.

He is also a member of the Audit Committees for Dark Blue Sea Ltd and the Major Sports Facilities Authority.

Mr Wills was appointed as the Dark Blue Sea Ltd's Chairperson on 9 October 2002 and has continued to hold that office until the date of this report.

Richard Edward Moore (Chief Executive Officer)

Mr R.E. Moore holds a First Class Honours Degree in Pure Mathematics from the Australian National University. He has had an extensive career in the financial services and market industry in Australia. His first position was as a Fixed Interest Securities Analyst with the Commonwealth Bank of Australia. From there, he joined Bankers Trust, holding several positions, culminating in his appointment as Vice President, Australian Equities Investment Management Department.

Mr Moore joined Salomon Smith Barney Australia in 1996, and once again occupied a broad range of positions before being appointed Director, Equity Capital Markets. He retired from Salomon Smith Barney in early 2000.

Mr Moore was appointed as Dark Blue Sea Ltd's Chief Executive Officer on 9 October 2002 and has continued to hold that office until the date of this report.

Joseph Michael Ganim LL.B Notary Public (Non-executive Director)

Mr Ganim graduated from the University of Queensland with a law degree in 1970. He is a founding partner of Hopgood Ganim, a leading Queensland law firm of approximately 200 people, which commenced in 1974 and now ranks in the top 10 in the State. He heads the corporate/commercial litigation division of the firm and represents many major public and private organisations.

He is a solicitor of the Supreme Court of Queensland and the High Court of Australia and is a Notary Public. He is an experienced mediator and is an approved Supreme Court mediator.

He has extensive experience in all facets of negotiation, including complex litigious and commercial matters and represents a wide range of public and large private corporations on both a national and international level.

Mr Ganim holds a number of Board positions and is Chairperson of Eumundi Brewing Group Ltd. He is also the Chairperson of the Company's Audit Committee.

Mr Ganim was appointed to the Board of Dark Blue Sea Ltd on 9 October 2002 and has continued to hold that office until the date of this report.

COMPANY SECRETARY

Gregory John Platz

Mr G.J. Platz is a qualified chartered accountant with over 25 years experience. He holds a Bachelor of Business majoring in accountancy from the Queensland University of Technology.

Mr Platz worked as a senior manager for a medium sized Brisbane chartered accountancy firm before opening his own practice, which he successfully operated for 8 years. He worked in London for a period of four years, for companies including Credit Suisse and Citibank.

Mr Platz has been the Chief Financial Officer of the business since January 2000. He was appointed as company secretary on 9 October 2002 and has continued to hold that office until the date of this report.

Director's interests in shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors in the shares and options of the company were:

	Ordinary Shares	Options over Ordinary Shares
V.A. Wills	7,941,058	-
R.E. Moore	2,049,122	750,000
J.M. Ganim	489,411	430,000

EARNINGS PER SHARE

Basic earnings per share	0.09¢
Diluted earnings per share	0.09¢

DIVIDENDS

The company has not paid any interim or final dividends in the current financial year.

CORPORATE INFORMATION

Corporate Structure


Dark Blue Sea Ltd
100%
DBS Enterprises Pty Ltd
100%
BattleTrolls Pty Ltd
DarkBlue.com Pty Ltd
DBS Administration Pty Ltd
Domain Active Pty Ltd
Fabulous.com Pty Ltd
PageSeeker.com Pty Ltd
Protopixel Pty Ltd
Roar.com Pty Ltd
Searchabout Pty Ltd
Toast Technologies Inc
Unreal Sports.com Pty Ltd

Nature of operations and principal activities

During the current year, the company has been engaged in business as an internet traffic broker, software developer and online advertising intermediary. The company has various business units that facilitate the transfer of internet users ("traffic") to advertisers' websites in return for a fee.

Employees

The consolidated entity employed forty one (41) people as at 30 June, 2004 (2003 – 33).

REVIEW AND RESULTS OF OPERATIONS

Group overview

Dark Blue Sea Ltd and its subsidiaries ("the group") have been conducting their current business activities since 1999. The group is focused primarily on acquiring and administering traffic from various sources including search engines, independent websites and domain names. It then on-sells this traffic to advertisers by providing advertising space on the company's advertising portals, to which the traffic is sent. Advertisers are charged for this traffic on a performance basis, being either a "cost per click" or "cost-per-acquisition". From the advertiser's perspective, the quality of the traffic is determined by comparing the cost of acquiring the traffic to the number of visitors who are actually converted into paying customers.

The main businesses units of the group are:

- Roar / PageSeeker – pay-per-click online advertising portals;
- Fabulous – a domain name registrar and domain name traffic manager;
- Dark Blue – an online advertising affiliate network manager.

Through the adoption of a unique marketing strategy, these three distinct business units, have been combined to form one integrated revenue generating product for the company.

Roar / PageSeeker sell the traffic to advertisers by providing advertising space on its online advertising portals, www.roar.com and www.pageseeker.com and hence collect the bulk of the advertising revenue for the company. Fabulous and Dark Blue acquire the traffic (from various sources) and forward that traffic to advertisers on the Roar / PageSeeker portals. Dark Blue also sends traffic to advertisers (by arranging advertising space on affiliate's websites) but passes all advertising fees on to the affiliates. Dark Blue derives its revenue for managing the Dark Blue network by accessing the exit traffic from the Dark Blue advertiser's websites and selling it to other advertisers on the Roar / PageSeeker portals.

The company also has its own traffic sources, the main one being a domain name portfolio which is owned by Domain Active Pty Ltd, a wholly owned subsidiary of Dark Blue Sea Ltd. The company's domain name traffic is administered through Fabulous and monetised through Dark Blue and other third parties.

The company also has a number of other business units. During 2004, the company has continued to focus the majority of its resources into developing and marketing its three core business units, Roar / PageSeeker, Fabulous and Dark Blue.

Roar / PageSeeker

Roar.com Pty Ltd and Pageseeker.com Pty Ltd, both wholly owned subsidiaries of the company, respectively operate the group's online business listing directory service ("Roar") and its paid placement commercial search engine ("Pageseeker").

Both Roar and Pageseeker provide a "Yellow Pages" type directory service, whereby commercial website operators can advertise their goods and services under specific categories or search phrases. Advertisers pay a predetermined fee for every internet user that clicks on the advertisers listing displayed on the Roar or Pageseeker website portals and is redirected to that advertiser's website ("click-through").

Advertisers compete for more traffic by obtaining a higher placed ranking amongst the list of advertisers. This is achieved by agreeing to pay a higher price for each click-through ("bid price") than that prepared to be paid by other advertisers. Advertisers can monitor their ranking and alter their bid-price in a real time auction which is part of the Roar / PageSeeker business model.

The main focus of this business unit over the 2003/04 financial year was to expand the number of categories in the Roar directory, improve the quality of traffic through better traffic management and to recruit more advertisers to Roar / PageSeeker and to increase the bid price on keywords in the certain core advertiser categories such as "poker". As at 30 June 2004, there were 956 registered advertisers with listings for 2,590 commercial websites displayed on the Roar / PageSeeker advertising portals.

The company also established reselling arrangements with a number of other pay-per-click providers which significantly enhanced the advertiser coverage.

Fabulous

Fabulous.com Pty Ltd is a wholly owned subsidiary of the company and operates the business of an ICANN (Internet Names Corporation of Assigned Names and Numbers) accredited internet domain name registrar known as "Fabulous".

Fabulous first became operational in June 2002 and was formally launched in November 2002. During the current period, it has registered approximately 110,000 .com, .net and .org domain names, with over half of those domains registered for retail clients. Domain names are the real estate of the internet and as the internet continues to grow and develop, demand for this property will also increase.

Other than domain registrations, Fabulous.com Pty Ltd also has a module which helps manage traffic from domain names. This service, offers a convenient, easy to use "one stop shop" for selected clients with large domain name portfolios wanting to register and renew large numbers of domain names through Fabulous as well as monetize the traffic from their domain name portfolio.

The domain name traffic manager service has proven to be incredibly popular, with approximately 770 clients using this service as at 30 June 2004.

DarkBlue

DarkBlue.com Pty Ltd, a wholly owned subsidiary of the company, operates an internet affiliate program known as "Dark Blue".

The DarkBlue affiliate program allows third parties ("advertisers") to advertise their goods and services on the websites of other independent website operators ("affiliates"). Affiliates are paid a fee for referring internet users to the Advertiser's websites.

The internet traffic flowing through the Dark Blue network is an additional source of traffic for the company and its own products. By implementing a unique exit traffic arrangement with the Dark Blue advertisers, the company has been able to directly leverage off the traffic that these advertisers receive from affiliates.

During the current period, the company has continued to focus its efforts on recruiting new advertisers and additional high quality, highly trafficked affiliate websites. As at June 2004, there were 1906 active affiliates, while the number of Dark Blue advertisers had grown to 141.

Domain Name Portfolio

As at 30 June, 2004, Domain Active Pty Ltd, a wholly owned subsidiary of the company, owned approximately 110,000 unique internet domain names.

The traffic derived from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

The company continues to optimise the revenue derived from the domain name portfolio. As an indication of this growth, the company earned approximately US$5,200 per day from the domain name traffic in June 2003. This figure has steadily increased over the current period whereby in June 2004, the company was earning on average US$6,700 per day.

For accounting purposes, the cost of each domain name acquired is written off over the registration period (typically 12 months), although the company views the domain name portfolio as a capital asset with enduring revenue earning capabilities for the company.

Unreal Racing and Battle Trolls

During 2004, the company continued to supply several of the group's original products on a smaller scale. These products have been substantially automated to minimize the need for ongoing maintenance or the allocation of company resources. These products include:

Unreal Racing, an online horse racing simulation game, which continues to be made available for its loyal customer base; and

Battle Trolls, a fantasy or role-playing trading card game, which has recently been made free to play.

Performance Indicators

In order to get a true perspective of the overall financial performance of the group during the current period, it is important to understand that the group generates all of its revenue in US dollars and it pays all its traffic sources in US dollars, so the company earns a gross profit which is denominated in US dollars. However, the company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the company's financial performance.

In relation to revenue, the company prefers to distinguish between revenue generated from internal or company owned traffic sources (including the company's domain name portfolio) from that derived from external or customer traffic sources. As internal traffic sources are controlled by the company, they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements in the market can be cancelled on short notice and contracted deals rarely extend beyond one or two years. The company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

See the below summary for the comparison data of the various key performance indicators for each quarter of the financial year:

	Q3 2003	Q4 2003	Q1 2004	Q2 2004
Revenue (US$'000)				
Internal Traffic	477	595	719	614
External Traffic	684	882	1,369	1,479
Margin (%)				
Internal	73	78	77	74
External	16	20	24	30
Overheads (A$'000)	901	883	979	930

It should be noted that the company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the company

Dynamics of the Business

The online advertising industry in which the company operates, has a current turnover estimated at US$7 billion per annum, with industry analysts projecting this to grow to US$14 billion per annum by 2008.

It is estimated that the paid placement search engine industry or "keyword search" related advertising as it is otherwise known, accounts for approximately 40% of the total online advertising industry. It is this segment of the market which is the Company's primary focus.

Disregarding the two major industry players Yahoo! Inc and Google Inc., who have a combined market share of approximately 80%, Dark Blue Sea Ltd's unique business model has enabled it to acquire 1-2% of the remaining market share in a relatively short period of time.

The recent growth in the online advertising industry, combined with a significantly improved outlook has lead to a large number of significant corporate mergers and acquisitions taking place during the current period. Some of the more notable transactions included:

- In June 2003, FindWhat.com Inc., a large pay-per-click search engine agreed to merge with Espotting Media Inc., a leading European focused pay-per-click search engine in a transaction which valued eSpotting at approximately US$170 million and the merged entity at approximately US$400 million. The transaction closed in February 2004.

- In July 2003, Yahoo! Inc. announced the acquisition of Overture Services Inc., one of the worlds leading paid placement search engine providers, for US$1.6 billion in stock.

- In March 2004, Shopping.com Ltd, one of the largest US based shopping comparison web sites announced their Initial Public Offering seeking up to US$75 million

- In August 2004, Google Inc. finalised its IPO, rasing US$1.6 billion and subsequently listed on the Nasdaq Exchange, capitalising the company at US$26.7 billion dollars.

The consolidation of companies in the paid placement search engine market, plus the reemergence of e-commerce as a viable long term industry, has resulted in more businesses wanting to advertise on a diminishing number of online advertising spaces. This has inevitably led to a rise in the charges for this limited advertising space and a concentration in the demand for high quality traffic to these portals.

Dark Blue Sea Ltd, as both a participant in the paid placement search engine industry and as major supplier of high quality primary traffic to the remaining participants in this market, is ideally placed to directly leverage off this current economic climate.

Operating Results for the Year

The consolidated entity experienced a substantial improvement in both operating revenue and net profit in the current financial year.

Revenue from ordinary activities in the current period increased by over 42% from the previous period whilst the cost of traffic as a percentage of total revenue fell from 80.1% in 2003 to 53.1% in 2004.

Operating costs incurred by the consolidated entity have been substantially reduced from $17,190,604 in the previous year to $10,422,006 incurred during the current year. However, operating costs for the previous year included $5,867,860 of non-recurring costs (including intangible write offs of $4,437,522).

The group recorded a net profit from ordinary activities after income tax of $833,658 in the current year compared to the net loss of $9,541,090 recorded during the previous year. The prior years loss included $5,867,860 in non-recurring costs and so is not an accurate indicator of comparative financial performance.

Net cash flows from operations during the current year was a positive $1,746,650, which was a significant turn around from the negative operating cash flow of ($1,810,590) reported for the previous year.

The positive cash flow position of the consolidated entity in the current year has resulted in cash on hand at the end of the current year increasing to $2,455,520 (up from $951,069 at the end of the previous year).

EBITDA for the current year was $1,698,030, compared to a ($2,751,867) loss recorded for the previous year.

Working capital of the consolidated entity has almost trebled from $788,460 in the previous period to $2,224,827 in the current period

Shareholder Returns

The Board is dedicated to ensuring an adequate return on shareholders investments in the consolidated entity, both through accumulation of retained earnings/shareholders funds and an increasing share price, which reflects the improved financial performance of the group.

Although no dividend was paid or is payable for the current period, the Board is pleased to report that both the basic earnings per security (EPS) and the diluted EPS of the consolidated entity are now positive at 0.9¢ for the current year (up from a (13.4¢) EPS and diluted EPS recorded for the previous year).

Investments for Future Performance

The Company senior executives have recently been overseas to investigate a variety of global marketing opportunities and to meet with potential partners who could help to expand our business.

There are several new marketing initiatives which have emerged as a result of meeting these potential partners, which the company has been progressively implementing. The benefits of these initiatives are starting to be realized, while the full impact is expected to emerge over the next 6 to 12 months.

Simultaneously, the group continues to consolidate and optimize its domain name portfolio, which continues to be one of the largest in the world both in terms of size and the volume of traffic it generates. The current size of the group's domain name portfolio is approximately 110,000 domain names.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic acquired from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the group's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

The group is currently involved in developing its own crawler based search engine, similar to that of Google and Yahoo. This will enable the group to directly compete with these industry leaders. By being able to offer the full gamut of search engine results, both indexed websites and paid placement listings, internet users are more likely to visit the group's search engine portals for all their internet search needs, thereby increasing primary traffic to the group's own portals and in turn increasing advertising revenue.

With the anticipated increase in traffic to the group's search engine portals, the group is also in the process of recruiting additional sales staff to target potential new advertisers for the group's advertising portals as well as the DarkBlue Affiliate Network.

Review of Financial Condition

Capital Structure

During the current year, no new shares or options were issued.

As at 30 June, 2004, the group had no debt. The Board believe this is prudent given the difficult result in the 2003 year and the current level of total equity. This situation is subject to change should an appropriate opportunity arise and debt funding is considered appropriate.

Treasury Policy

Given that the company earns substantially all of its operating revenue in US dollars and yet the majority of its operating costs are paid in Australian dollars, the $AU/$US exchange rate can have a significant impact on the consolidated entity's financial performance.

Although the group does not have any currency hedging contracts in place, the group has a policy of ensuring that cash reserves are suitably split between $AU and $US, so as to minimize the effects of any currency fluctuations.

Cash from Operations

Net cash flows from operating activities in the current period was $1,746,650, up from a negative $1,810,590 in 2003. The increase in operating cash flow was due to a number of factors, including continued marketing of our core products, continued growth of the online advertising industry, optimisation of our domain name portfolio and the increased global demand for high quality traffic (such as that provided by the company's domain name portfolio).

Net cash flows used in investing activities was $295,942 which was primarily spent on acquiring "Traffic Domain Name Portfolios".

Liquidity and Funding

The group does not have any borrowings. It has a $3,000 line of credit via the company credit card facility which was not in use at 30 June 2004.

The group has a term deposit of US$112,000 as security backing for standby letters of credit issued to one of the group's major suppliers, Verisign. Inc and $140,000 as security backing for a bank guarantee issued in favour of the landlord as security for the office premises lease.

Risk Management

The Board and Senior Management have implemented a system of risk management and internal compliance and control, in order to minimise risk and mitigate any unforseen damage.

The group's risk management strategies are embodied in the Corporate Ethics Policies and the Corruption and Fraud Control Policy, the contents of which can be found on the Corporate Governance section of the groups' website located at http://darkbluesea.com/policies.html .

Furthermore, the Board and senior management are acutely aware of the prevailing industry trends and of the legal and commercial environment in which the group operates and has appointed a number of experienced employees to implement and monitor safeguards to ensure the group operates within those boundaries (with an acceptable degree of commercial risk).

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

During the current year, there have been no significant changes in the state of affairs of the group.

SIGNIFICANT EVENTS AFTER BALANCE DATE

There have been no significant events affecting the group that have occurred after balance date.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The main focus of the group over the upcoming period will be continuing to expand the number and volume of traffic sources in Dark Blue and Fabulous as well as the number of advertisers on the Roar / PageSeeker portals and the Dark Blue affiliate network. In addition, the group intends to register additional domain names and continue to optimize the revenue generating potential of its existing portfolio.

As the online advertising industry continues to grow, so will the demand for high quality primary traffic. The group is ideally placed to capitalize on this increased demand, as the owner of one of the world's largest and most valuable domain name portfolios.

It is also expected that the group's own search engine portals will be improved and new features added in order to help the group attract new visitors to its sites. Higher volume of primary traffic will in turn enable the company to build a larger advertiser base and hence a greater market share of the current US$7 billion per annum online advertising industry.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

Due to the nature of the business activities undertaken by the group, it is not subject to any environmental laws or regulations.

SHARE OPTIONS

Unissued Shares

As at the date of this report, there were 4,066,000 unissued ordinary shares under options. Refer to note 12 of the financial statements for further details of the options outstanding.

INDEMINIFICATION OF DIRECTORS AND OFFICERS

The Company has entered into separate written agreements with each of the following directors, Vernon Alan Wills, Richard Edward Moore and Joseph Michael Ganim ("the Directors"), whereby the Company has agreed to:

(a) Indemnify each of the Directors against any liability, cost, damage or expense suffered or incurred by them in the proper discharge of their duties as an officer of the Company; and

(b) Pay all of the Director's reasonable legal costs and outlays of defending or opposing any claim made by any person (other than a Group Company) against the Director whilst acting in the proper discharge of his duties as an officer of the Company.

During the financial year, no claim has been made by any of the Directors under the said indemnities.

DIRECTORS' AND OTHER OFFICERS EMOLUMENTS

Remuneration Policy

It is the group's policy that remuneration of directors and executives is set and regularly reviewed in line with prevailing industry levels, in order to attract and maintain suitably qualified directors and key executives.

The Board has adopted a formal Performance Evaluation Policy for assessing the performance of Directors and Executives. A copy of this policy can be found on the Corporate Goverance section of the Company's website located at http://darkbluesea.com/policies_remuneration.html.

The level of remuneration is also reviewed, taking into account the group's financial results and the officer's direct or indirect contribution to those results.

Although the group does not offer direct performance based bonuses, it does provide long term equity based emoluments to directors and officers, via its employee share option plan. Details regarding the issue of share options under this plan are provided in note 24 of the financial statements.

Details of the nature and amount of each element of the emolument of each director of the company and group and each of the executive officers of the company and group receiving the highest emolument for the financial year are as follows:

Emoluments of directors of Dark Blue Sea Ltd

Directors	Annual Emoluments			Long Term Emoluments			
				Options			Superannuation
	Base Fee	Bonus	Other	Number Granted	Amortised Cost	% of Remuneration	$
V.A. Wills	$60,000	-	-	-	-	-	-
R.E. Moore	$150,000	-	-	-	157,987	49.1	13,500
J.M. Ganim	$42,534	-	-	-	90,579	60.1	17,466

Parameters used in valuing the options:

The value of each option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions used for the grant made in January 2003:

Stock price at grant date	54c
Volatility	100%
Risk-free interest rate	5%
Amortisation period	24 months
Dividends	NIL

Emoluments of the five most highly paid executive officers of the company and the consolidated entity

Executives	Annual Emoluments			Long Term Emoluments			
				Options			Superannuation
	Base Fee	Bonus	Other	Number Granted	Amortised Cost	% of Remuneration	$
Greg Platz	$117,500	-	-	-	105,325	45.1	10,575
Dan Warner	$123,155	-		-	105,325	44.4	8,899

Notes.

1. Other than the Directors, there are only two (2) executive officers of the group.
2. Options amortised over a 24 month period and were valued using the Black Scholes option pricing model.

DIRECTORS' MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director was as follows:

Director	Directors' Meetings		Audit Committee Meetings	
	Number of meetings held whilst in office	Number of meetings attended	Number of meetings held whilst in office	Number of meetings attended
V.A. Wills	12	12	3	3
R.E. Moore	12	12	N/A	N/A
J.M. Ganim	12	11	3	3

Committee membership

As at the date of this report, the company had an Audit Committee comprising of the following members:

Joseph Michael Ganim (Chairperson)
Vernon Alan Wills

TAX CONSOLIDATION

Effective 1 July, 2003, Dark Blue Sea Ltd and its 100% owned subsidiaries have elected to form a tax consolidated group, for the purposes of income taxation treatment. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expenses to the wholly-owned subsidiaries on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities, should the parent company default on its tax payment obligations.

CORPORATE GOVERNANCE

In order to maintain the highest standards of corporate governance to maximise performance of the company, accountability of the Board and to ensure that the interests of stakeholders are protected, the Company has adopted and adhered the principles of corporate governance, as set out in the following section of this Annual Report.

Signed in accordance with a resolution of the directors.

....
Vernon A. Wills
Chairman

Brisbane, 16 September 2004

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Dark Blue Sea Ltd is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Dark Blue Sea Ltd on behalf of shareholders and other stakeholders to whom they are accountable.

To ensure that the Board follows best practices in regard to discharging its powers and responsibilities, it has, so far as practicable, adopted and implemented the Australian Stock Exchange Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations ("the Recommendations").

The Board has adopted a number of formal charters or policies to assist the Board in ensuring that the Recommendations are implemented and adhered to. Copies of these policies can be found on the corporate governance section of the Company's website located at http://darkbluesea.com/policies.html.

In accordance with ASX Listing Rule 4.10.3, the Company provides the following statement, setting out what steps have been taken by the Board to implement the Recommendations and where the Company's Corporate Governance practices diverge from the Recommendations, the reasons why a particular Recommendation has not been followed.

Unless expressly stated otherwise, the Company has been fully compliant with the Recommendations for the entire reporting period.

Structure the Board

The Company has appointed a Board comprising of suitably qualified persons to properly discharge its responsibilities and duties. The skills, experience and expertise relevant to the position of director held by each director in office at the date of this report is included in the Directors Report.

The Board operates under a formal Board Charter, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_Boardcharter.html.

Throughout the current reporting period, the majority of the Board did not consist of "independent directors" as that term is defined in Box 2.1 of Recommendations for following reasons:

- Mr Richard Moore is the Chief Executive Officer of the Company and hence is not considered to be independent pursuant to Item 2 of Box 2.1;

- Mr Vernon Wills is a substantial shareholder of the Company and hence is not considered to be independent pursuant to Item 1 of Box 2.1;

- Mr Joseph Ganim is a partner of the firm Hopgood Ganim Lawyers, who are the primary supplier of external legal services to the Company. Being a material supplier to the Company, Mr Ganim is not considered to be independent pursuant to Item 4 of Box 2.1.

However, the Board is of the considered opinion that the above circumstances do not interfere with or compromise the ability of the respective directors to exercise their powers in an unfettered and independent manner. All three directors having extensive experience as independent directors on Boards of a number of unrelated companies (see Directors Report for further details).

Furthermore, given the size of the Board prior to the introduction of the Recommendations, the relatively small size of the Company and specialized nature of the industry in which the Company operates, it would have placed an unreasonable additional financial burden on the Company to find and remunerate four (4) new suitably qualified people to join the Board in order to achieve a majority independent status.

The Company has not complied with Recommendation 2.2 during the current period, given that the Company's Chairperson, Mr Vernon Wills is a substantial shareholder of the Company.

However, the Board is of the considered opinion that these circumstances do not compromise the ability of Mr Wills to exercise his powers and responsibilities as Chairperson in an unfettered and independent manner and in the best interests of the Company as a whole.

Mr Wills has extensive experience serving as a director of a number of publicly listed companies and is also the Chairperson of a large market research and corporate advisory compony Enhance Corporate Pty Ltd.

Furthermore, given the specialized nature of the industry the Company is involved with, it was not practicable for the Company to find a new independent chairperson who was suitably qualified for the role.

Audit Committee

The Company has established an Audit Committee which operates under a formal charter approved by the Board, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_audit.html.

The members of the audit committee during the year were:

Joseph Michael Ganim (Chairperson)
Vernon Alan Wills

Qualifications of audit committee members

Mr Joseph Ganim heads the corporate/commercial litigation division of Hopgood Ganim Lawyers in Brisbane. He has extensive experience in all facets of negotiation, including complex litigious and commercial matters and represents a wide range of public and large private corporations on both a national and international level. Mr Ganim holds a number of Board positions and is Chairman of Eumundi Brewing Group Ltd.

Mr Vern Wills has an extensive history within the Investment and Finance Industry, haiving been instrumental in establishing and operating a large Securities Dealer and Superannuation Funds Management Company. He has served as a Director with public listed companies within the finance and investment and mining industries. He is Chairman of Operating Entities for Enhance Group which includes Enhance Management Pty Ltd, a leading Queensland market research firm; Enhance Corporate, a corporate advisory company involved in economic analysis, feasibility studies, project analysis and issues management; and Enhance Capital, a licensed securities dealer and financial advisory company. He is also a member of the Audit Committees for the Major Sports Facilities Authority.

The constitution of the Company's Audit Committee was not in compliance with Recommendation 4.3 during the current period. Given that the Board had no independent directors during the current period (see above), it was not able to appoint any independent directors to sit on the audit committee.

Furthermore, given that the company only has two non-executive directors, the audit committee could only comprise of the same two persons, without reconstituting the Board. As discussed in the commentary to Recommendation 2.1 above, the Board was of the considered opinion that it would have placed an unnecessary and unreasonable additional financial burden on the Company to appoint and remunerate four (4) new suitably qualified non-executive directors.

Performance of the Board

Given the relatively small size of the Company, it is the considered opinion of the Board that it is appropriate for the Board as a whole to be responsible for judging the performance of individual directors and assessing their suitability for reappointment. Accordingly, it was decided not to establish a separate nomination committee as suggested by Recommendation 2.4.

The Chief Executive Officer is responsible for monitoring and assessing the performance of key executives and reporting his assessment to the Board.

The performance of both individual directors and key executives is determined according to both qualitative and quantitative criteria, as set out in the Company's Performance and Evaluation Policy, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_performance.html .

Remuneration of Directors and Executives

Given the size of the company and the number of directors on the Board, the Board made the decision that it was not feasible or practicable to establish a separate remuneration committee as suggested by Recommendation 9.2 and hence was not complying with this recommendation throughout the current period.

The Board is of the considered opinion that it is appropriate for the Board to set the remuneration of individual directors (in line with amounts authorized by shareholders) as well as that of senior executives, guided by the terms of the company's Remuneration Policy, the contents of which can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_remuneration.html .

The practices and procedures contained in this policy are designed to attract and maintain talented and motivated directors and employees so as to encourage enhanced performance of the Company. Remuneration is regularly reviewed in line with prevailing industry levels, in order to attract and maintain key executives and suitably qualified directors.

Details regarding the remuneration of all directors and the highest paid executives not on the Board are contained in the Directors Report.

Shareholders Communication Strategy

Dark Blue Sea Ltd is dedicated to ensuring that shareholders are provided with information about the Company to enable them to exercise their rights as shareholders in an informed manner.

As part of this strategy, the Company has an Investor Relations section on its website located at http://darkbluesea.com/investor.html, whereby stakeholders and other interested parties can access all recent and past company announcements and statutory filings made with the Australian Stock Exchange to keep informed of the companies business and financial activities.

Statement of Financial Performance

YEAR ENDED 30 JUNE 2004	Notes	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	DARK BLUE SEA LIMITED 2004 $	DARK BLUE SEA LIMITED 2003 $
REVENUES FROM ORDINARY ACTIVITIES					
Rendering of services	2	10,956,231	7,391,996	119,047	1,184
Non operating revenue	2	300,551	514,653	115	32,065
Total revenue		11,256,782	7,906,649	119,162	33,249
EXPENSES FROM ORDINARY ACTIVITIES					
Cost of traffic	3	5,979,977	6,333,762	-	-
Depreciation & amortisation	3	887,365	2,168,191	-	-
Salaries, wages and related costs		2,361,993	2,382,072	-	662
Computer hosting & bandwidth		231,652	227,347	-	-
Rent		56,914	259,864	-	-
Provision for doubtful debts		-	220,740	-	-
Write down of Intangibles		-	4,437,522	-	-
Provision/(reversal) for diminution of investments		-	-	(868,102)	9,363,554
Other expenses from ordinary activities		904,105	1,161,106	153,606	210,123
TOTAL EXPENSES		10,422,006	17,190,604	(714,496)	9,574,339
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		834,776	(9,283,955)	833,658	(9,541,090)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	1,118	257,135	-	-
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		833,658	(9,541,090)	833,658	(9,541,090)
NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF DARK BLUE SEA LIMITED	13	833,658	(9,541,090)	833,658	(9,541,090)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		833,658	(9,541,090)	833,658	(9,541,090)
Basic earnings per share(cents per share)	21	0.9	(13.4)		
Diluted earnings per share(cents per share)	21	0.9	(13.4)		

Statement of Financial Position

AT 30 JUNE 2004	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
CURRENT ASSETS					
Cash assets		2,455,520	951,069	2,800	481
Receivables	5	669,847	231,518	1,983,093	2,038,037
Other	6	958,680	697,146	-	-
TOTAL CURRENT ASSETS		4,084,047	1,879,733	1,985,893	2,038,518
NON-CURRENT ASSETS					
Other financial assets	7	-	-	1,464,654	596,552
Property, plant and equipment	8	245,454	593,987	-	-
Intangible assets	9	974,043	1,228,219	-	-
TOTAL NON-CURRENT ASSETS		1,219,497	1,822,206	1,464,654	596,552
TOTAL ASSETS		5,303,544	3,701,939	3,450,547	2,635,070
CURRENT LIABILITIES					
Payables	10	1,651,431	916,991	6,223	24,404
Provisions	11	207,789	174,282	-	-
TOTAL CURRENT LIABILITIES		1,859,220	1,091,273	6,223	24,404
TOTAL LIABILITIES		1,859,220	1,091,273	6,223	24,404
NET ASSETS		3,444,324	2,610,666	3,444,324	2,610,666
EQUITY					
Contributed equity	12	14,345,143	14,345,143	14,345,143	14,345,143
Accumulated losses	13	(10,900,819)	(11,734,477)	(10,900,819)	(11,734,477)
TOTAL EQUITY		3,444,324	2,610,666	3,444,324	2,610,666

Statement of Cash Flows

YEAR ENDED 30 JUNE 2004	Notes	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	DARK BLUE SEA LIMITED 2004 $	DARK BLUE SEA LIMITED 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers and other income		11,277,145	7,518,165	119,047	6456
Payments to suppliers and employees		(9,595,507)	(9,231,626)	(179,364)	(238,345)
Interest Received		24,117	73,625	115	32,065
Interest Paid		(6)	-	-	-
Income tax refund		(1,118)	812	-	-
Goods & services tax (remitted to)/refunded from the ATO		42,019	(171,566)	9,435	15,971
NET CASH FLOWS FROM OPERATING ACTIVITIES	22(a)	1,746,650	(1,810,590)	(50,767)	(183,853)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale of property, plant and equipment		664	345,914	-	-
Proceeds from sale of domain names		81,038	-	-	-
Purchase of property, plant and equipment		(60,406)	(73,017)	-	-
Purchase of Domain names		(264,151)	-	-	-
Movement in Security deposits		(53,087)	46,290	-	-
Purchase of controlled entity		-	(238,951)	-	(238,951)
Cash acquired in takeover		-	328,264	-	-
Advances from (to) controlled entity		-	-	53,086	(2,035,551)
NET CASH FLOWS (USED) IN INVESTING ACTIVITIES		(295,942)	408,500	53,086	(2,274,502)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		-	-	-	-
NET CASH FLOWS FROM FINANCING ACTIVITIES		-	-	-	-
NET CASH INCREASE/(DECREASE) IN CASH HELD		1,450,708	(1,402,090)	2,319	(2,458,355)
Add opening cash brought forward		951,069	2,458,836	481	2,458,836
Effects of exchange rate on cash		53,743	(105,677)	-	-
CLOSING CASH CARRIED FORWARD	22(b)	2,455,520	951,069	2,800	481

Notes to the Financial Statements
30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which included applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Dark Blue Sea Limited (the parent entity) and all entities which Dark Blue Sea Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction. Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Notes continued
30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(e) Cash and cash equivalents

Cash on hand and in banks and short-terms deposits are stated at the nominal value.

For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Prepayments

Prepayments are recorded at cost. They are amortised over their useful life which is not greater than 12 months.

(h) Investments

Non-current investments are carried at the lower of cost and recoverable amount.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount the expected net cash flows have not been discounted to their present values.

Notes continued
30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) Property, plant and equipment

Cost and valuation

All items of property, plant and equipment are measured at cost. Items of property, plant and equipment comprising a class of non-current asset are written off over their estimated useful life.

Depreciation

Depreciation is provided on a straight line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are	2004	2003
Computer equipment	2 to 4 years	2 to 4 years
Leasehold improvements	The lease term	The lease term
Office furniture	5 to 10 years	5 to 10 years
Premium domain names	2 to 5 years	2 to 5 years
Traffic Domain name portfolio	5 years	5 years
Software	3 years	3 years

(k) Intangibles

Patents and trademarks, including premium domain names

Patents and trademarks are stated at cost.

Premium domain names and product development costs are stated at cost and are amortised over their estimated useful lives being 2-5 years. The "Traffic Domain name portfolio" is amortised over 5 years.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

(l) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(m) Loans and borrowing

All loans are measured at the principal amount. Interest (if applicable) is charged as an expense as it accrues.

Notes continued
30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Contributed equity

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transactions costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

(p) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. In relation to the rendering of services, revenue is recognised when control of the right to be compensated for the services can be reliably measured. Revenue received in advance is brought to account as services are rendered.

Advertising click revenue

Revenue is recorded when an internet user clicks on a paying advertiser link.

(q) Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Tax Consolidation

Effective 1 July, 2003, Dark Blue Sea Ltd and its 100% owned Australian subsidiaries have elected to form a tax consolidated group, for the purposes of income taxation treatment. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expenses to the wholly-owned subsidiaries on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities, should the parent company default on its tax payment obligations.

Notes continued
30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(q) Taxes (cont'd)

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisitions of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(r) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries and annual leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits and other leave benefits; and
- other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 24 is not being recognised as an employee benefits expense.

Any contributions made to the superannuation funds by entities within the consolidated entity are charged against profits when due.

Notes continued
30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(s) Ability to pay debts

For the year ended 30 June 2004, the group recorded a net profit after tax of $833,658 (2003: net loss of $9,541,090).

The financial statements have been prepared on a going concern basis. The Directors believe this basis is appropriate because, in their opinion, the company and the group has sufficient cash reserves available to meet its debts as and when they fall due.

(t) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

Divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
2. REVENUES FROM ORDINARY ACTIVITIES					
Revenue from operating activities					
Rendering of services					
- Advertising click revenue		10,018,605	6,723,460	-	-
- Domain registrations & Domain sales		785,152	302,695	-	-
- Subscriptions revenue		143,176	338,214	-	-
- Other		9,298	27,627	119,047	1,184
Total revenue from operating activities		10,956,231	7,391,996	119,047	1,184
Revenue from non operating activities					
Interest - other persons/corporations		24,117	73,742	115	32,065
Other income		194,732	94,997	-	-
Proceeds from disposal of property, plant & equipment		81,702	345,914	-	-
Total revenue from non operating activities		300,551	514,653	115	32,065
Total revenues from ordinary activities		11,256,782	7,906,649	119,162	33,249

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
3. EXPENSES AND LOSSES / (GAINS)					
a) Cost of traffic		5,979,977	6,333,762	-	-
Depreciation of non current assets					
Computer equipment		283,034	239,885	-	-
Furniture and equipment		24,403	23,251	-	-
Leasehold improvements		57,720	47,228	-	-
Software		36,418	30,595	-	-
Total depreciation of non current assets		401,575	340,959	-	-
Amortisation of non current assets					
Goodwill		-	1,374,374	-	-
Intellectual property		366,660	275,000	-	-
Other Intangible assets		-	54,946	-	-
Premium domain names		119,130	121,894	-	-
Patents and trademarks		-	1,018	-	-
Total amortisation of non current assets		485,790	1,827,232	-	-
Total depreciation & amortisation expense		887,365	2,168,191	-	-
Borrowing costs expense					
Interest expense		6	117	-	-
Bad and doubtful debts - trade debtors		-	220,740	-	-
Operating lease rentals - minimum lease payouts		60,230	263,385	-	-
b) Losses / (Gains)					
Net gain on disposal of premium domain names		(47,936)	(165,395)	-	-
Net Foreign Currency (Gains) / Losses		(53,743)	105,677	-	-
Net loss on disposal of property, plant & equipment		6,699	5,602	-	-
c) Specific items					
Write down of intangibles		-	4,437,522	-	-
Provision / (Reversal) for diminution of investments		-	-	(868,102)	9,363,554

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
4. INCOME TAX					
a) The prima facie tax on profit/(loss) from ordinary activities differs from the income tax provided in the financial statements as follows:					
Prima facie tax on profit/(loss) from ordinary activities		250,436	(2,785,187)	250,097	(2,862,327)
Tax effect of permanent differences					
Capital raising expenses pre 2003		-	(14,337)	-	-
Non-allowable professional fees		-	2,227	-	-
Non-allowable travel and entertaining		94	1,707	-	-
Non-allowable amortisation and write off of intangibles		143,473	1,862,943	-	-
Non-allowable write (up)/down of investment		-	-	(260,431)	2,809,066
Profit on sale of Fixed assets		(12,371)	(14,179)	-	-
Other		-	(762)	-	-
Write back of prior year Future Income Tax Benefit previously recognised		-	257,135	-	-
Prior year losses not recognised/(utilised)		(381,632)	947,588	10,334	53,261
Under provision of previous year		1,118	-	-	-
Income tax expense attributable to ordinary activities		1,118	257,135	-	-
Income tax losses					
Future income tax benefit arising from tax losses not recognised at recording date as realisation of a benefit is not regarded as virtually certain.		491,227	900,474	491,227	46,061

This future income tax benefit will only be obtained if:

a) future assessable income is derived of a nature and of an amount to enable the benefit to be realised

b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

c) no changes in tax legislation adversely affect the consolidated entity realising the benefit.

Franking account balance

	Notes	CONSOLIDATED 2004	CONSOLIDATED 2003	DARK BLUE SEA LIMITED 2004	DARK BLUE SEA LIMITED 2003
Franking account balance as at end of financial year at 30% (2003: 30%)				-	-

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	2004	2003
		$	$	$	$
5. RECEIVABLES					
Trade debtors		203,327	253,642	-	-
Other debtors		726,260	237,401	629	2,487
Less Provision for doubtful debts		(259,740)	(259,740)	-	-
Other receivables		-	215	-	-
Amounts other than trade debts receivables from related parties:					
Wholly -owned group					
- controlled entities		-	-	1,982,464	2,035,550
		669,847	231,518	1,983,093	2,038,037
a) Related party receivables					
Wholly-owned group					
- controlled entities		-	-	1,982,464	2,035,550
b) Australian dollar equivalents					
Australian dollar equivalent of amounts receivable in foreign currencies not effectively hedged:					
- United States Dollars		918,024	483,740	-	-

c) Terms and conditions

Terms and conditions relating to the above financial instruments

i) Trade debtors are non-interest bearing and generally on 7 to 30 day terms

ii) Sundry debtors and other receivables are non interest bearing and have repayment terms between 30 and 90 days.

iii) Amounts receivable from controlled entities are:

- non interest bearing
- unsecured
- have no repayment terms

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
6. OTHER ASSETS (CURRENT)					
Prepayments		546,883	338,436	-	-
Security deposits		411,797	358,710	-	-
		958,680	697,146	-	-

i) Prepayments are amortised over a period of not more than 12 months.

ii) Security deposits - these are cash deposited with the National Australia Bank as security for:

- NAB merchant facilities
- Corporate credit card facility
- Bank guarantee for landlord as security on leased premises
- Standby letter of credit issued by NAB in favour of Network Solutions Inc. This is a security deposit to enable Fabulous to trade as an ICANN accredited domain registrar.

Notes continued
30 June 2004

	CONSOLIDATED		DARK BLUE SEA LIMITED	
	2004	2003	**2004**	2003
	$	$	$	$
7. OTHER FINANCIAL ASSETS (NON CURRENT)				
Investments at cost comprise:				
- Controlled Entities - Unlisted	-	-	9,960,106	9,960,106
- Provision for diminution	-	-	(8,495,452)	(9,363,554)
	-	-	1,464,654	596,552

Interests in Subsidiaries

Name	**Country of Incorporation**	**Percentage of equity interest held by the consolidated entity**	**Percentage of equity interest held by the consolidated entity**	**Investment**	**Investment**
		2004	2003	**2004**	2003
		(%)	(%)	($)	($)
Share Investments					
Shares - DBS Enterprises P/L	Australia	100	100	9,960,106	9,960,106
Shares – BattleTrolls P/L	Australia	100	100	^ 10	^ 10
Shares – Darkblue.com P/L	Australia	100	100	^ 10	^ 10
Shares – DBS Administration P/L	Australia	100	100	^ 10	^ 10
Shares – Roar.com P/L	Australia	100	100	^ 10	^ 10
Shares – PageSeeker.com P/L	Australia	100	100	^ 100	^ 100
Shares – Protopixel P/L	Australia	100	100	^ 10	^ 10
Shares – Searchabout P/L	Australia	100	100	^ 2	^ 2
Shares – Toast Technologies Inc.	USA	100	100	^ 1,657	^1,657
Shares – Unreal Sports.com P/L	Australia	100	100	^ 10	^ 10
Shares – Fabulous.com P/L	Australia	100	100	^ 113,877	^ 113,877
Shares – Domain Active P/L	Australia	100	100	^ 10	^ 10
Total Share Investments				10,075,812	10,075,812

^ Investments are held by DBS Enterprises Pty Ltd

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
8. PROPERTY, PLANT AND EQUIPMENT					
Office Furniture & Equipment					
At Cost		184,287	185,020	-	-
Accumulated Depreciation		(83,140)	(65,097)	-	-
		101,147	119,923	-	-
Computer Equipment					
At Cost		926,728	879,806	-	-
Accumulated Depreciation		(810,315)	(527,280)	-	-
		116,413	352,526	-	-
Leasehold Improvements					
At Cost		211,013	211,013	-	-
Accumulated Depreciation		(211,013)	(153,293)	-	-
		-	57,720	-	-
Software					
At Cost		128,014	127,520	-	-
Accumulated Depreciation		(100,120)	(63,702)	-	-
		27,894	63,818	-	-
Total Plant & Equipment		245,454	593,987	-	-
a) Reconciliations					
Office Furniture & Equipment					
Carrying amount at beginning		119,923	-	-	-
Additions		12,990	148,776	-	-
Disposals		(7,363)	(5,602)	-	-
Depreciation expense		(24,403)	(23,251)	-	-
Write down of carrying value		-	-	-	-
		101,147	119,923	-	-
Computer Equipment					
Carrying amount at beginning		352,526	-	-	-
Additions		46,921	592,411	-	-
Depreciation expense		(283,034)	(239,885)	-	-
		116,413	352,526	-	-

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
8. PROPERTY, PLANT AND EQUIPMENT (cont'd)					
Leasehold Improvements					
Carrying amount at beginning		57,720	-	-	-
Additions		-	104,948	-	-
Depreciation expense		(57,720)	(47,228)	-	-
		-	57,720	-	-
Software					
Carrying amount at beginning		63,818	-	-	-
Additions		494	94,413	-	-
Disposals		-	-	-	-
Depreciation expense		(36,418)	(30,595)	-	-
Write down of carrying value		-	-	-	-
		27,894	63,818	-	-
9. INTANGIBLES					
Premium domain names		503,888	584,850	-	-
Accumulated amortisation		(243,825)	(181,631)	-	-
		260,063	403,219	-	-
Traffic domain name portfolio		263,999	-		
Accumulated amortisation		(8,359)	-		
		255,640	-		
Pageseeker IP		1,100,000	1,100,000	-	-
Accumulated amortisation		(641,660)	(275,000)	-	-
		458,340	825,000	-	-
Goodwill on Consolidation		5,601,288	5,601,288	-	-
Accumulated amortisation		(1,487,465)	(1,487,465)	-	-
Recoverable amount write-down		(4,113,823)	(4,113,823)	-	-
		-	-	-	-
Patents, trademarks & other		639,887	639,887	-	-
Accumulated amortisation		(316,188)	(316,188)	-	-
Recoverable amount write-down		(323,699)	(323,699)	-	-
		-	-	-	-
		974,043	1,228,219	-	-

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	$	$	$
10. PAYABLES					
Trade creditors		14,895	179,729	6,223	3,104
Other creditors and accruals		1,271,364	465,997	-	21,300
Unearned revenue		365,172	271,265	-	-
		1,651,431	916,991	6,223	24,404
a) Australian dollar equivalents					
Australian dollar equivalent of amounts payable in foreign currencies not effectively hedged:					
- United States Dollars		1,492,098	254,032	-	-

b) Terms and conditions

Terms and conditions relating to the above financial instruments

i) Trade Creditors are non-interest bearing and are normally settled on 30 day terms.

ii) Other Creditors are non-interest bearing and have terms of between 30 – 60 days

	Notes	CONSOLIDATED 2004	CONSOLIDATED 2003	DARK BLUE SEA LIMITED 2004	DARK BLUE SEA LIMITED 2003
11. PROVISIONS					
Employee benefits	24	152,949	112,273	-	-
Other		54,840	62,009	-	-
		207,789	174,282	-	-

(a) Other Provisions

(i) Provision for prize money - $10,340 (2003 - $17,509).

An amount equivalent to one month's prize money is taken up as a provision for Unreal Racing. Members subscribe monthly to participate in the game. One month prize money is considered the appropriate level for the provision.

(ii) Provision for chargebacks - $44,500 (2003 - $44,500).

This amount represents a general provision for a loss of credit card revenue through "chargebacks". The company collects a large percentage of it's revenue through online processing of credit cards. A chargeback occurs when a customer disputes the transaction with his bank which he is able to do because there is no signature in an online process. The level of the provision is estimated based on our experience and the level of recent revenue collected by credit cards.

Notes continued
30 June 2004

	CONSOLIDATED		DARK BLUE SEA LIMITED	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
12. CONTRIBUTED EQUITY				
a) Issued and paid up capital				
Ordinary shares fully paid	14,345,143	14,345,143	14,345,143	14,345,143

	2004		2003	
b) Movements in shares on issue	**Number of shares**	**$**	**Number of shares**	**$**
Beginning of the financial year	88,696,629	14,345,143	53,218,000	4,623,989
Issued during the year				
i) Share consolidation	-	-	(35,478,703)	-
ii) Issued to acquire Dark Blue Sea group	-	-	70,957,332	9,721,154
End of the financial year	88,696,629	14,345,143	88,696,629	14,345,143

(i) On October 17 2002, 35,478,703 ordinary fully paid shares were consolidated on a 1 for 3 basis.

(ii) On October 18 2002, 70,957,332 ordinary fully paid shares were issued to acquire 100% of the issued capital of DBS Enterprises Pty Ltd.

c) Share Options

Total outstanding options

At the end of the year, there were 4,066,000 (2003: 13,232,665) unissued ordinary shares in respect of which options were outstanding.

Options over ordinary shares expired:

1. On 5 January 2004, 5,917,523 options over ordinary shares with an exercise price of $0.60 expired;
2. On 5 January 2004, 1,749,142 options over ordinary shares with an exercise price of $0.60 expired
3. On 10 January 2004, 166,667 options over ordinary shares with an exercise price of $0.60 expired;
4. On 10 January 2004, 83,333 options over ordinary shares with an exercise price of $0.90 expired;
5. On 10 January 2004, 166,667 options over ordinary shares with an exercise price of $1.20 expired;
6. On 10 January 2004, 1,083,333 options over ordinary shares with an exercise price of $0.60 expired.

Employee share scheme

On 19 December, 2002, 2,678,000 employee options were issued over ordinary shares, exercisable at $0.20 on or after 1 January, 2005 and expiring 30 June, 2005 ("employee options"). As at 30 June, 2004, 792,000 employee options had been forfeited. Further details are provided in note 24.

d) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up of the company, to participate in the proceeds from the sale of surplus assets in proportion to the number and amounts paid up on shares held.

Notes continued
30 June 2004

	Notes	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	DARK BLUE SEA LIMITED 2004 $	DARK BLUE SEA LIMITED 2003 $
13. ACCUMULATED LOSSES RECONCILIATION					
Balance at beginning of the year		(11,734,477)	(2,193,387)	(11,734,477)	(2,193,387)
Add Profit/(Loss) for the year		833,658	(9,541,090)	833,658	(9,541,090)
Balance at the end of the year		(10,900,819)	(11,734,477)	(10,900,819)	(11,734,477)
14. EXPENDITURE COMMITMENTS					
Lease expenditure commitments:					
Operating leases (non-cancellable)					
- not later than one year		137,400	284,428	-	-
- later than one year and not later than five years		545,250	12,456	-	-
- aggregate lease expenditure contracted for at balance date		682,650	296,884	-	-
15. AUDITORS' REMUNERATION					
Amounts received or due and receivable by the auditors of the company for:					
- audit / review of the financial report of the entity and the other entities in the consolidated group		48,950	24,075	33,750	21,075
- other services in relation to the entity and the other entities in the consolidated group (professional services in relation to the reverse takeover, being acquisition of the controlled entity)		-	83,580	-	-
		48,950	107,655	33,750	21,075

16. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives:

(i) *Specified directors*

V.A. Wills	Chairman (non-executive)
R.E. Moore	Director and Chief Executive Officer
J.M. Ganim	Director (non-executive)

(ii) *Specified executives*

G.J. Platz	Chief Financial Officer
D. Warner	Chief Operating Officer

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

It is the group's policy that remuneration of directors and executives is set and regularly reviewed in line with prevailing industry levels, in order to attract and maintain suitably qualified directors and key executives.

The Board have adopted a formal Performance Evaluation Policy for assessing the performance of Directors and Executives. A copy of this policy can be found on the Corporate Governance section of the Company's website located at http://darkbluesea.com/policies_remuneration.html.

The level of remuneration is also reviewed, taking into account the group's financial results and the officer's direct or indirect contribution to those results.

Although the group does not offer direct performance based bonuses, it does provide long term equity based emoluments to directors and executives via its employee share option plan. Details regarding the issue of share options under this plan are provided in note 24 of the financial statements.

Notes continued
30 June 2004

(ii) *Remuneration of Specified Directors and Specified Executives*

Details of the nature and amount of each element of the emolument of each director of the company and group and each of the executive officers of the company and group receiving the highest emolument for the financial year are as follows:

		Primary			Post Employment		Equity	Other	Total
		Salary & Fees	Cash Bonus	Non-monetary benefits	Superannuation	Retirement benefits	Options	Bonuses	
Specified Directors									
V.A. Wills									
	2004	$60,000	-	-	-	-	-	-	$60,000
	2003	$40,000	-	-	-	-	-	-	$40,000
R.E. Moore									
	2004	$150,000			$13,500	-	$157,987	-	$321,487
	2003	$153,845	-	-	$13,846	-	$78,994	-	$246,685
J.M. Ganim						-			
	2004	$42,534	-	-	$17,466	-	$90,579	-	$150,579
	2003	$34,827	-	-	$3,134	-	$45,290	-	$83,251
Total Remuneration: Specified Directors									
	2004	$252,534	-	-	$30,966	-	$248,566	-	$532,066
	2003	$228,672	-	-	$16,980	-	$124,284	-	$369,936
Specified Executives									
G.J. Platz									
	2004	$117,500	-	-	$10,575	-	$105,325	-	$233,400
	2003	$107,627	-	-	$9,686	-	$52,663	-	$169,976
D. Warner									
	2004	$100,464	-	$22,691	$8,899	-	$105,325	-	$237,379
	2003	$100,161	-	$21,915	$9,014	-	$52,663	-	$183,753
Total Remuneration: Specified Executives									
	2004	$217,964	-	$22,691	$19,474	-	$210,650	-	$470,779
	2003	$207,788	-	$21,915	$18,700	-	$105,326	-	$353,729

(c) Remuneration options: Granted and vested during year

There were no options granted to specified directors or specified executives during the current financial year.

(d) Shares issued on exercise of remuneration options

There were no remuneration options exercised during the current financial year.

Notes continued

30 June 2004

(e) Option holdings of Specified Directors and Specified Executives

	Balance at beginning of period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at end of period	Balance at 30 June, 2004		
	1 July, 2003				30 June, 2004	Total	Not exercisable	Exercisable
Specified Directors								
V.A. Wills	855,840	-	-	(855,840) *	-	-	-	-
R.E. Moore	951,951	-	-	(201,951) *	750,000	750,000	750,000	-
J.M. Ganim	476,576	-	-	(46,576) *	430,000	430,000	430,000	-
Specified Executives								
G.J. Platz	500,000	-	-	-	500,000	500,000	500,000	-
D. Warner	500,000	-	-	-	500,000	500,000	500,000	
			-	-				
Total	**3,284,367**	-	-	(1,104,367)	**2,180,000**	2,180,000	2,180,000	

* Options Expired on 5 January, 2004

(f) Shareholdings of Specified Directors and Specified Executives

	Balance at 1 July, 2003	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance at 30 June, 2004
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Specified Directors					
V.A. Wills	7,921,058	-	-	20,000	7,941,058
R.E. Moore	1,949,122	-	-	100,000	2,049,122
J.M. Ganim	1,351,567	-	-	-	1,351,567
		-			
Specified Executives					
G.J. Platz	-		-		-
D. Warner	-		-		-
Total	**11,221,747**	-	-	**120,000**	**11,341,747**

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(g) Loans to Specified Directors and Specified Executives

There were no loans to specified directors or specified executives as at the beginning of the year and no loans have been made during the current year.

(h) Other transactions and balances with Specified Directors and Specified Executives

Services

Legal services were provided by Hopgood Ganim Lawyers, a firm of which Mr J.M. Ganim is a partner. These services were provided at normal commercial rates and totalled $10,565 for the current year.

Amounts recognised at the reporting date in relation to other transactions:

Revenue and expenses	**2004**	**2003**
Expenses	$11,000	$29,000
Total expenses	$11,000	$29,000

Notes continued
30 June 2004

17. RELATED PARTY DISCLOSURES

Wholly owned group transactions

Loans

As at 30 June, 2004, an amount of $1,982,464 was on loan from Dark Blue Sea Limited to DBS Administration Pty Ltd (a 100% owned subsidiary). The loan is non-interest bearing, unsecured and has no repayment terms. DBS Administration Pty Ltd has on loaned some of this advance to other subsidiaries on an "as required" basis on the same terms and conditions.

18. SUBSEQUENT EVENTS

There have not been any matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in financial periods after the financial year.

19. SEGMENT INFORMATION

No segmented financial reporting is undertaken by the consolidated entity, primarily due to the integral way in which each of its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio interact and collectively contribute to the revenue generating activities of the consolidated entity.

The company conducts its business activities via the internet to the global market. Sales are derived primarily in the United States with immaterial sales occurring in other jurisdictions. As the internet is global, the company does not and cannot specifically identify the geographic location of the end users.

20. FINANCIAL INSTRUMENTS

(a) The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised Financial Instruments

Cash and cash equivalents, receivables and term deposits: The carrying amount approximates fair value because of their short-term to maturity.

	Floating Interest Rate		Fixed interest rate maturing in: 1 Year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	%	%
(i) Financial assets														
Cash	1,923,127	707,364	-	-	-	-	-	-	532,393	243,705	2,455,520	951,069	0.45	1.82
Trade and other receivables	-	-	-	-	-	-	-	-	929,587	491,258	929,587	491,258	-	-
Security Deposits	214,649	323,710	161,291	-	-	-	-	-	35,857	35,000	411,797	358,710	1.16	2.09
Total Financial assets	2,137,776	1,031,074	161,291	-	-	-	-	-	1,497,837	769,963	3,796,904	1,801,037		
(ii) Financial liabilities														
Trade Creditors	-	-	-	-	-	-	-	-	14,895	179,729	14,895	179,729		
Other Creditors and accruals	-	-	-	-	-	-	-	-	1,271,364	465,997	1,271,364	465,997		
	-	-	-	-	-	-	-	-	1,286,259	645,726	1,286,259	645,726		

Notes continued
30 June 2004

20. FINANCIAL INSTRUMENTS (cont'd)

(b) Credit Risk Exposure

The company's maximum exposure to credit risk at the reporting date in relation to each recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position.

Concentration of credit risk

Due to the nature of the industry in which the company operates, it does have a recognised concentration of credit risk in relation to trade receivables and other receivables, having entered into transactions with a small number of customers with high monthly account balances.

However, credit risk in trade receivables is managed in the following ways:

- Credit is not offered to new customers or those with a history of overdue accounts;
- Written agreements are entered into with all major customers to whom credit is provided;
- Payment terms under these agreements are 45 days or less
- Most customers actually prepay for services.

(c) Interest Rate Risk

The company has minimal exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at year end.

21. EARNINGS PER SHARE	**Consolidated 30-Jun-04**	**Consolidated 30-Jun-03**
	$	**$**
The following reflects the income and share data used in the calculations of basic earnings per share:		
Profit from ordinary activities after income tax expense	833,658	(9,541,090)
Earnings used in calculating basic earnings per share	833,658	(9,541,090)
	Number of shares	
Weighted average number of ordinary shares used in calculating basic earnings per share:	88,696,629	71,394,740
Share options	79,725	1,431,585
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share:	88,776,354	72,826,325

Notes continued
30 June 2004

	Notes	CONSOLIDATED		DARK BLUE SEA LIMITED	
		2004	2003	**2004**	2003
		$	**$**	**$**	**$**
22. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations					
Net profit/(loss)		833,658	(9,541,090)	833,658	(9,541,090)
Non-cash Items					
Depreciation of non-current assets		401,575	340,959	-	-
Amortisation of non-current assets		485,790	1,827,232	-	-
Net loss on write down of intangibles		-	4,437,522	-	-
Reduction in provision for diminution of investments		-	-	(868,102)	9,363,554
Net (profit)/loss on disposal of property, plant & equipment		(41,237)	(159,793)	-	-
Net foreign currency (gains)/losses		(53,743)	105,677	-	-
Changes in assets and liabilities					
(Increase)/decrease in trade & other receivables		(438,329)	58,693	1,858	2,496
(Increase)/decrease in prepayments		(208,447)	1,417,462	-	-
(Increase)/decrease in deferred tax asset		-	257,135	-	-
(Decrease)/increase in trade & other creditors		639,969	(408,366)	(18,181)	(8,813)
(Decrease)/increase in unearned revenue		93,907	(53,486)	-	-
(Decrease)/increase in provisions		33,507	(92,535)	-	-
Net cash flow from operating activities		1,746,650	(1,810,590)	(50,767)	(183,853)
(b) Reconciliation of Cash					
Cash balance comprises:					
- cash assets		2,455,520	951,069	2,800	481
- short term deposits		-	-	-	-
Closing cash balance		2,455,520	951,069	2,800	481

Notes continued
30 June 2004

23. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Contingent Liabilities

A. Overture Services Inc ("Overture"), the market leader in pay-per-click search engines, lodged a patent application for pay-per-click search engine technology in May 1999 and the patent (U.S. Patent No. 6,269,361) was granted in July 2001.

On 9 August 2004, Google Inc. paid a significant settlement amount to Yahoo in order to settle multiple pending claims asserted by Yahoo and its wholly-owned subsidiary, Overture. One of the claims asserted by Overture was a claim for patent infringement by Google of Overture's pay-per-click search engine patent. As part of the settlement, Overture dismissed its patent lawsuit against Google and granted Google a fully-paid, perpetual license to the patent and several related patent applications held by Overture. As the settlement related to multiple claims, the settlement amount directly related to the patent is unclear.

Overture is currently involved in litigation with FindWhat.com relating to this patent. FindWhat.com is contesting Overture's patent.

If Overture is ultimately successful in defending their patent claims, Pageseeker.com Pty Ltd (a wholly owned subsidiary of Dark Blue Sea Ltd) could be found to be in breach of Overture's patent and therefore liable for an account of profits or unpaid royalties. The amount of this potential liability cannot currently be determined. Dark Blue Sea Ltd has an existing commercial arrangement with Overture, which could mitigate any potential claim for damages or royalties.

B. On 24 February 2003, Pageseeker.com Pty Ltd ("Pageseeker") commenced proceedings in the Supreme Court of Queensland against one of its customers, Adultshop.com Ltd ("Adultshop") to recover an outstanding amount of US$69,304 for services rendered.

Adultshop.com Ltd subsequently filed a Defence and Counterclaim in the above mentioned proceedings, claiming a set-off of US$747,395 for an amount allegedly overpaid by Adultshop to Pageseeker, based on an allegation of an agreement to provide a discount, which was not allowed for in the invoices issued to and paid by Adultshop. The discount was not allowed for as Pageseeker had no knowledge of any alleged agreement for a discount and has not been provided with any credible evidence of such agreement, notwithstanding numerous requests to Adultshop to provide such evidence.

The party awarded judgement in the above proceedings shall be entitled to recover, in addition to the amount of its claim or counterclaim, interest to the date of judgement at the rate of 9% and its assessed costs.

The pleadings and discovery phases of the proceedings are now almost complete and the matter will soon be ready to be set down for trial.

24. EMPLOYEE BENEFITS

The aggregate employee benefit liability is comprised of:

	CONSOLIDATED		DARK BLUE SEA LTD	
	2004	2003	2004	2003
Accrued wages, salaries and on-costs	-	-	-	-
Provision (current)	152,949	112,273	-	-
Provision (non-current)	-	-	-	-
TOTAL	152,949	112,273	-	-

Employee Share Option Plan

An employee share option plan has been established by the company, whereby the company may, at the discretion of management, grant options over ordinary shares in the company to selected members of the staff. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the board.

The options that have been issued to employees pursuant to the company's employee share option plan are not to be quoted on the ASX or any other exchange. The options are exercisable at $0.20 each on or before 30 June 2005 and are issued subject to the following conditions:

- The options cannot be transferred from the person to whom they were issued without the prior written consent of the directors (which may be given or refused in their absolute discretion);
- The options cannot be exercised until 1 January 2005;
- The employee must remain in continuous employment with the Company from the date of issue until the date of exercise.

There are currently 2 directors, 2 executive officers and 28 other employees eligible to participate in the employee share option plan.

Notes continued
30 June 2004

24. EMPLOYEE BENEFITS (cont'd)

Information with respect to the number of options granted under the employee share option plan during the current reporting period is as follows:

		2004		2003	
	Notes	Number of Options	Exercise price	Number of Options	Exercise price
Balance at beginning of year	24(a)	1,886,000	$0.20	NIL	N/A
Granted	24(b)	NIL	$0.20	2,678,000	$0.20
Forfeited		NIL	$0.20	792,000	$0.20
Exercised	24(c)	NIL	$0.20	NIL	$0.20
Balance at end of year	24(d)	1,886,000	$0.20	1,886,000	$0.20
Exercisable at end of year		NIL	$0.20	NIL	$0.20

(a) Options held at the beginning of the reporting period

The following table summaries information about options held by employees as at 1 July, 2003:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
1,886,000	19 December 2002	1 January 2005	30 June 2005	$0.20

(b) Options granted during the reporting period

There were no options granted by the company to employees during the year.

(c) Options exercised during the reporting period

There were no options exercised during the year ended 30 June 2004.

(d) Options held as at the end of the reporting period

The following table summarises the details of the options held by employees of the company as at 30 June 2004:

Number of options	Grant date	Vesting date	Expiry date	Exercise price
1,886,000	19 December 2002	1 January 2005	30 June 2005	$0.20

(e) Superannuation Commitments

The Consolidated entity makes contributions of 9% of employees' wages and salaries.

Notes continued
30 June 2004

25. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Dark Blue Sea Ltd has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Dark Blue Sea has assigned resources to address each of the areas in order of priority. The audit committee will oversee the progress of each area and make the necessary decisions. As Dark Blue Sea has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Dark Blue Sea prepare its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Dark Blue Sea. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB 139 - *Financial Instruments: Recognition and Measurement,* financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost, held to maturity – measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities – measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Impairment of Assets

Under AASB 136 - *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the consolidated entity's accounting policy which currently determines the recoverable amount of an asset based on expected net cash flows that have not been discounted to their present values. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs may be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Share based payments

Under AASB 2 - *Share based Payments*, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of the future equity based remuneration plans are unknown.

Directors' Declaration

In accordance with a resolution of the directors of Dark Blue Sea Ltd, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

....

V.A.Wills
Chairman

Brisbane, 16 September 2004

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

INDEPENDENT AUDIT REPORT

To the members of Dark Blue Sea Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Dark Blue Sea Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Dark Blue Sea Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Dark Blue Sea Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

A. de Groot
Partner

Brisbane

16 September 2004

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows.

(a) Distribution of equity securities

The number of shareholders, by size of holding, in each class of share as at 7 September, 2004 are:

	Ordinary shares	
	Number of holders	**Number of shares**
1 - 1,000	7	3,363
1,001 - 5,000	203	821,266
5,001 - 10,000	26	213,634
10,001 - 100,000	104	4,650,790
100,001 and over	66	83,007,576
Total	406	88,696,629
The number of shareholders holding less than a marketable parcel of shares are:	13	10,289

(b) Twenty largest shareholders

The names of the twenty largest holders of Ordinary Shares (being the only class of quoted equity securities) as at 13 September, 2004 are:

		Listed ordinary shares	
		Number of shares	**Percentage (%) of ordinary shares**
1.	MR DEAN SHANNON	32,974,290	37.18
2.	TRICOM NOMINEES PTY LTD <LPG A/C>	9,270,165	10.45
3.	STEEL-LOC PTY LTD	7,058,902	7.96
4.	TOAST.COM PTY LTD	3,211,711	3.62
5.	OUTFIELD LIMITED	3,207,425	3.62
6.	SOVEP PTY LTD <VOYAGER FAMILY A/C>	2,565,940	2.89
7.	MOBIUS SOLUTIONS PTY LTD	1,321,892	1.49
8.	MR DAVID OHLSON	1,286,686	1.45
9.	MR STEPHEN LAWLEY & MS JENNIFER LAWLEY	1,200,000	1.35
10.	MR ALLAN DRAKE-BROCKMAN	1,188,889	1.34
11.	DRAGONLYN PTY LTD	1,140,000	1.29
12.	QUOTE HOLDINGS PTY LTD <SALROWE PENSION FUND A/C>	862,156	0.97
13.	WAYBURN HOLDING PTY LTD	862,156	0.97
14.	BOUTIQUE VENUES PTY LTD	855,314	0.96
15.	LOST ARK NOMINEES PTY LIMITED <MYA SUPER A/C>	800,000	0.90
16.	TRIO INVESTMENTS PTY LTD	797,025	0.90
17.	ARREDO PTY LTD	650,000	0.73
18.	WALKER CORPORATION PTY LIMITED	628,900	0.71
19.	MR REX LANCELOT JONES	598,719	0.68
20.	MR DAVID OHLSON & MS LINDA OHLSON <LSJB FUND A/C>	478,976	0.54

ASX Additional Information continued

(c) Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001 are:

	Number of shares
Mr Dean Shannon	39,183,019
Wind Chao Investments Ltd	10,477,590
Steel-Loc Pty Ltd	8,783,214

(d) Restricted Securities

The Company has the following restricted securities on issue:

53,589,049 Ordinary Shares;

1,180,000 Options over Ordinary Shares exercisable at 20 cents each on or before 30 June 2005.

The escrow period for all of the above mentioned securities ends on 23 October, 2004:

(e) Voting rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

(f) Statement of Use of Cash Assets per Listing Rule 4.10.19

Throughout the whole of the reporting period, the consolidated entity has used the cash and assets in a form readily convertible to cash that it had at the time of readmission under Listing Rule 11.1.3, in a way consistent with its business objectives.

Payment Sure

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DARK BLUE SEA LTD - ACN 091 509 796

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of Dark Blue Sea Ltd will be held at The Polo Club, 1 Eagle Street, Brisbane at 9.00 am on Wednesday, 17 November, 2004.

Business

1. To receive, consider and adopt the Directors' Report, the Financial Report and the Consolidated Financial Report for the year ended 30 June, 2004 and the Auditors Report on the Financial Report and Consolidated Financial Report;

2. To elect as a director, Mr Joseph Michael Ganim, who retires from office in accordance with Rule 3.6(a) of the Company's Constitution, and being eligible for re-election, offers himself for re-election;

3. To appoint Ernst & Young as auditor of the Company; and

4. To conduct any other business that may be lawfully brought forward.

By Order of the Board

G.J. Platz
Secretary
Brisbane, 16 September, 2004

Proxies

A member entitled to attend and vote at the meeting is entitled to appoint a proxy. A member entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. A proxy need not be a member of the company. Proxies must be received by the company not later than 48 hours before the meeting. A form of proxy is provided with this notice.

Form of Proxy

Company Secretary
Dark Blue Sea Limited
GPO Box 278
Brisbane QLD 4001

I/We ______________________________

Of ______________________________

being a member(s) of DARK BLUE SEA LIMITED hereby appoint ______________________________

____

of ______________________________

or, in his/her absence ______________________________

of ______________________________

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held on the seventeenth (17th) day of November 2004 and at any adjournment of that meeting.

I/We desire to vote on the resolutions as indicated below:

Please indicate with an X how you wish your vote to be cast. Unless otherwise instructed, the proxy may vote as he/she thinks fit.

The resolutions are numbered as in the Notice of Meeting

Resolution No.	1	2	3
FOR			
AGAINST			

Signed this day of , 2004

Signature(s) of member(s)

____

____

(Proxies must be received by the company not less than forty-eight hours before the time appointed for the holding meeting.)

(Completed proxies can be returned to the Company at either GPO Box 278, Brisbane, QLD, 4001 or by facsimile at (07) 3007 0001 or scanned and emailed to the Company Secretary, at g.platz@au.darkbluesea.com

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 11 October, 2004

FORTHCOMING RELEASE OF RESTRICTED SECURITIES

In accordance with ASX Listing Rule 3.10A, the Company advises that the escrow period for the following securities ends on 24 October, 2004:

- 53,589,049 Ordinary Shares;
- 1,180,000 Options over Ordinary Shares exercisable at 20 cents each on or before 30 June 2005.

The Company proposes to apply for quotation of the above mentioned Ordinary Shares, while the above mentioned Options will remain unlisted.

Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 21 October, 2004

DOMAIN NAME INDUSTRY TRADE SHOW

We company wishes to advise that two of the Company's executives will be attending a domain name industry trade show and convention being held at the Marriot Hotel, Delray Beach, Florida, USA between 20-23 October, 2004.

The following material will be distributed to attendees of the convention.

Mr Greg Platz

Company Secretary

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

Presentation

October 2004

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

DarkBlueSea

Presentation October 2004

Dark Blue Sea

- Advertising intermediary (or traffic broker) between traffic sources and advertisers
- Unique Integrated Product platform consisting of three key products
  - Roar / PageSeeker – pay per click engine – lead based business
  - Dark Blue – affiliate network – commission based business
  - Fabulous – domain name registrar / domain management system
- Domain Name Portfolio
  - Approximately 200,000 domain names
- 1.5 to 2 million unique visitors per day pass through the DBS network

ROAR Fabulous.com Dark Blue

DarkBlueSea

Executive Summary

- Direct leverage to the online advertising Industry which is growing strongly
- Unique Product Mix provides significant growth opportunities
- Low, fixed cost structure so incremental net revenue growth translates into Profit
- Domain Name Portfolio is a strategic asset

Online Advertising Industry

- US$8+ billion per annum industry



Online Advertising Industry
$US million
2500
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Quarter

- Internet Advertising Board projects
  - the industry to be US$14 billion in 2008
  - keyword search and rich media to be the main drivers

DarkBlueSea

Overall e-Commerce is Growing Strongly Again

- Forrester Research expects e-Commerce revenue to double by 2010 to 12% of US retail sales
- Broadband penetration in the US (and elsewhere) is the key driver
  - Penetration of Connected US households: 50% (Aug 2004), 30% (Dec 2002)
  - Significantly better user experience than 56k modem
  - Byproduct of WorldCom collapse – much lower prices as no cost of capital!
- More and better e-commerce websites - more places to spend money
- Better Online payment systems / user confidence in e-commerce
- Widening of the number of industries with a commercial online presence
- Consumer Technographics Survey (Forrester) highlights that people are spending more time online than watching television
- The critical mass point has probably been reached in the US
- Market validation by the performance of the Nasdaq

Keyword Search Market

- Keyword search market is 40% of the overall online advertising market
- Main driver of overall growth in the advertising industry



Online Advertising Industry
Keyword and Non-Keyword Component
$US million
2500
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Quarter
Keyword
Non-Keyword

- Driven by Google and Yahoo/Overture (95% of the market)
- The internet is not a broadcast media, it is ideally suited to narrowcasting
- Keywords (typing phrases into search engines) is the path to the narrowcast channels
- Google, Yahoo, MSN & AOL have ~90% market share

Keyword Related Industries

- Parallel advertising markets based on keywords
- Classified ads (online newspapers, job sites, auction sites) represent 20% of internet advertising. All are all navigated by keyword
- As bandwidth improves text based ads are evolving into more graphically orientated ads
- Advertiser product catalogs are made available through:
  - Affiliate networks (e.g. CJ, Linkshare, Performics, Darkblue)
  - Shopping comparison sites (e.g. shopping.com, buy.com)
  - Product searches (Yahoo Shopping and Froogle)
- Mutually beneficial interrelationship between keyword related industries and keyword search (e.g. shopping.com pages/ads are found on Google, shopping.com is a traffic affiliate of Google)
- Keywords are the primary method of organizing the web – creating the narrowcast channels

Internet Traffic

- Internet traffic is the flow of internet surfers navigating the world wide web
- Internet traffic can be controlled and directed to a particular website
- Traffic economics are moving towards two performance based models
  - Cost per Click (CPC) – lead based – traffic to the front door of the site
  - Cost per Acquisition (CPA) – commission based on actual sales made
- Traffic Quality is not all the same
  - Potential is based on how much money is in the pocket
  - Influenced by the traffic source and advertiser's conversion ability
- Offline Equivalents are Shopping Centre floor traffic and Tourist Buses
  - Duty Free Stores v Discount Shops, Rich Tourists v Backpackers

Primary v Secondary Internet Traffic

- The simplest and best indicator of traffic quality
- Primary traffic – proactive action based on a new thought
  - Easier to convert to sales as it is the "first look" at the traffic.
  - The keyboard test – did the surfer type something?
- Secondary traffic – reactive
  - The surfer is clicking on links
  - Surfer is typically responding to an ad while browsing
- Yellow Pages is the best offline example of proactive "primary" traffic
- Roar / PageSeeker: Online version of the Yellow Pages plus
  - Highest bidding advertiser gets the first listing v "AAA Flowers";
  - Charged on a lead / referral basis v annual listing fee
- Primary traffic ⇔ Keyboard Test ⇔ Keyword Search

Internet Traffic Market

- Traffic sources have the upper hand in the negotiations with advertisers. Why?
  - Transactions conducted through websites deliver substantial overall productivity gains – no sales staff required / less retail space
  - Web sites are now a part of doing business – viewed as a sunk cost
  - Channel price integrity means shop pricing = web site pricing
  - The economic benefit is accruing to the traffic source
- "Traffic is King" on the Internet
- A good primary traffic source can get a 75% to 80% revenue share

Main Sources of Primary Traffic

- Search Engine is the bulk of the market (80% +)
  - Surfers searching for "flowers" etc on a search engine
  - Google, Yahoo, MSN (Yahoo) and AOL (Google) are main players
- Domain Name Type in Traffic (estimated 10% to 15%)
  - People typing in "flowers.com" into the address bar of their browser
- Size of the type in market was indicated by Verisign's Sitefinder
  - 9th most trafficked web site during their trial in October 2003
- Hybrid Primary Traffic includes downloaded applications, toolbars, adware
  - Relies on capturing user keyboard actions and serving ads
  - Subject to increasing scrutiny by industry heavyweights and regulatory authorities

Making Money from Domain Names is Simple

- Create a website which includes ads and host the website on the domain
- Surfer types in the domain and clicks on the ad = Revenue / revenue potential
- Keyword targeted ads are the most effective for conversion rates
  - Bedroomfurniture.com = "bedroom furniture" advertisements
  - CPC listings from Roar – paid on a per click basis
  - CPC listings from other PPC providers (Google, Yahoo/Overture, etc)
  - CPA advertisements from Dark Blue – paid on a commission basis
  - Other CPA advertisements (Commission Junction, eBay, Amazon, etc)

- Domain Name Parking Services help manage domain name portfolios
  - Yahoo / Overture, Google deal with bigger domain name owners
  - Fabulous, Domain Sponsor, Sedo deal with the middle market/resell Overture and Google

PPC Search Engine Advertising Market / Money Flows

- Advertisers / Ad agencies pay the PPC search engine in advance
- The advertisers bid on relevant keywords (a florist might bid on "flowers", "florist", "roses", etc) on a price per click basis in an ongoing real time auction

- PPC search engines send their results via "XML feeds" to the traffic sources e.g.
  - Overture sends PPC results to Yahoo (internal) and MSN (external)
  - Google Adwords sends PPC results to Google (internal) and AOL (external)
  - Roar sends PPC results to domain names managed in Fabulous

- When a surfer clicks on the PPC supplied link, the relevant advertiser account is debited by their bid amount
- The external traffic sources receives a % revenue share from the PPC engine
- The PPC engine pays the traffic source typically 7 to 45 days after month end
- There is a very active PPC to PPC market which settles up each month

Example PPC advertising implementation


overture
You searched for flowers.
Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
Proflowers - Send Flowers for $29.99
Send beautiful floral arrangements and gifts nationwide. We ship direct from the grower so they are guaranteed fresh for seven days. Save 30-55% off retail prices.
Flower and Gift Site - Official FTD.COM
Celebrate all occasions with fresh flowers and gifts from FTD.COM. Same-day delivery available.
Arranged Flowers - Prices Start at $29
FTD and Teleflora Florist Delivery
Prices starting at $29.99, satisfaction 100% guaranteed. Order by 2 p.m. EST for same day delivery. Flowers delivered anywhere in the world. We offer arrangements and gifts at great prices.
Flowers from $24.99 at 1-800-FLOWERS.COM
Buy High End Flowers Online
Mystic Blooms - Fragrant Flowers
American Floral LLP
Advertisers' Max Bids
1. Proflowers - Send Flowers for $29.99 (Advertiser's Max Bid: $2.46)
2. Flower and Gift Site - Official FTD.COM (Advertiser's Max Bid: $1.60)
3. Arranged Flowers - Prices Start at $29 (Advertiser's Max Bid: $1.59)
4. FTD and Teleflora Florist Delivery (Advertiser's Max Bid: $1.59)
5. Flowers from $24.99 at 1-800-FLOWERS.COM (Advertiser's Max Bid: $1.58)
6. Buy High End Flowers Online (Advertiser's Max Bid: $1.11)
7. Mystic Blooms - Fragrant Flowers (Advertiser's Max Bid: $1.10)
8. American Floral LLP (Advertiser's Max Bid: $1.00)
YAHOO! search
Yahoo! Search
SPONSOR RESULTS
TOP 20 WEB RESULTS out of about 37,800,000 Search took 0.053 seconds.
msn search
Results 1-15 of about 8154020 containing "flowers"

Presentation October 2004

Example Domain name implementation



overture
bedroom furniture
You searched for bedroom furniture.
Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
Redesign Your Bedroom on a Budget
Attractive bedroom pieces in a variety of styles and finishes to blend with any décor. Choose from headboards, night stands, dressers, mirrors, wardrobes and chests.
www.sauder.com
Bedroom Furniture
Contemporary, traditional, solid wood bedroom and dining room furniture for the discerning buyer. Children's furniture, sleigh beds, platform beds, bed walls, dressers, armoires and more.
www.bedroomfurnitureusa.com
Ready To Ship - Bedroom Furniture
Large inventory of contemporary bedroom furniture. Ready to ship. Call toll free. Compare our low prices. Financing with no interest. Reliable home delivery.
www.tema-usa.com
Custom Made Patina Bedroom Furniture
Durable modern bedroom furniture with the graceful lines and rich texture of 18th century Venetian painted furniture. Beds, nightstands, chests, secretaries, armoires, etagere and more.
www.outbackboutique.com
Eddie Bauer - Furniture Bedroom
Offers a large collection of great room furniture. Purchase sofas, couches, mirrors, accent tables and more.
www.eddiebauer.com
Bedroom Furniture: Only Iron
www.designerbeds.com
Advertisers' Max Bids
1. Redesign Your Bedroom on a Budget (Advertiser's Max Bid: $0.56)
2. Bedroom Furniture (Advertiser's Max Bid: $0.56)
3. Ready To Ship - Bedroom Furniture (Advertiser's Max Bid: $0.54)
4. Custom Made Patina Bedroom Furniture (Advertiser's Max Bid: $0.53)
5. Eddie Bauer - Furniture Bedroom (Advertiser's Max Bid: $0.52)
6. Bedroom Furniture: Only Iron Beds Here (Advertiser's Max Bid: $0.51)
Address http://www.bedroomfurniture.com
Bedroom Furniture
More Information
At this web site we offer assistance with bedroom furniture. In addition to information related to bedroom furniture, you can find the best sites concerning furniture, furniture and dining room furniture. This makes bedroomfurniture.com the most complete guide concerning bedroom furniture on the web.
Helpful Info
Most Popular Sites for Furniture
Buy Best-Selling Furniture - Lamps Plus
Order best-selling furniture at Lamps Plus. Get a low-price guarantee and two-day shipping on most products.
Woodchests.com
The Internet's largest, most popular, exciting selection of wood chests and treasure boxes! ALSO furniture, pub signs, shadow boxes, treasure boxes, humidors, nautical items, AND MORE!
Furniture: Compare Prices
Compare prices from over 40,000 stores. At BizRate.com, find deals, consumer reviews, and store ratings to save money.
Suggested Links
Real Estate
Home Improvement
Rentals
Gardening
Pets
Weddings
Parenting
Home Security
Further Reading
Jewelry
Sporting Goods
Bedroom Furniture
Associated Searches
Bed
Bedding
Baby furniture
Kid furniture
Bedroom set
Vanity
Dresser
Bed frame
Armoire
Bedroom decorating
Hot Topics
Movies & TV
Music
Radio
Celebrities
Gambling
Games
Hobbies
Sports
Arts
Family Attractions
Humor
The Internets best BEDROOM FURNITURE web sites
Claudio Rayes-La Colezione Romantica - designed in Italy. It is costly because of the craftmanship. The beds are shaped by heating and hammering solid iron. No part is hollow tubing.

DarkBlueSea

Presentation October 2004

The Domain Name Market

- Domain names are internet real estate (undeveloped land)
- Like real estate, domain names have various qualities, valuation approaches
  - Volume of traffic
  - "Brandability"
  - Current Revenue
  - Revenue Potential / Business Potential Value ~ Discounted Cash Flow
- Offline property:

  Value of land = Value of developed property less cost of development
- Online property:

  Value of Domain = Value of online business less cost of development
- Undeveloped domain names are primarily held by individuals
- A small number (including DBS) of very large domain name portfolio owners
- Dark Blue Sea is the only significant corporate domain name holder

Strategic Considerations

- The industry is growing rapidly on a global scale
- Technology improvements can change the playing field overnight
- Key Management Issues
  - Owning a primary traffic source is essential to economic survival
  - Commercially focused keywords are the keys to the narrowcast channels where the advertising dollars will be spent
  - Domain names are a natural growth asset and a relatively safe store of wealth
  - Traffic is king
  - Survival means the chance to participate in the future rewards
- Owning a portfolio of domain names is one of the simplest and best ways of getting exposure to the internets exciting growth

Profit and Loss Summary

A$'000	6 mths Dec-03	6 mths Jun-04	12 mths Jun-04
Revenue	4,509	6,724	11,233
Cost of Revenue	2,389	3,591	5,980
Gross Profit	2,120	3,133	5,253
Overheads	1,902	1,653	3,555
EBITDA	218	1,480	1,698
EBIT	236	1,047	811
NPAT	231	1,065	834

Key Financial Indicators

- All revenues and payments to traffic sources are in $US
- Overheads (mainly staff) are primarily in $A
- Internal traffic (includes domain name portfolio) is high margin annuity style
- External traffic is low margin and subject to competition

	Q3 2003	Q4 2003	Q1 2004	Q2 2004
Revenue (US$'000)				
Internal Traffic	477	595	719	614
External Traffic	684	882	1,369	1479
Margin (%)				
Internal	73	78	77	74
External	16	20	24	30
Overheads (A$'000)	901	883	979	930

DBS Assets / Valuation Considerations

- Key Assets
  - Domain Name Portfolio
  - Main Products (IP, existing customer base / deals), Market databases
- Asset Based Valuation
  - Discounted Cash flow is the best method for the Domain Name Portfolio
  - Recent relevant M&A transactions including Search123, Enhance, Marchex IPO, Commission Junction, Performics, Applied Semantics, go Click
- Comparable Listed Companies
  - Marchex, FindWhat, Looksmart, Mamma, Infospace, Ask Jeeves, ValueClick are the best comparables – similar financial characteristics to DBS
  - Typically trading on more than 4x trailing 12 month revenues

Contact Information

Dark Blue Sea

- Level 10, 243 Edward St, Brisbane
- (07) 3007 0000

Richard Moore

- Chief Executive Officer
- r.moore@au.darkbluesea.com

Greg Platz

- Chief Financial Officer
- g.platz@au.darkbluesea.com

Internet Marketing Meta-Analysis

Domain, Internet and Online Advertising Statistics

October 2004

Compiled by Fabulous.com

Section 1 - Domain Update

Domain Extension Distribution

Data as of 10/04/04.

Total Primary Domains Worldwide 42,718,183:

The table and graph below shows a brief statistical comparison of the Primary Domain - COM, NET, ORG, INFO and BIZ - registries; showcasing their respective (active) total domains and market share stats as at Monday, 04th October 2004.

Chart – Primary Domain Comparative Registrations (Excluding Country Code Domains)


gTLD "Market Share"
COM 73%
NET 12%
ORG 7%
INFO 6%
BIZ 2%

Table Chart – Primary Domain Comparative Registrations (Excluding Country Code Domains)

Rank	gTLD	Total Domains	Market Share
1	COM	30,998,749	72.57%
2	NET	4,990,563	11.68%
3	ORG	3,135,484	7.34%
4	INFO	2,554,734	5.98%
5	BIZ	1,038,653	2.43%

Source: http://www.webhosting.info/registries/global_stats/

Domain Distribution Including Country Code Domains

The following table details the ten largest Top Level Domains (TLD). Data supplied by the corresponding registry.
Date: End of September 2004 (or last available data)

Table – Top Ten TLD's (including Country Code Domains)

TLD	Total Domains
.com	30,984,895
.de	7,981,014
.net	4,994,669
.uk	3,616,380
.org	3,137,038
.info	1,919,279
.nl	1,236,040
.biz	1,041,047
.it	909,241
.us	880,753

Source: http://www.denic.de/en/domains/statistiken/domainvergleich_tlds/index.html

Geographic Distribution of Domains

Data as of 10/04/04.

This country-wise distribution section shows the Total number of Domain Names in each country. This statistic does not represent the Country where the Domain Name is hosted, but rather the Country of the Domain Name's 'Web Hosting Company'. This is a far more useful attribute since this represents the purchase point of the Web Service.

Chart - Domain Names by Country of Purchase


Domain Names by Country of Purchase
Germany 6%
United Kingdom 5%
Canada 4%
France 3%
China 2%
Korea 2%
Australia 2%
Japan 1%
Spain 1%
Rest of World 11%
United States 63%

Table - Domain Names by Country of Purchase

Rank	Country	Total Domains
1	United States	27,042,409
2	Germany	2,714,413
3	United Kingdom	2,102,087
4	Canada	1,665,938
5	France	1,080,727
6	China	932,526
7	Korea	737,889
8	Australia	697,543
9	Japan	592,133
10	Spain	589,458
11	Italy	529,224
12	HongKong S.A.R.	427,723
13	Netherlands,The	399,493
14	India	274,297
15	Turkey	205,155
16	Denmark	205,145
17	Austria	163,830
18	Sweden	150,121
19	Cayman Islands	147,299
20	Switzerland	134,768
21	Norway	122,271
22	Finland	98,427
23	Belgium	81,131
24	Mexico	80,653
25	Russia	79,381
	Rest of World	*1,464,142*

Source: http://www.webhosting.info/domains/

Domain Growth History

This next graph is based on monthly totals on the total number of top level domains registered worldwide which provides a useful gauge of the growth of the Internet.
These numbers, however, are the net total (number of existing domains + new registrations - expired domains) and thus do not accurately represent the TLD domain name market.

Chart – TLD active registrations 1998-2004



gTLD domain name growth
45000000
40000000
35000000
30000000
25000000
20000000
15000000
10000000
5000000
0
1/07/1998
1/11/1998
1/03/1999
1/07/1999
1/11/1999
1/03/2000
1/07/2000
1/11/2000
1/03/2001
1/07/2001
1/11/2001
1/03/2002
1/07/2002
1/11/2002
1/03/2003
1/07/2003
1/11/2003
1/03/2004
1/07/2004
Total
Com
Net
Org
Biz
Info
Edu

Table – TLD active registrations 1998-2004

Date	Total	Com	Net	Org	Biz	Info	Edu
Jul-04	39363493	29321771	4791592	3029358	1001991	1211384	7397
Jan-04	35340170	26207928	4349336	2775728	914761	1085133	7284
Jul-03	32259223	23633877	3922910	2586012	971174	1137425	7825
Jan-03	30143651	22147502	3702496	2442677	829096	1014473	7407
Jul-02	28801916	21270830	3592057	2336914	710977	883726	7412
Jan-02	30414510	22746754	3988975	2484886	499410	687473	7012
Jul-01	30089731	22845079	4404308	2833781			6563
Jan-01	27480324	21023720	3960363	2489924			6317
Jul-00	18648629	14680275	2512425	1449775			6154
Jan-00	10008475	8006100	1216750	779950			5675
Jul-99	7052350	5748100	768900	530950			4400
Jan-99	4038744	3425625	261375	347550			4194
Jul-98	2154634	1879501	136079	134860			4194

Source: http://www.zooknic.com/Domains/counts.html

Domain Use – Active vs Non resolving

The October Netcraft survey received responses from **55,388,466** sites across all domains. approximately 50% were defined as "active".

Chart - Total Sites Across All Domains August 1995 - October 2004



Source http://news.netcraft.com/

Dropped Domains

Statistics on dropped domains, readily available on http://www.domainpond.com/reports.htm , indicate that anywhere between 20,000 and 50,000 domains can drop on any given day.

Recent "Significant" Domain Sales

Men.com ($1.3m)
Casino.com ($5.5m)
Creditcards.com ($2.75m)

Previous significant sales

Asseenontv.com ($5.1m – Jan 2000)
Business.com ($7.5m – Dec 1999)
Wine.com ($2.9m – Sep 1999)
Autos.com ($2.2m – Dec 1999)
Altavista.com ($3.3m – Aug 1998)

Section 2 - Internet Usage

Growth - Internet Host Count

The following graph details the growth in internet "hosts" between 1999 and 2004. A host used to be a single machine on the net. However, the definition of a host has changed in recent years due to virtual hosting, where a single machine acts like multiple systems (and has multiple domain names and IP addresses). Ideally, a virtual host will act and look exactly like a regular host, so these have been counted equally in the following graph.

Table – Domain Host count 1999-2004



Internet Domain Host Count
300,000,000
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
Jan-99
May-99
Sep-99
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04

Source: http://www.isc.org/index.pl?/ops/ds/

Growth - Number of Users

The following graph and table of the number of Internet users shows the incredibly fast evolution of the Internet from 1995 till the present time. With the addition of projections for 2004-2007 this growth looks likely continue over the next 3 years.

Chart – number of Internet Users 1995-2004 (inc 2004-2007 forecast)


NUMBER OF USERS (Millions)
1600
1400
1200
1000
800
600
400
200
0
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07

Table – number of Internet Users 1995-2004 (inc 2004-2007 forecast)

DATE	NUMBER OF USERS (Millions)	% WORLD POPULATION	INFORMATION SOURCE
Dec-07	*1350*	*14.40%*	*Computer Industry Almanac Projection*
Dec-06	*1210*	*13.90%*	*Computer Industry Almanac Projection*
Dec-05	*1070*	*13.40%*	*Computer Industry Almanac Projection*
Dec-04	*934*	*12.90%*	*Computer Industry Almanac Projection*
Dec-03	719	11.10%	Internet World Stats
Sep-02	587	9.40%	Internet World Stats
Aug-01	513	8.60%	Nua Ltd.
Dec-00	451	7.40%	Nua Ltd.
Dec-99	248	4.10%	Nua Ltd.
Dec-98	147	3.60%	Computer Industry Almanac
Dec-97	70	1.70%	IDC
Dec-96	36	0.90%	IDC
Dec-95	16	0.40%	IDC

Source: http://www.internetworldstats.com/emarketing.htm
www.clickz.com/stats/big_picture/geographics/article.php/5911_151151

Geographic Distribution

Not surprisingly Europe and North America dominate, however with the increasing Internet adoption in China and the high penetration in South Korea and Japan the Asian Region takes the lions share.

Chart – World Internet Usage



Internet Usage By Region
Oceania 2%
Latin America/Caribbean 7%
Africa 2%
Asia 32%
North America 27%
Middle East 2%
Europe 28%

Table - World Internet Usage and Populations Statistics

World Regions	Population (2004 Est.)	Internet Usage, (Year 2000)	Internet Usage, Latest Data	User Growth (2000-2004)	Penetration (% Population)	% of World
Africa	893,197,200	4,514,400	**12,937,100**	186.60%	1.40%	1.60%
Asia	3,607,499,800	114,303,000	**257,898,314**	125.60%	7.10%	31.70%
Europe	730,894,078	103,096,093	**230,886,424**	124.00%	31.60%	28.40%
Middle East	258,993,600	5,284,800	**17,325,900**	227.80%	6.70%	2.10%
North America	325,246,100	108,096,800	**222,165,659**	105.50%	68.30%	27.30%
Latin America/Caribbean	541,775,800	18,068,919	**55,930,974**	209.50%	10.30%	6.90%
Oceania	32,540,909	7,619,500	**15,787,221**	107.20%	48.50%	1.90%
WORLD TOTAL	6,390,147,487	360,983,512	**812,931,592**	125.20%	12.70%	100.00%

NOTES: (1) Internet Usage and Population Statistics were updated on September 30, 2004. (2) For detailed regional data, click on each World Region. (3) Demographic (population) numbers are based on data contained in the web site gazetteer.de. (4) Internet usage information comes from data published by Nielsen//NetRatings, by International Telecommunications Union, by NICs and other reliable sources

Source: http://www.internetworldstats.com/stats.htm

Table - Top Ten Countries With Highest Number Of Internet Users

#	Country or Region	Internet Users Latest Data	Population (2004 Est.)	Internet Penetration	Source of Latest Data	% of World Usage / Users
1	United States	**201,661,159**	293,271,500	68.80%	Nielsen//NR July/04	24.80%
2	China	**87,000,000**	1,288,307,100	6.80%	CNNIC June/04	10.70%
3	Japan	**66,763,838**	127,853,600	52.20%	Nielsen//NR July/04	8.20%
4	Germany	**47,182,668**	82,633,200	57.10%	Nielsen//NR July/04	5.80%
5	United Kingdom	**34,874,469**	59,595,900	58.50%	Nielsen//NR July/04	4.30%
6	South Korea	**30,670,000**	49,131,700	62.40%	KRNIC June/04	3.80%
7	Italy	**28,610,000**	57,987,100	49.30%	C+I+A Dec/03	3.50%
8	France	**24,352,522**	60,011,200	40.60%	Nielsen//NR July/04	3.00%
9	Canada	**20,450,000**	31,846,900	64.20%	C+I+A Dec/03	2.50%
10	Brazil	**19,311,854**	179,383,500	10.80%	Nielsen//NR July/04	2.40%
TOP TEN COUNTRIES		**560,876,470**	2,230,021,700	25.20%	IWS - Sept.30/04	69.00%
Rest of the World		**252,055,122**	4,160,125,787	6.10%	IWS - Sept.30/04	31.00%
Totals		**812,931,592**	6,390,147,487	12.70%	IWS - Sept.30/04	**100.00%**

NOTES: (1) Top Ten Internet Usage Statistics were updated on September 30, 2004. (2) Detailed data for individual countries or regions may be found by clicking on each country name. (3) Demographic (population) figures are based on data contained in gazetteer.de. (4) Internet usage information comes from data published by Nielsen//NetRatings, ITU, and other reliable research sources

Source: http://www.internetworldstats.com/stats.htm#top25

Online Population by Language

Total 801.4 Million as at Sept 2004

Table - Estimated Online Population By Language (native speakers).

	Internet access (M)	% world online pop.	Total pop. (M)
English	**295.4**	**35.20%**	508
Non-English	**544.5**	**64.80%**	5822
EUROPEAN LANGUAGES (excl. English)			
Catalan	2.4		6.6
Czech	3.8		12
Dutch	14	1.70%	20
Finnish	2.8		6
French	33.9	4.20%	77
German	55.3	6.90%	100
Greek	2.4		12
Hungarian	2.5		10
Italian	30.4	3.30%	62
Polish	9.6	1.20%	44
Portuguese	24.4	3.10%	176
Romanian	4.4		26
Russian	6.5	0.80%	167
Danish	2.9		5.4
Icelandic	0.2		0.3
Norwegian	2.1		5
Swedish	7.7		9
Scandinavian languages (total)	12.8	1.60%	19.7
Serbo-Croatian	1		20
Slovak	1.8		5.6
Slovenian	0.8		2
Spanish	72	9.00%	350
Turkish	6.8		67.4
Ukranian	0.9		47
TOTAL EUROPEAN LANGUAGES (excl. English)	***285.5***	***35.70%***	1,218
ASIAN LANGUAGES			
Arabic	13.5	1.70%	300
Chinese	110	13.70%	874
Farsi	4.6		64
Hebrew	3.8		5.2
Japanese	67.1	8.40%	125
Korean	31.3	3.90%	78
Malay	14.2	1.80%	229
Punjabi	0.8		38
Thai	7.1		46
Vietnamese	5.8		68
TOTAL ASIAN LANGUAGES	***259***	***32.30%***	
TOTAL WORLD	**801.4**		**6460**

Table - Estimated Online Population By Language (native speakers).



Online Language Populations
Malay 2%
Other 11%
Portuguese 3%
Italian 3%
Korean 4%
French 4%
German 7%
Japanese 8%
Spanish 9%
Chinese 14%
English 35%

Source: http://www.glreach.com/globstats/

Web Content By Language

Total Web Pages 313 Billion

Chart – Web Content by Language



Web Content
Japanese 6%
German 6%
Chinese 4%
French 3%
Spanish 2%
Russian 2%
Italian 2%
Portuguese 1%
Korean 1%
Other 5%
English 68%

Source: http://www.glreach.com/globstats/ (Vilaweb.com, as quoted by eMarketer)

Section 3 - Online Advertising Trends

Media Consumption Trends

Internet forecast to increase market share at expense of other types of media.

Chart - % change Media Consumption 2003-2007



Predicted Change in Media Consumption 2003-2007
% change in consumption
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-5.30%
-1.90%
-1.60%
-1.10%
-0.90%
1.80%
16.40%
Recorded Music
TV
Newspapers
Magazines
Radio
Cable
Internet

Source: Morgan Stanley Internet Trends 2004 (sources: Veronis Suhler Stevenson, Nielson/Net Ratings, Arbitron March 2004 – change noted and measured for hours)

Advertising Formats – Display vs. PPC

Paid search commanding lion's share of online advertising spend – up from 15% in 2002 to 35% in 2003.

Chart – Comparative Online Ad Spend 1998-2003



Paid Search vs Other Online Advertising
4500
4000
3500
3000
2500
2000
1500
1000
500
0
$MM spend
1998
1999
2000
2001
2002
2003
Display Ads
Paid Search
Classifieds
Sponsorships

Source: Morgan Stanley research (4/04)

Table - Online Advertising Format's Share of Revenue

Format	2002	2003
Keyword Search	15%	35%
Display Advertising (Banners)	29%	21%
Classifieds	15%	17%
Sponsorships	18%	10%
Rich Media	5%	8%
Slotting Fees	8%	3%
Email	4%	3%
Interstitial	5%	2%
Referral	1%	1%

Source: IAB/PricewaterhouseCoopers (4/04)

Chart –Online Ad Spend Industry and Keyword Component 2001-2004



Online Advertising Industry
Overall Industry and Keyword Component
$US million
Quarter
Industry
Keyword

Source: Interactive Advertising Bureau

Advertising by Industry Segment

This pie chart shows the percentage of total advertising per industry over Sep 27-Oct 3, 2004. Ranked by impressions. House ads excluded.

Chart – Online Advertising by Industry Segment



Leading Industry Advertisers
Business to Business 4%
Hardware & Electronics 3%
Other 8%
Web Media 20%
Health 4%
Travel 5%
Consumer Goods 5%
Financial Services 19%
Public Services 6%
Telecoms 10%
Retail Goods & Services 16%

Source: nielson-netratings.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	N/A
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	N/A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	-	-

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	-	-

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ✓ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	53,589,049
39	Class of +securities for which quotation is sought	Ordinary Shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
88,696,629	Ordinary Shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Mr Greg Platz

Company Secretary

25 October, 2004

== == == == ==

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

DARK BLUE SEA LTD

ABN	Quarter ended ("current quarter")
47 091 509 796	30 September, 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		4,524	4,524
1.2	Payments for	(a) staff costs	(737)	(737)
		(b) advertising and marketing	(3,178)	(3,178)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(299)	(299)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		6	6
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		316	316

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	316	316
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(49)	(49)
	(e) other non-current assets	(1)	(1)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other: Movement in security deposits	42	42
	Net investing cash flows	(8)	(8)
1.14	**Total operating and investing cash flows**	308	308
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	308	308
1.21	Cash at beginning of quarter/year to date	2,455	2,455
1.22	Exchange rate adjustments to item 1.20	(103)	(103)
1.23	**Cash at end of quarter**	2,660	2,660

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	67
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,264	2,038
4.2	Deposits at call	376	410
4.3	Bank overdraft	-	-
4.4	Other: Internet Payment Account	20	7
	Total: cash at end of quarter (item 1.22)	2,660	2,455

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Greg Platz. Date: 28 October, 2004

Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

28 October, 2004

September 2004 Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 30 September, 2004. During that period, net operating cash flow was A$316,000 (compared to A$770,000 in the previous three month period).

Total cash held increased by A$308,000 during the three month period and total cash at bank at the end of the quarter was A$2.66 million.

Domain Name Portfolio

The main reason that the cash flow did not increase from the previous period was the decision to reinvest the bulk of operating cash flow into new domain names. The company increased the size of its portfolio from 110,000 domain names to 200,000 domain names during the period, a cost of US$540,000. In addition, the September quarter is the heaviest quarter for renewals, with approximately 40,000 domain names from prior year registrations renewed. New domain name registrations and renewals are treated as an operating expense.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the Internet and they have the added advantage of being a targeted primary traffic source. Using the infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The company continues to consolidate and optimize its existing domain name portfolio. The company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic it generates.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic acquired from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

DarkBlueSea
NAVIGATING THE INTERNET

Update on Recent Operational Activities

During the period, the group has continued to focus its efforts on developing and marketing its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio.

Additional advertisers continue to be recruited on both the Roar/PageSeeker advertising portals and the Dark Blue affiliate network, while Fabulous continues to register and manage domain names on behalf of numerous clients.

The ability of our unique integrated business platform to provide a tailored solution for our customers has continued to make incremental contributions to revenue over the current period.

Key Performance Indicators

The company periodically releases some key financial performance indicators. The company intends to release these indicators with the quarterly cash flow statements on a quarterly basis going forward. The indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the company earns a gross profit which is denominated in US dollars. However, the company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the company's financial performance.

In relation to the revenue, the company prefers to distinguish between revenue generated from internal or company owned traffic sources (including the company's domain name portfolio) and external or customer traffic sources. As internal traffic sources are controlled by the company they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements in the market can be cancelled on short notice and contracted deals rarely extend beyond one or two years. The company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004
Internal Traffic	477	595	719	614	578
External Traffic	684	882	1,369	1479	1870
Margin (%)					
Internal	73	78	77	74	61
External	16	20	24	30	29
Overheads (A$'000)	901	883	979	930	1076

It should be noted that the company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the company.

The recruitment of additional domain name owners to Fabulous was the major driver of the improved external traffic performance during the quarter. Internal traffic performance for the quarter was affected by the seasonally quiet northern hemisphere summer.

Domain Name Sales

Domain names are the real estate of the internet and the internet has been performing well recently, driven by record levels of online advertising expenditure. In addition, the availability of improved monetisation of domain names has increased substantially through the efforts of companies including Dark Blue Sea. Prior to these monetisation offers, many domain name owners were forced to sell domain names to fund renewals. All this has contributed to a buoyant secondary market for domain names.

Over the last quarter, the company has invested some additional resources in developing an online domain name sales facility, to tap into the improving secondary market for domain names. The company intends to initially sell its own domains through the new facility and will eventually offer the facility to third parties. The product was soft launched in October and is expected to take six months to fully roll out.

A typical domain sales business sells domains at a minimum of US$250 to an end buyer and can expect to sell between 1% and 3% of their listed domains per annum.

The proceeds from any sales of the company's domains are treated as operating income, and the bulk of the proceeds (i.e. that component in excess of the registration expense) is recorded as operating profit. In this regard, it is likely that the domain name sales business will become a significant source of additional profit and will likely be included as a separate item in the key performance indicators.

DarkBlueSea
NAVIGATING THE INTERNET

US Trip

Two executives of the company have recently attended a convention in the United States which brought together most of the major domain name owners and the main players in the domain name monetisation industry for the first time. It provided a forum to address all the key issues facing the industry and considerable progress was made by having all the relevant parties in the same room at the same the time. It is highly likely that this convention will provide a significant impetus for the whole domain name industry over the next six to twelve months. Dark Blue Sea has considerable leverage to the overall domain name channel, both through its business operations and its domain name portfolio.

Accounting Treatment of the Domain Name Portfolio

The domain name portfolio has a significant impact on the company's actual reported financial performance. It is worthwhile outlining the way that domains are treated in the financial results.

For new registrations, it costs US$6 to register a domain name with the central registry (Verisign Inc) for one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

The company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

About Dark Blue Sea

Dark Blue Sea Ltd is an internet software development and marketing company servicing a global customer base from Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet initiatives.

Dark Blue Sea's products include:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar; and
- Dark Blue, an online advertising affiliate program.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of internet traffic. The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the company believes is unique in the global marketplace.

The company believes it is well-positioned in a rapidly growing segment of the global US$8 billion per annum online advertising market.

Mr Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

17 November, 2004

Annual General Meeting - Chairman's Address

In accordance with Listing Rule 3.13.3, we disclose below, the contents of the Chairman's Address to be delivered at the Company's Annual General Meeting to be held at The Brisbane Polo Club, 1 Eagle Street, Brisbane on Wednesday, 17 November 2004:

Good morning ladies and gentlemen.

I am Vern Wills, Chairman of Dark Blue Sea's Board of Directors and I will be chairing today's meeting.

Firstly, I would like to welcome you to the fourth annual general meeting of Dark Blue Sea Ltd.

The business carried on by Dark Blue Sea Ltd was founded in 1999 and involves the provision of a range of internet advertising and traffic brokering services.

Activities / Performance

The last 12 months has predominantly been a period of consolidation for the company and the online advertising industry as a whole.

Over this period, there has also been a significant positive turn around in the cash flow position and profitability of the company.

While continuing to explore new opportunities, the company has primarily been focused on refining and marketing its four existing core business units.

These four core business units are:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar;
- Dark Blue, an online advertising affiliate program; and
- The Domain Name Portfolio.

Together, these four products form a unique integrated platform of online advertising services that has helped enable the company to create a niche in the market.

Level 23, Comalco Place, 12 Creek St., Brisbane, 4000, Australia
Phone: +61 7 3007 0000 Fax: +61 7 3007 0001
A.C.N. 091 509 796

The company has been very successful in the last 12 months in marketing its products and attracting new customers on this basis.

Results, Cash Position and Currency

The financial results for Dark Blue Sea for the year were very pleasing and represented a significant turn around from the previous year's results.

The group experienced a substantial improvement in both operating revenue and net profit in the current financial year.

Revenue from ordinary activities in the current period increased by over 42% compared to the previous period.

The group recorded a net profit from ordinary activities after income tax of over $833,000 in the current year.

Net cash flows from operations during the current year were positive $1.75 million.

This was a significant turn around from the negative operating cash flow of ($1.8 million) reported for the previous year.

The positive cash flow position of the group in the current year has resulted in cash on hand at the end of the current year increasing to $2.45 million (up from $950,000 at the end of the previous year).

EBITDA for the current year was $1.69 million, compared to a $2.75 million loss recorded for the previous year.

Working capital of the group has almost trebled from $790,000 in the previous period to $2.25 million in the current period.

Industry Outlook

During the past year, there has been substantial growth in the keyword search engine industry in which the company operates.

This growth, combined with a significantly improved outlook for the future, has lead to a number of corporate mergers and acquisitions in the industry.

This industry consolidation, combined with the re-emergence of e-commerce as a viable long term industry, has resulted in a substantial increase in both the demand for advertising space on the remaining search engine portals, as well as for high quality internet traffic that is sent to these portals.

Dark Blue Sea Ltd, as both a participant in the key word search engine industry and as a major supplier of high quality primary traffic, is ideally placed to benefit from the current economic climate.

Level 23, Comalco Place, 12 Creek St., Brisbane, 4000, Australia
Phone: +61 7 3007 0000 Fax: +61 7 3007 0001
A.C.N. 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

Industry analysts have reported that internet advertising revenues in the US for the first six months of 2004 were approximately $4.6 billion.

This represents a 40% increase over the figures recorded in the first half of 2003.

This increase in online advertising expenditure is indicative of the overall growth and strength of the e-commerce industry.

The re-emergence of e-commerce as a viable long term industry can in part be attributed to the rapid penetration of broadband, through both increased accessibility and reduced costs.

In August 2004, it was estimated that more than half of all internet connected households in the United States were using broadband (compared to 25% two years ago). Similar growth in broadband usage is occurring in many other countries.

The improved user experience and the media rich content that is now available has led to people spending more time online.

A leading industry researcher found that people are now spend more time on online, combining the time spent at work and home, than they do watching television.

In light of the current economic environment, industry analysts are projecting that annual expenditure in the online advertising industry will double by 2008.

Although only a relatively small operator in this global market, Dark Blue Sea's unique business model and concentrated marketing efforts provides a solid platform for future growth. We are well positioned to participate in line with the industry growth projections.

Strategic Direction

Independent research has found that a large number of internet users are by-passing the use of search engines altogether and instead, are going straight to the website address (i.e. domain name) to find what they are looking for online.

This change in consumer behaviour has been brought about through the advertising of internet websites in traditional offline adverting media.

The increased awareness of e-commerce and the ".com" brand is helping to fuel the growth of the domain name type in market.

Domain name type in traffic is one of the few sources of high quality "targeted" primary traffic and hence is of great value and in demand by online advertisers.

This method of accessing qualified online consumers is a relatively low cost way of effectively marketing commercial websites and was identified by the company as the most efficient way to leverage from the growth of the internet.

DarkBlueSea
NAVIGATING THE INTERNET

In addition to the supply of traffic from domain names to advertisers, domain names are also used by e-commerce enterprises as a unique branding tool in their own right, with many domain names having inherent trademark type qualities.

Domain names are being used by businesses to promote their presence on the internet and to advertise their websites in traditional offline mediums.

This has lead to a secondary market for the buying and selling of domain names at a significant premium. That is, for prices well in excess of their cost or the value of the internet traffic they may generate.

The company has recently introduced a domain name valuation and sale service to facilitate the sale of its domain names and exploit this opportunity in the market.

This is a new source of revenue for the company and represents an exciting opportunity to significantly benefit from our expertise in the domain name market.

By identifying these opportunities in the newly emerging domain name market, Dark Blue Sea has progressively been increasing its domain name holdings over the last two years and is now recognized as the owner of the second largest domain name portfolio in the world.

In June 2004, the company owned approximately 110,000 unique internet domain names.

As a result of an opportunity that recently arose to purchase a number of additional high quality domain names, the company's portfolio has now grown to 210,000.

With only a finite number of unique domain names available and an ever increasing demand for these domains, it is easy to understand why domain names are known as "the real estate of the internet".

This is the primary reason why the company has been so focused on investing a substantial amount of the company's resources in building up its domain name portfolio.

Just like real property, it is expected that the company's virtual property portfolio of domain names will increase in value broadly in line with the growth in overall economic activity.

With this in mind, the company has made a strategic decision to focus the majority of its efforts and resources over the next 12 months in the domain name market, in order to gain maximum leverage from its domain name portfolio.

In addition to benefiting from the underlying capital growth of the domain name portfolio, it is expected that the portfolio will continue to provide an important ongoing revenue stream for the company, both from payments for the supply of domain name traffic and from domain name sales.

Level 23, Comalco Place, 12 Creek St., Brisbane, 4000, Australia
Phone: +61 7 3007 0000 Fax: +61 7 3007 0001
A.C.N. 091 509 796

Our People

Firstly, I would like to thank the others members of the Board for their efforts throughout the year.

I would also like to thank the company's Chief Executive Officer, Mr. Richard Moore and the rest of senior management, all of whom are extremely passionate and knowledgeable about the industry.

They are doing an excellent job and I thank them all for the continued efforts.

The company also has an outstanding group of technical development staff that has created products that are of the same or better standard as those of companies with much greater levels of resources.

Our 24 hour customer service team is recognized within the industry as offering one of the best levels of customer support.

These two aspects have provided a very solid foundation for the sales and marketing group to promote our products in the market.

I would like to take this opportunity to thank all employees of the company for their outstanding efforts over the last 12 twelve months.

Conclusion

Although operating on a smaller scale to that of many of the larger industry participants, the company's unique product offering, together with the company's substantial domain name holdings, has resulted in significant growth in the amount of internet traffic controlled and monetized by the company.

Furthermore, the increased demand by online advertisers for high quality targeted internet traffic (such as that provided by the company's domain name portfolio) places the company in a very strong position going forward.

There are currently between 1.5 and 2 million internet users passing through the company's network on a daily basis.

This makes Dark Blue Sea one of the larger traffic sources in the world and very well positioned to take advantage of a number of existing and newly emerging opportunities in the current US$8 to $9 billion per annum internet advertising industry.

It is expected that the company will continue to thrive and prosper in this rapidly growing market, for the benefit of all shareholders.

I take this opportunity to thank you for your continued support.

Level 23, Comalco Place, 12 Creek St., Brisbane, 4000, Australia
Phone: +61 7 3007 0000 Fax: +61 7 3007 0001
A.C.N. 091 509 796

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

17 November, 2004

Results of Annual General Meeting

In accordance with Listing Rule 3.13.2, we advise that the following business was conducted at the Company's Annual General Meeting held today.

All of the following resolutions were passed on a show of hands.

The total number of votes exercisable by proxies validly appointed were as follows:

Resolution 1

To receive, consider and adopt the Directors' Report, the Financial Report and the Consolidated Financial Report for the year ended 30 June, 2004 and the Auditors Report on the Financial Report and Consolidated Financial Report.

Proxy votes For the resolution	50,653,455
Proxy Votes Against the resolution	Nil
Proxy Votes to Abstain from voting on the resolution	Nil
Proxy Votes to be cast at the Proxy's Discretion	Nil

Resolution 2

To elect as a director, Mr Joseph Michael Ganim, who retires from office in accordance with Rule 3.6(a) of the Company's Constitution, and being eligible for re-election, offers himself for re-election.

Proxy votes For the resolution	50,653,455
Proxy Votes Against the resolution	Nil
Proxy Votes to Abstain from voting on the resolution	Nil
Proxy Votes to be cast at the Proxy's Discretion	Nil

Level 23, Comalco Place, 12 Creek St., Brisbane, 4000, Australia
Phone: +61 7 3007 0000 Fax: +61 7 3007 0001
A.C.N. 091 509 796

Resolution 3

To appoint Ernst & Young as auditor of the Company.

Proxy votes For the resolution	50,653,455
Proxy Votes Against the resolution	Nil
Proxy Votes to Abstain from voting on the resolution	Nil
Proxy Votes to be cast at the Proxy's Discretion	Nil

ENDS

Level 23, Comalco Place, 12 Creek St., Brisbane, 4000, Australia
Phone: +61 7 3007 0000 Fax: +61 7 3007 0001
A.C.N. 091 509 796

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD EDWARD MOORE
Date of last notice	31 March, 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder is Mobius Solutions Pty Ltd ACN 094 232 505 as trustee for the Framleigh Trust. Director is a director and shareholder in Mobius Solutions Pty Ltd ACN 094 232 505. Director is a beneficiary of the Framleigh Trust.
Date of change	25 November, 2004
No. of securities held prior to change	607,486 ordinary fully paid shares
Class	Ordinary Shares
Number acquired	80,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,000

+ See chapter 19 for defined terms.

No. of securities held after change	687,486 ordinary fully paid shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

DarkBlueSea
NAVIGATING THE INTERNET

Investor Presentation

December 2004

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

Dark Blue Sea

- Advertising intermediary (or traffic broker) between traffic sources and advertisers
- Unique Integrated Product platform consisting of three key products
  - Roar / PageSeeker – pay per click engine – lead based business
  - Dark Blue – affiliate network – commission based business
  - Fabulous – domain name registrar / domain management system
- Domain Name Portfolio
  - Approximately 250,000 domain names
- 1.5 to 2 million unique visitors per day pass through the DBS network

Executive Summary

- Direct leverage to the online advertising Industry which is growing strongly
- Unique Product Mix provides significant growth opportunities
- Low, fixed cost structure so incremental net revenue growth translates into Profit
- Domain Name Portfolio is a strategic asset
- US Stock Market conditions are currently favourable
  - Comparable companies are trading on large revenue multiples
  - Significant M&A and fund raising activity in the sector
  - Marchex acquisition of a large domain name portfolio provides a domain name portfolio valuation benchmark

Online Advertising Industry

- US$8+ billion per annum industry


Online Advertising Industry
$US million
3000
2500
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Quarter

- Interactive Advertising Bureau projects
  - the industry to be US$14 billion in 2008
  - keyword search and rich media to be the main drivers

DarkBlueSea

Overall e-Commerce is Growing Strongly Again

- Forrester Research expects e-Commerce revenue to double by 2010 to 12% of US retail sales
- Broadband penetration in the US (and elsewhere) is the key driver
  - Penetration of Connected US households: 50% (Aug 2004), 30% (Dec 2002)
  - Significantly better user experience than 56k modem
  - Byproduct of WorldCom collapse – much lower prices as no cost of capital!
- More and better e-commerce websites - more places to spend money
- Better Online payment systems / user confidence in e-commerce
- Widening of the number of industries with a commercial online presence
- Consumer Technographics Survey (Forrester) highlights that people are spending more time online than watching television
- The critical mass point has probably been reached in the US
- Market validation by the performance of the Nasdaq

Keyword Search Market

- Keyword search market is 40% of the overall online advertising market
- Main driver of overall growth in the advertising industry



Online Advertising Industry
Keyword and Non-Keyword Component
Keyword
Non-Keyword
$US million
2500
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Quarter

- Driven by Google and Yahoo/Overture (95% of the market)
- The internet is not a broadcast media, it is ideally suited to narrowcasting
- Keywords (typing phrases into search engines) is the path to the narrowcast channels
- Google, Yahoo, MSN & AOL have ~90% market share

DarkBlueSea

Keyword Related Industries

- Parallel advertising markets based on keywords
- Classified ads (online newspapers, job sites, auction sites) represent 20% of internet advertising. All are all navigated by keyword
- As bandwidth improves text based ads are evolving into more graphically orientated ads
- Advertiser product catalogs are made available through:
  - Affiliate networks (e.g. CJ, Linkshare, Performics, Darkblue)
  - Shopping comparison sites (e.g. shopping.com, buy.com)
  - Product searches (Yahoo Shopping and Froogle)
- Mutually beneficial interrelationship between keyword related industries and keyword search (e.g. shopping.com pages/ads are found on Google, shopping.com is a traffic affiliate of Google)
- Keywords are the primary method of organizing the web – creating the narrowcast channels

Internet Traffic

- Internet traffic is the flow of internet surfers navigating the world wide web
- Internet traffic can be controlled and directed to a particular website
- Traffic economics are moving towards two performance based models
  - Cost per Click (CPC) – lead based – traffic to the front door of the site
  - Cost per Acquisition (CPA) – commission based on actual sales made
- Traffic Quality is not all the same
  - Potential is based on how much money is in the pocket
  - Influenced by the traffic source and advertiser's conversion ability
- Offline Equivalents are Shopping Centre floor traffic and Tourist Buses
  - Duty Free Stores v Discount Shops, Rich Tourists v Backpackers

Primary v Secondary Internet Traffic

- The simplest and best indicator of traffic quality
- Primary traffic – proactive action based on a new thought
  - Easier to convert to sales as it is the "first look" at the traffic.
  - The keyboard test – did the surfer type something?
- Secondary traffic – reactive
  - The surfer is clicking on links
  - Surfer is typically responding to an ad while browsing
- Yellow Pages is the best offline example of proactive "primary" traffic
- Roar / PageSeeker: Online version of the Yellow Pages plus
  - Highest bidding advertiser gets the first listing v "AAA Flowers";
  - Charged on a lead / referral basis v annual listing fee
- Primary traffic ⇔ Keyboard Test ⇔ Keyword Search

Internet Traffic Market

- Traffic sources have the upper hand in the negotiations with advertisers. Why?
  - Transactions conducted through websites deliver substantial overall productivity gains – no sales staff required / less retail space
  - Web sites are now a part of doing business – viewed as a sunk cost
  - Channel price integrity means shop pricing = web site pricing
  - The economic benefit is accruing to the traffic source
- "Traffic is King" on the Internet
- A good primary traffic source can get a 75% to 80% revenue share

Main Sources of Primary Traffic

- Search Engine is the bulk of the market (80% +)
  - Surfers searching for "flowers" etc on a search engine
  - Google, Yahoo, MSN (Yahoo) and AOL (Google) are main players
- Domain Name Type in Traffic (estimated 10% to 15%)
  - People typing in "flowers.com" into the address bar of their browser
- Size of the type in market was indicated by Verisign's Sitefinder
  - 9th most trafficked web site during their trial in October 2003
- Hybrid Primary Traffic includes downloaded applications, toolbars, adware
  - Relies on capturing user keyboard actions and serving ads
  - Subject to increasing scrutiny by industry heavyweights and regulatory authorities

Making Money from Domain Names is Simple

- Create a website which includes ads and host the website on the domain
- Surfer types in the domain and clicks on the ad = Revenue / revenue potential
- Keyword targeted ads are the most effective for conversion rates
  - Bedroomfurniture.com = "bedroom furniture" advertisements
  - CPC listings from Roar – paid on a per click basis
  - CPC listings from other PPC providers (Google, Yahoo/Overture, etc)
  - CPA advertisements from Dark Blue – paid on a commission basis
  - Other CPA advertisements (Commission Junction, eBay, Amazon, etc)

- Domain Name Parking Services help manage domain name portfolios
  - Yahoo / Overture, Google deal with bigger domain name owners
  - Fabulous, Domain Sponsor, Sedo deal with the middle market/resell Overture and Google

PPC Search Engine Advertising Market / Money Flows

- Advertisers / Ad agencies pay the PPC search engine in advance
- The advertisers bid on relevant keywords (a florist might bid on "flowers", "florist", "roses", etc) on a price per click basis in an ongoing real time auction

- PPC search engines send their results via "XML feeds" to the traffic sources e.g.
  - Overture sends PPC results to Yahoo (internal) and MSN (external)
  - Google Adwords sends PPC results to Google (internal) and AOL (external)
  - Roar sends PPC results to domain names managed in Fabulous

- When a surfer clicks on the PPC supplied link, the relevant advertiser account is debited by their bid amount
- The external traffic sources receives a % revenue share from the PPC engine
- The PPC engine pays the traffic source typically 7 to 45 days after month end
- There is a very active PPC to PPC market which settles up each month

Example PPC advertising implementation



overture
SELECT A COUNTRY: US
You searched for flowers.
Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
1. Shopping > Gifts > Flowers
Other Categories:
Proflowers - Send Flowers for $29.99
Send beautiful floral arrangements and gifts nationwide. We ship direct from the grower so they are guaranteed fresh for seven days. Save 30-55% off retail prices.
www.proflowers.com
Flower and Gift Site - Official FTD.COM
Celebrate all occasions with fresh flowers and gifts from FTD.COM. Same-day delivery available.
www.ftd.com
Arranged Flowers - Prices Start at $29
Send beautiful cut arranged flowers, not the flowers you get in a box from other online florists. Order by 2pm for same-day delivery. 100% satisfaction guaranteed - FTD and Teleflora florist
www.flowershope.com
FTD and Teleflora Florist Delivery
Prices starting at $29.99, satisfaction 100% guaranteed. Order by 2 p.m. EST for same day delivery. Flowers delivered anywhere in the world. We offer arrangements and gifts at great prices.
www.floristconnection.com
Flowers from $24.99 at 1-800-FLOWERS.COM
Same-day nationwide delivery at 1-800-FLOWERS.COM. Find beautiful flower arrangements and gifts from $24.99.
www.1800flowers.com
Buy High End Flowers Online
At Butterfield Blooms, we specialize in
www.butterfieldblooms.com
Mystic Blooms - Fragrant Flowers
Grower direct fresh fragrant flowers.
www.mysticblooms.com
American Floral LLP
National florist specializes in providing flo
and birthdays to funerals.
www.realpages.com
Advertisers' Max Bids
1. Proflowers - Send Flowers for $29.99
(Advertiser's Max Bid: $2.46)
2. Flower and Gift Site - Official FTD.COM
(Advertiser's Max Bid: $1.60)
3. Arranged Flowers - Prices Start at $29
(Advertiser's Max Bid: $1.59)
4. FTD and Teleflora Florist Delivery
(Advertiser's Max Bid: $1.59)
5. Flowers from $24.99 at 1-800-FLOWERS.COM
(Advertiser's Max Bid: $1.58)
6. Buy High End Flowers Online
(Advertiser's Max Bid: $1.11)
7. Mystic Blooms - Fragrant Flowers
(Advertiser's Max Bid: $1.10)
8. American Floral LLP
(Advertiser's Max Bid: $1.00)



YAHOO! search
flowers
Yahoo! Search
Related: pictures of flowers, wedding flowers, plants flowers, 1800 flowers
Web Images Directory Yellow Pages News Products
INSIDE YAHOO!
Shopping: find Flowers on Yahoo! Shopping
Categories: Florists · Flower Nurseries · Horticulture > Floriculture · More...
SPONSOR RESULTS
1 Proflowers - Send Flowers for $29.99 Send beautiful floral arrangements and gifts nationwide. We ship direct from the grower so they are guaranteed fresh for seven days. Save 30-55% off retail prices.
2 Flower and Gift Site - Official FTD.COM Celebrate all occasions with fresh flowers and gifts from FTD.COM. Same-day delivery available.
3 Arranged Flowers - Prices Start at $29 Send beautiful cut arranged flowers, not the flowers you get in a box from other online florists. Order by 2pm for same-day delivery. 100% satisfaction guaranteed - FTD and Teleflora florist
4 FTD and Teleflora Florist Delivery Prices starting at $29.99, satisfaction 100% guaranteed. Order by 2 p.m. EST for same day delivery. Flowers delivered anywhere in the world. We offer arrangements and gifts at great prices.
5 Flowers from $24.99 at 1-800-FLOWERS.COM
6 Buy High End Flowers Online
7 Mystic Blooms - Fragrant Flowers
8 American Floral LLP
TOP 20 WEB RESULTS out of about 37,800,000 Search took 0.053 seconds.
flowers
Search
Block pop-up ads
Results 1-15 of about 8154020 containing "flowers"
Send the freshest flowers direct from the grower.
Send beautiful flowers arranged by floral designer and hand-delivered. Same-day delivery available. Order online fast and easy.
Order beautiful flowers online and save. Same day delivery.
Order fresh flower arrangements professionally designed and delivered by an FTD Florist. Same-day delivery available.
Send beautiful floral arrangements and gifts nationwide. We ship direct from the grower so they are guaranteed fresh for seven days. Save 30-55% off retail prices.
Celebrate all occasions with fresh flowers and gifts from FTD.COM. Same-day delivery available.
Send beautiful cut arranged flowers, not the flowers you get in a box from other online florists. Order by 2pm for same-day delivery. 100% satisfaction guaranteed - FTD and Teleflora florist
Prices starting at $29.99, satisfaction 100% guaranteed. Order by 2 p...
Same-day nationwide delivery at 1-800-FLOWERS.COM. Find beautiful...
At Butterfield Blooms, we specialize in distinctive floral designs....
Grower direct fresh fragrant flowers. Also floral arrangements and...
National florist specializes in providing flowers for all occasions...

DarkBlueSea

Example Domain name implementation



overture
SELECT A COUNTRY: US
You searched for bedroom furniture.
Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
Other Categories:
1 Redesign Your Bedroom on a Budget
Attractive bedroom pieces in a variety of styles and finishes to blend with any décor. Choose from headboards, night stands, dressers, mirrors, wardrobes and chests.
2 Bedroom Furniture
Contemporary, traditional, solid wood bedroom and dining room furniture for the discerning buyer. Children's furniture, sleigh beds, platform beds, bed walls, dressers, armoires and more.
www.bedroomfurnitureusa.com
3 Ready To Ship - Bedroom Furniture
Large inventory of contemporary bedroom furniture. Ready to ship. Call toll free. Compare our low prices. Financing with no interest. Reliable home delivery.
4 Custom Made Patina Bedroom Furniture
Durable modern bedroom furniture with the graceful lines and rich texture of 18th century Venetian painted furniture. Beds, nightstands, chests, secretaries, armoires, etagere and more.
5 Eddie Bauer - Furniture Bedroom
Offers a large collection of great room furniture. Purchase sofas, couches, mirrors, accent tables and more. Furnish your home in style with Eddie Bauer.
www.eddiebauer.com
6 Bedroom Furniture: Only Iron Beds Here
Claudio Rayes-La Colezione Romantica
www.designerbeds.com
overture
Advertisers' Max Bids
1. Redesign Your Bedroom on a Budget
(Advertiser's Max Bid: $0.56)
2. Bedroom Furniture
(Advertiser's Max Bid: $0.56)
3. Ready To Ship - Bedroom Furniture
(Advertiser's Max Bid: $0.54)
4. Custom Made Patina Bedroom Furniture
(Advertiser's Max Bid: $0.53)
5. Eddie Bauer - Furniture Bedroom
(Advertiser's Max Bid: $0.52)
6. Bedroom Furniture: Only Iron Beds Here
(Advertiser's Max Bid: $0.51)
Address http://www.bedroomfurniture.com
Bedroom Furniture
More Information
At this web site we offer assistance with bedroom furniture. In addition to information related to bedroom furniture, you can find the best sites concerning furniture, furniture and dining room furniture. This makes bedroomfurniture.com the most complete guide concerning bedroom furniture on the web.
Helpful Info
Most Popular Sites for Furniture
Buy Best-Selling Furniture - Lamps Plus
Order best-selling furniture at Lamps Plus. Get a low-price guarantee and two-day shipping on most products.
Woodchests.com
The Internet's largest, most popular, exciting selection of wood chests and treasure boxes! ALSO furniture, pub signs, shadow boxes, treasure boxes, humidors, nautical items, AND MORE!
Furniture: Compare Prices
Compare prices from over 40,000 stores. At BizRate.com, find deals, consumer reviews, and store ratings to save money.
Suggested Links
Real Estate
Home Improvement
Rentals
Gardening
Pets
Weddings
Parenting
Home Security
Further Reading
Jewelry
Sporting Goods
Bedroom Furniture
Associated Searches
Bed
Bedding
Baby furniture
Kid furniture
Bedroom set
Vanity
Dresser
Bed frame
Armoire
Bedroom decorating
Hot Topics
Movies & TV
Music
Radio
Celebrities
Gambling
Games
Hobbies
Sports
Arts
Family Attractions
Humor
The Internets best BEDROOM FURNITURE web sites
1 Attractive bedroom pieces in a variety of styles and finishes to blend with any décor. Choose from headboards, night stands, dressers, mirrors, wardrobes and chests.
2 Contemporary, traditional, solid wood bedroom and dining room furniture for the discerning buyer. Children's furniture, sleigh beds, platform beds, bed walls, dressers, armoires and more.
3 Large inventory of contemporary bedroom furniture. Ready to ship. Call toll free. Compare our low prices. Financing with no interest. Reliable home delivery.
4 Durable modern bedroom furniture with the graceful lines and rich texture of 18th century Venetian painted furniture. Beds, nightstands, chests, secretaries, armoires, etagere and more.
5 Offers a large collection of great room furniture. Purchase sofas, couches, mirrors, accent tables and more. Furnish your home in style with Eddie Bauer.
6 Claudio Rayes-La Colezione Romantica - designed in Italy. It is costly because of the craftmanship. The beds are shaped by heating and hammering solid iron. No part is hollow tubing.

DarkBlueSea

The Domain Name Market

- Domain names are internet real estate (undeveloped land)
- Like real estate, domain names have various qualities, valuation approaches
  - Volume of traffic
  - "Brandability"
  - Current Revenue
  - Revenue Potential / Business Potential Value ~ Discounted Cash Flow
- Offline property:

  Value of land = Value of developed property less cost of development
- Online property:

  Value of Domain = Value of online business less cost of development
- Undeveloped domain names are primarily held by individuals
- A small number (including DBS) of very large domain name portfolio owners
- Dark Blue Sea is the only significant corporate domain name holder

Strategic Considerations

- The industry is growing rapidly on a global scale
- Technology improvements can change the playing field overnight
- Key Management Issues
  - Owning a primary traffic source is essential to economic survival
  - Commercially focused keywords are the keys to the narrowcast channels where the advertising dollars will be spent
  - Domain names are a natural growth asset and a relatively safe store of wealth
  - Traffic is king
  - Survival means the chance to participate in the future rewards
- Owning a portfolio of domain names is one of the simplest and best ways of getting exposure to the internets exciting growth

Profit and Loss Summary

A$'000	6 mths Dec-03	6 mths Jun-04	12 mths Jun-04
Revenue	4,509	6,724	11,233
Cost of Revenue	2,389	3,591	5,980
Gross Profit	2,120	3,133	5,253
Overheads	1,902	1,653	3,555
EBITDA	218	1,480	1,698
EBIT	236	1,047	811
NPAT	231	1,065	834

Key Financial Indicators

- All revenues and payments to traffic sources are in $US
- Overheads (mainly staff) are primarily in $A
- Internal traffic (includes domain name portfolio) is high margin annuity style
- External traffic is low margin and subject to competition

	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004
Revenue (US$'000)					
Internal Traffic	477	595	719	614	578
External Traffic	684	882	1,369	1479	1870
Margin (%)					
Internal	73	78	77	74	61
External	16	20	24	30	29
Overheads (A$'000)	901	883	979	930	1076

DBS Assets / Valuation Considerations

- Key Assets
  - Operating Business
    - Main Products (IP, existing customer base / deals), Market databases
  - Domain Name Portfolio
- Operating Business Valuation Considerations
  - Comparable companies
    - Marchex, FindWhat, Interchange, Looksmart, Mamma, Infospace, Ask Jeeves, ValueClick are the best comparables – similar financial characteristics to DBS
    - Typically trading on more than 4x trailing 12 month revenues
  - M&A transactions
    - Search123, Enhance, Marchex IPO, Commission Junction, Performics, Applied Semantics, go Click, Interchange IPO

Domain Name Portfolio Valuation Considerations

- Virtual Real Estate – wide range of possible valuations based on a wide range of business models/position in the value addition chain
- Domain by domain appraisal method
- Secondary market sales
- Discounted cashflow of "affiliate" earnings
  - Income growth in line with market growth
  - Discount rates of 20% to 30% (new technology/zone risk)
- Reseller business models
  - Register domains at cost
  - Sell a percentage of names per annum at a multiple of registration cost
- Marchex purchases Name Delegation for US$164 million (100,000 domains)
  - 2004 revenue – US$19million (i.e. 8.6 x revenue)
  - Monthly unique visitors of 17 million

Contact Information

Dark Blue Sea

- Level 10, 243 Edward St, Brisbane
- (07) 3007 0000

Richard Moore

- Chief Executive Officer
- r.moore@au.darkbluesea.com

Greg Platz

- Chief Financial Officer
- g.platz@au.darkbluesea.com

RECEIVED
2005 OCT 26 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: **DARK BLUE SEA LTD**
ABN: 47 091 509 796

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VERNON ALAN WILLS
Date of last notice	1 April, 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder is Wayburn Holdings Pty Ltd ACN 009 320 852 Director is a director and shareholder of Wayburn Holdings Pty Ltd.
Date of change	15 December, 2004
No. of securities held prior to change	882,156 ordinary fully paid shares
Class	Ordinary Shares
Number acquired	80,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,000
No. of securities held after change	962,156 ordinary fully paid shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

14 January, 2005

Change of Registered Office and Principal Place of Business

In accordance with Listing Rule 3.14, the Company wishes to advise that the Company's Registered Office and its Principal Place of Business have changed to:

Level 10, 243 Edward Street

Brisbane. Queensland. 4000.

The Company's telephone number of (07) 3007 0000 and facsimile number of (07) 3007 0001 remained unchanged.

Mr Greg Platz

Company Secretary

ENDS

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD EDWARD MOORE
Date of last notice	26 November, 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	12 January, 2005
No. of securities held prior to change	119,744 ordinary fully paid shares 750,000 options exercisable at $0.20 each on or before 30 June, 2005.
Class	Ordinary Shares
Number acquired	250,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,000

+ See chapter 19 for defined terms.

No. of securities held after change	369,744 ordinary fully paid shares 500,000 options exercisable at $0.20 each on or before 30 June, 2005.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	290,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 250,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ) Conversion of 40,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 January 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	88,986,629	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	930,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
		2,638,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
		1,000,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Pari passu from the date of allotment of the shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 14 January, 2005

Mr Greg Platz
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

DARK BLUE SEA LTD

ABN

47 091 509 796

Quarter ended ("current quarter")

31 December, 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		4,801	9,325
1.2	Payments for	(a) staff costs	(759)	(1,496)
		(b) advertising and marketing	(3,117)	(6,295)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(310)	(609)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		14	20
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		629	945

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	629	945
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(14)	(63)
	(e) other non-current assets	-	(1)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other: Movement in security deposits	14	56
	Net investing cash flows	-	(8)
1.14	**Total operating and investing cash flows**	629	937
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	629	937
1.21	Cash at beginning of quarter/year to date	2,660	2,455
1.22	Exchange rate adjustments to item 1.20	(227)	(330)
1.23	**Cash at end of quarter**	3,062	3,062

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	68
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,876	2,264
4.2	Deposits at call	174	376
4.3	Bank overdraft	-	-
4.4	Other: Internet Payment Account	12	20
	Total: cash at end of quarter (item 1.22)	3,062	2,660

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Mr Greg Platz. Date: 31 January, 2005

Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

31 January, 2005

December 2004 - Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 31 December, 2004. During this period, net operating cash flow was A$629,000 (compared to A$316,000 in the previous three month period).

Total cash held increased by A$402,000 during the three month period and total cash at bank at the end of the quarter was slightly more than A$3 million.

Update on Recent Operations

During the current reporting period, the company continued to focus its efforts on developing and marketing its four core business units, Roar/PageSeeker, Fabulous, DarkBlue and its Domain Name portfolio.

The company experienced buoyant trading conditions during the quarter. This was partly due to Christmas related advertising which traditionally makes the December quarter the strongest trading period. It was also in part due to the ongoing trend of more companies increasing their online advertising spend as consumers continue to purchase more goods and services online.

The company continues to benefit from its position as an active participant in the US$9 billion online advertising industry. The whole online advertising industry has been growing at a 25% to 30% rate since mid 2002.

Within this industry, the keyword search segment of that market (which the company has direct leverage to) has been the stand out performer – broadly doubling in size each year over the last three years and now accounting for nearly half of the total industry turnover. These results confirm that the keyword search market has been the main driver of the online advertising industry, a maturing and stable industry that continues to attract further investment by large, traditional marketers.

The ability of our unique integrated business platform to provide a tailored solution for our customers has continued to make incremental contributions to revenue. The company remains well positioned to participate in line with the anticipated strong future growth of the industry.

Domain Name Portfolio

As outlined in previous releases, the company continues to invest a significant portion of its free operating cash flow in building up its domain name portfolio. During the December quarter, the company acquired an additional 60,000 domains at a cost of US$360,000, taking the total number of domains in its portfolio to over 260,000. New domain name registrations are treated as an operating expense.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet and they have the added advantage of being a targeted primary traffic source for online advertisers. Using the infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

The company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic that it generates.

Recent Announcement by Marchex Inc of a large domain name portfolio

In November, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced the acquisition of a portfolio of approximately 100,000 domain names from Name Development Ltd for US$164 million (US$155 million in cash and US$9 million in stock).

The transaction is subject to Marchex successfully raising the capital by June 2005. Marchex lodged a registration statement for a US$180 million equity and convertible offering in December. It is expected that Marchex will seek to finalise their capital raising and the settlement of the acquisition in the first quarter of 2005.

This is a very important transaction for the domain name industry as it is the first significant domain name portfolio transaction. Prior to the announcement of this transaction, there had been no effective pricing benchmarks for large scale domain name portfolios. Individual domain names or small portfolios have been traded previously, but often at wildly inconsistent prices.

Marchex provided some details on the acquisition in their registration statement. The transaction was priced at approximately 8.6 times 2004 revenue or $10 per unique visitor per month.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Some implications of the Marchex transaction

The Marchex transaction marks the start of the likely consolidation of the domain name portfolio industry. It is anticipated that further domain name portfolio acquisitions will occur in the next twelve months. Marchex has indicated that, subject to funding, it is seeking to acquire more domain name portfolios. A number of other industry participants with significant cash holdings have expressed interest in the industry to either grow their revenues or protect their current position. There is only a handful of very large domain name portfolios (including Dark Blue Sea's portfolio) and perhaps a further ten of significant commercial interest in the world.

Since the announcement of the acquisition, there has been a significant increase in new domain name registrations as industry participants attempt to secure more domain name real estate prior to any consolidation.

To date, the company has been managing it domain name acquisitions at a rate which still allows the company to maintain a cash flow positive position. The company has been registering domain names at a rate of 20,000 to 30,000 per month this financial year. As the competition for domain names intensifies, the company could decide to further increase that rate by spending some of it's A$3 million accumulated cash reserves.

Whilst these new domains have contributed to revenue during the current period, the operating margin of these new domains is negative at present, due to the total cost of acquisition exceeding the total revenue derived from these domains.

Strategically, the company is of the view that these new domains can be managed through a combination of traffic revenue and sales to become profitable on a four to five year payback.

Key Performance Indicators

As has been previously announced, the company will continue to release some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the company earns a gross profit which is denominated in US dollars. However, the company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the company's financial performance.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

In relation to the revenue, the company prefers to distinguish between revenue generated from internal or company owned traffic sources (including the company's domain name portfolio) and external or customer traffic sources.

As internal traffic sources are controlled by the company, they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements in the market can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

The company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

	Qtr end 30.9.03	Qtr end 31.12.03	Qtr end 31.3.04	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04
Internal Traffic **(US$'000)**	477	595	719	614	578	630
External Traffic **(US$'000)**	684	882	1,369	1,479	1,870	2,296
Margin (%)						
Internal	73	78	77	74	61	39
External		20	24	30	29	28
Overheads (AU$'000)	902	883	979	930	1,076	1,141

It should be noted that the company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the company.

The continued recruitment of additional domain name owners to Fabulous domain name management system was the major driver of the improved performance of external traffic sources during the quarter.

The margin on internal traffic has fallen significantly during the current period, primarily as a result of the number of domain names in the portfolio increasing from 110,000 as at 30 June, 2004 to 260,000 as at 31 December, 2004. The accounting

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

treatment means the cost of registering new domains is recorded as an operating expense in the period it is incurred (see section headed "Accounting Treatment of Domain Name Portfolio" below for further information).

Depending on the rate of the expansion of the company's domain name portfolio, it is possible that this margin on internal traffic could decrease further in the coming months.

Revised Traffic Agreement / Effect on Overall Trading Position

During the quarter, the company entered into a revised arrangement with one of its major strategic partners for the supply of domain name traffic. The deal was progressively implemented during the quarter but was not fully operational until early January and hence had limited impact on the December quarterly KPIs. While it is somewhat early in the implementation and there remain a number of issues to be resolved, to date the revised agreement has had a materially positive impact on the overall trading position of the company.

In January, the company has been consistently recording days with revenue in excess of US$40,000. Average daily revenue for both the internal and external traffic sources has increased by approximately 20% compared to the December quarter.

This increased performance not only helps step up the company's financial position, but also puts it in a position to better compete for additional external business.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea Ltd is an internet software development and marketing company servicing a global customer base from Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet initiatives.

Dark Blue Sea's products include:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar; and
- Dark Blue, an online advertising affiliate program.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of internet traffic. The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the company believes is unique in the global marketplace.

The company believes it is well-positioned in a rapidly growing segment of the global US$9 billion per annum online advertising market.

Mr Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	590,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 590,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 14 January 2005 and 3 February 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	89,576,629	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	930,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
		2,048,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
		1,000,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Pari passu from the date of allotment of the shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 7 February, 2005

Mr Greg Platz
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 4.2A.3

Appendix 4D

Half year report

Introduced 1/1/2003.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

1. Reporting Period

Current period	Previous corresponding period
Half year ended 31 December, 2004	Half year ended 31 December, 2003

2. Results for announcement to the market

$A'000

Revenues from ordinary activities *(item 2.1)*	Up	87%	to	8,458
Profit (loss) from ordinary activities after tax attributable to members (*item 2.2*)		N/A	to	89
Net profit (loss) for the period attributable to members *(item 2.3)*		N/A	to	89

Dividends *(item 2.4)*

It is not proposed to pay any dividends for the current period

Record date for determining entitlements to the dividend *(item 2.5)*

N/A

A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood *(item 2.6)*

The percentage increase/decrease for Items 2.2 and 2.3 above are not applicable as the results have gone from a loss in the previous corresponding period to a profit in the current period.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	3.2¢	1.6¢

+ See chapter 19 for defined terms.

4. Control gained over entities having material effect

Name of entity (or group of entities)	N/A
Date on which control was gained	N/A
The contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	N/A

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A
Date on which control was lost	N/A
The contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	N/A

5. Dividends

Date dividend is payable	N/A

6. Dividend reinvestment plans

There are no dividend or distribution plans for the current period.

7. Details of associates and joint venture entities

Name of entity	**Percentage of ownership interest held at end of period or date of disposal**		**Contribution to net profit (loss)**	
Equity accounted associates and joint venture entities	**Current period**	**Previous corresponding period**	**Current period $A'000**	**Previous corresponding period - $A'000**
NIL	N/A	N/A	N/A	N/A
Total	-	-	-	-
Other material interests NIL	N/A	N/A	N/A	N/A
Total	-	-	-	-

8. Foreign entities - Accounting Standards

Not applicable

9. Audit dispute or qualification

The accounts are not subject to audit dispute or qualification.

+ See chapter 19 for defined terms.

Dark Blue Sea Limited
ABN 47 091 509 796

Half Year Report

31 December, 2004

Directors' Report

Your directors submit their report of the consolidated entity, consisting of Dark Blue Sea Ltd and its wholly owned subsidiaries, for the half-year ended 31 December 2004.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Names, Date appointed

Vernon Alan Wills (Non Executive Chairman), Appointed 9 October 2002

Richard Edward Moore (Executive Director), Appointed 9 October 2002

Joseph Michael Ganim (Non-executive Director), Appointed 9 October 2002

Principal Activities

The group's principal business activities involve internet traffic broking, paid placement ("pay-per-click") online advertising and associated software development.

The group derives its revenue from its four core business units, Roar/PageSeeker, Fabulous, Dark Blue, and its Domain Name portfolio, as well as through various profit sharing arrangements with third parties, all of which facilitate the transfer of internet users ("traffic") to commercial websites in return for an agreed fee.

Review of Operations and Results

Review of Operations

During the current period, the group has continued to focus its efforts on developing and marketing its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio.

Additional advertisers have been recruited on both the Roar/PageSeeker advertising portals and the Dark Blue affiliate network, while Fabulous continues to register domain names on behalf of numerous wholesale and retail clients.

During the current reporting period, the company reinvested the bulk of operating cash flow into acquiring new domain names. In the six months to 31 December, 2004, the company purchased approximately 150,000 new domains at a cost of US$900,000, taking the size of its portfolio to 260,000 domain names. During this period, the company also renewed approximately 57,000 of its existing domain name registrations for another year at a cost of US$342,000.

Throughout the current period, work has also continued on consolidating the group's existing domain name portfolio and optimizing the revenue generating from it.

Operating Results

During the current period, revenue from ordinary activities increased to $8,458,483 (up from $4,513,954 in the previous corresponding period). Operating revenue rose steadily over the current period, due mainly to the increase in internet traffic flowing through our network and the continued growth in the size and revenue optimization of the Company's domain name portfolio.

EBITDA for the current period was $390,943, up from $218,542 for the previous corresponding period.

The group recorded a net profit before tax of $89,079 for the current period.

Operating cash flow for the current period was a positive $945,298 (compared to the positive $340,678 cash flow recorded during the previous corresponding period).

Auditor's Independence Declaration

We have obtained an auditor's independence declaration from our auditors, Ernst & Young. A copy is attached on page 3 of the interim financial statements.

Signed in accordance with a resolution of the directors.

Richard Moore

R.E Moore

Director

Brisbane

Date: 28/2/05

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Dark Blue Sea Limited

In relation to our review of the financial report of Dark Blue Sea Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Peter Markey
Partner
28 February 2005

Dark Blue Sea Limited

Statement of Financial Performance

Half-Year Ended 31 December 2004

	Notes	Consolidated 31 December 2004	Consolidated 31 December 2003
		$	$
REVENUES FROM ORDINARY ACTIVITIES			
Rendering of services	2	8,376,612	4,416,953
Other income	2	81,871	97,001
Total income		8,458,483	4,513,954
EXPENSES FROM ORDINARY ACTIVITIES			
Direct costs		5,499,383	2,388,273
Depreciation & amortisation		322,070	453,944
Salaries, wages and related costs		1,441,651	1,145,355
Computer hosting & bandwidth		131,974	90,846
Rent		66,341	184,150
Travel		98,374	-
Exchange loss		330,759	108,352
Other expenses from ordinary activities		478,852	373,108
TOTAL EXPENSES FROM ORDINARY ACTIVITIES		8,369,404	4,744,028
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		89,079	(230,074)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		-	-
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		89,079	(230,074)
NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF DARK BLUE SEA LIMITED		89,079	(230,074)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF DARK BLUE SEA LIMITED		89,079	(230,074)
Basic earnings per share (cents per share)		0.1	(0.3)
Diluted earnings per share (cents per share)		0.1	(0.3)

Dark Blue Sea Limited

Statement of Financial Position

As at 31 December 2004

	Notes	Consolidated 31 December 2004	Consolidated 30 June 2004
		$	$
CURRENT ASSETS			
Cash assets		3,062,091	2,455,520
Receivables		505,265	669,847
Other		1,866,910	958,680
TOTAL CURRENT ASSETS		5,434,266	4,084,047
NON-CURRENT ASSETS			
Property, plant and equipment		216,424	245,454
Intangible assets		720,917	974,043
TOTAL NON-CURRENT ASSETS		937,341	1,219,497
TOTAL ASSETS		6,371,607	5,303,544
CURRENT LIABILITIES			
Payables		2,630,559	1,651,431
Provisions		207,644	207,789
TOTAL CURRENT LIABILITIES		2,838,203	1,859,220
TOTAL LIABILITES		2,838,203	1,859,220
NET ASSETS		3,533,404	3,444,324
EQUITY			
Contributed equity		14,345,143	14,345,143
Accumulated losses		(10,811,739)	(10,900,819)
TOTAL EQUITY		3,533,404	3,444,324

Dark Blue Sea Limited

Statement of Cash Flows

Half-Year Ended 31 December 2004

	Notes	Consolidated 31 December 2004	Consolidated 31 December 2003
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers and other income		9,337,804	4,466,804
Payments to suppliers and employees		(8,451,932)	(4,131,079)
Other (GST refund/(paid))		39,220	(1,061)
Interest received		20,218	6,014
Interest paid		(12)	-
NET CASH FLOWS FROM OPERATING ACTIVITIES		945,298	340,678
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(63,434)	(6,023)
Acquisition of domain names		(692)	-
Other (security deposit – merchant facility)		56,158	(40,067)
NET CASH FLOWS FROM INVESTING ACTIVITIES		(7,968)	(46,090)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of securities		-	-
NET CASH FLOWS FROM FINANCING ACTIVITIES		-	-
NET INCREASE IN CASH HELD		937,330	294,588
Add opening cash brought forward		2,455,520	951,069
Effects of exchange rate changes on cash		(330,759)	(108,352)
CLOSING CASH CARRIED FORWARD		3,062,091	1,137,305

Dark Blue Sea Limited

Notes to the Half-Year Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Dark Blue Sea Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by Dark Blue Sea Limited and its controlled entities during the half-year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention. For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policies

The accounting policies applied are consistent with the most recent annual financial report for the year ended 30 June 2004.

Dark Blue Sea Limited

Notes to the Half-Year Financial Statements

	Consolidated 31 December 2004	Consolidated 31 December 2003
	$	$
2. PROFIT FROM ORDINARY ACTIVITIES		
Profit from ordinary activities before income tax expense includes the following revenues whose disclosure is relevant in explaining the financial performance of the entity:		
Revenue from operating activities		
- Advertising revenue	7,427,526	4,034,227
- Subscriptions revenue	38,723	82,016
- Domain Name Registrations revenue	811,291	300,710
- Domain Name Sales	99,072	-
- Other revenue	81,871	97,001

3. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

There have been no dividends paid or provided for during the half-year nor were any dividends paid or provided for in the comparative period.

4. CONTINGENT ASSETS & LIABILITIES

Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets. Any update on matters disclosed in the Annual report are noted below.

In regard to the Overture Services, Inc. patent the following event occurred during the period –

Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, recently announced that in connection with the settlement of a US$165 million domain name portfolio acquisition from Name Development Ltd it has negotiated a settlement of US$4,500,000 in relation to the Overture patent and simultaneously agreed a revenue-share/traffic deal with Overture. The details of this deal have not been made available.

Overture is still currently involved in litigation with FindWhat.com relating to the patent. FindWhat.com is contesting Overture's patent.

5. SEGMENT INFORMATION

The company operates as an Internet company via the internet to the global market. Sales are derived primarily in the United States with immaterial sales occurring in other jurisdictions. As the internet has a global nature the company does not and cannot specifically identify the geographic location of the end users.

6. SUBSEQUENT EVENTS

There are no subsequent events to report.

Dark Blue Sea Limited

Notes to the Half-Year Financial Statements

7. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Dark Blue Sea Ltd has commenced transitioning its accounting policies and financial reporting from current Australian Accounting Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Dark Blue Sea has assigned resources to address each of the areas in order of priority. The audit committee will oversee the progress of each area and make the necessary decisions. As Dark Blue Sea has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Dark Blue Sea prepare its first IFRS compliant interim financial report for the half year ended 31st December 2005 and its first fully IFRS compliant financial report for the year ending 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Dark Blue Sea. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB 139 - *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost, held to maturity – measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities – measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Impairment of Assets

Under AASB 136 - *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the consolidated entity's accounting policy which currently determines the recoverable amount of an asset based on expected net cash flows that have not been discounted to their present values. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs may be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Share based payments

Under AASB 2 - *Share based Payments*, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of the future equity based remuneration plans are unknown

Directors' Declaration

In accordance with a resolution of the directors of Dark Blue Sea Ltd, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

  (i) give a true and fair view of the financial position of the consolidated entity as at 31 December, 2004 and the performance of the consolidated entity for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001.

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Richard Edward Moore
Director

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent review report to members of Dark Blue Sea Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Dark Blue Sea Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the half-year ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Dark Blue Sea Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the half-year ended on that date; and

 (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Peter Markey
Partner
Brisbane
28 February 2005

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

28 February, 2005

2004 First Half Financial Results

Dark Blue Sea Ltd (ASX listing code DBS) today announced its results for the six months ending 31 December, 2004. During this period, revenue from ordinary activities was AU$8,458,000, almost double the AU$4,514,000 recorded in the previous corresponding period. Operating revenue rose steadily over the current period, due mainly to the increase in internet traffic flowing through the group's network and the continued optimization of the Company's domain name portfolio.

EBITDA for the current period was AU$391,000 compared to the AU$219,000 recorded in the previous corresponding period. The group recorded a net profit before tax of AU$89,000 for the current period.

Operating cash flow for the current period was a positive AU$945,000, up from the AU$341,000 recorded during the previous corresponding period. Total cash at bank at the end of the current period was just over AU$3 million.

Update on Recent Operations

During the current reporting period, the company continued to focus its efforts on developing and marketing its four core business units, Roar/PageSeeker, Fabulous, DarkBlue and its Domain Name portfolio.

The company experienced buoyant trading conditions during the current period. This was partly due to Christmas related advertising in the latter part of the period. It was also in part due to the ongoing trend of more companies increasing their online advertising spend as consumers continue to purchase more goods and services online.

The company continues to benefit from its position as an active participant in the US$9 billion online advertising industry. The whole online advertising industry has been growing at a 25% to 30% rate since mid 2002. Within this industry, the keyword search segment of that market (which the company has direct leverage to) has been the stand out performer, with annual grow rates of between 100% and 250% recorded since the emergence of this segment of the market in 2001. The keyword search market has been the main driver of the online advertising industry and now accounts for nearly half of the total industry turnover.

The ability of our unique integrated business platform to provide a tailored solution for our customers has continued to make incremental contributions to revenue. The company remains well positioned to participate in line with the anticipated strong future growth of the industry.

Domain Name Portfolio

As outlined in previous releases, the company continues to invest a significant portion of its free operating cash flow in building up its domain name portfolio. During the period, the company acquired an additional 150,000 domain names at a cost of US$900,000, taking the total number of domains in its portfolio to over 260,000 as at 31 December, 2004. New domain name registrations are treated as an operating expense.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet and they have the added advantage of being a targeted primary traffic source for online advertisers. Using the infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

The company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic that it generates.

Marchex Inc acquisition of a large domain name portfolio

As advised in the December quarter cash flow release, there has been a very significant transaction in the domain name industry.

In November, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced the acquisition of a portfolio of approximately 100,000 domain names from Name Development Ltd for US$164 million (US$155 million in cash and US$9 million in stock).

The transaction was subject to Marchex successfully raising the capital by June 2005. Marchex lodged a registration statement for US$180 million equity and convertible offering in December 2004. Marchex finalized the equity offering and completed the acquisition in early February 2005.

The following is some observations about the transaction:

- Marchex shares were trading at $15 in November at the time of the announcement. The shares have traded up to $24 in the period up to the closing of the offering. The offering was priced at $20.
- During the marketing of the offering, the equity component of the deal was upsized from 7 to 8 million shares and the underwriters over allotment option was exercised. Net proceeds were US$220 million. Marchex now has a US$98 million cash holding to pursue other acquisitions.
- Marchex went on a global road show for three weeks marketing the offering. This will be the first time that major US and European institutional investors will have heard the domain name portfolio story and many will now have some exposure.
- Marchex had limited research coverage prior to this offering. This equity offering was lead by Piper Jaffray and had three co managers. The market now has more substantial research coverage on Marchex and the domain name industry generally.

This is a very important transaction for the domain name industry as it is the first significant domain name portfolio transaction. Prior to the announcement of this transaction, there had been no effective pricing benchmarks for large scale domain name portfolios. Individual domain names or small portfolios have been traded previously, but often at wildly inconsistent prices.

Marchex provided some details on the acquisition in their registration statement. The transaction was priced at approximately 8.6 times 2004 revenue or $10 per unique visitor per month.

Some implications of the Marchex transaction

The Marchex transaction marks the start of the likely consolidation of the domain name portfolio industry. It is anticipated that further domain name portfolio acquisitions will occur in the next twelve months. Marchex has indicated that, subject to funding, it is seeking to acquire more domain name portfolios. A number of other industry participants with significant cash holdings have expressed interest in the industry to either grow their revenues or protect their current position. There is only a handful of very large domain name portfolios (including Dark Blue Sea's portfolio) and perhaps a further ten of significant commercial interest in the world.

Since the announcement of the acquisition, there has been a significant increase in new domain name registrations as industry participants attempt to secure more domain name real estate prior to any further consolidation.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

To date, the company has been managing it domain name acquisitions at a rate which still allows the company to maintain a cash flow positive position. The company has been registering domain names at a rate of 20,000 to 30,000 per month this financial year. As the competition for domain names intensifies, the company could decide to further increase that rate, by spending some of it's AU$3 million accumulated cash reserves.

Whilst these new domains have contributed to revenue during the current period, the operating margin of these new domains is negative at present, due to the total cost of acquisition exceeding the total revenue derived from these domains.

Strategically, the company is of the view that these new domains can be managed through a combination of traffic revenue and sales to become profitable on a four to five year payback.

Key Performance Indicators

The company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the company earns a gross profit which is denominated in US dollars. However, the company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the company's financial performance.

In relation to the revenue, the company prefers to distinguish between revenue generated from "internal" or company owned traffic sources (including the company's domain name portfolio) and "external" or third party / customer traffic sources.

As internal traffic sources are controlled by the company, they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements in the market can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

The company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

DarkBlueSea
NAVIGATING THE INTERNET

	Qtr end 30.9.03	Qtr end 31.12.03	Qtr end 31.3.04	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04
Internal Traffic **(US$'000)**	477	595	719	614	578	630
External Traffic **(US$'000)**	684	882	1,369	1,479	1,870	2,296
Margin (%)						
Internal	73	78	77	74	61	39
External		20	24	30	29	28
Overheads (AU$'000)	902	883	979	930	1,076	1,141

It should be noted that the company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the company.

The continued recruitment of additional domain name owners to Fabulous domain name management system was the major driver of the improved performance of external traffic sources during the current period.

The margin on internal traffic has fallen significantly during the current period, primarily as a result of the number of domain names in the portfolio increasing from 110,000 as at 30 June, 2004 to 260,000 as at 31 December, 2004. The accounting treatment means the cost of registering new domains is recorded as an operating expense in the period it is incurred (see section headed "Accounting Treatment of Domain Name Portfolio" below for further information).

Depending on the rate of the expansion of the company's domain name portfolio, it is possible that this margin on internal traffic could decrease further in the coming months.

Revised Traffic Agreement / Effect on Overall Trading Position

During the December quarter, the company entered into a revised arrangement with one of its major strategic partners for the supply of domain name traffic. The deal was progressively implemented in December 2004, but was not fully operational until early January 2005, and hence had limited impact on first half financial and December quarter KPIs. While it is still somewhat early in the implementation and there remain a number of issues to be resolved, to date the revised agreement has had a materially positive impact on the overall trading position of the company.

In January and February 2005, the company has been consistently recording days with revenue in excess of US$40,000. Average daily revenue for both the internal and external traffic sources has increased by approximately 30% compared to the December quarter KPIs.

This increased performance not only helps step up the company's financial position, but also puts it in a position to better compete for additional external business.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system; and
- Dark Blue, an online advertising affiliate network; and

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 330,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 20th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The company believes it is well-positioned in a small but important niche of rapidly growing global US$9 billion per annum online advertising market.

Mr Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	132,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 132,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 10 February 2005 and 7 March, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	89,708,629	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	930,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
		1,124,000 *	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA) * 792,000 options forfeited
		1,000,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Pari passu from the date of allotment of the shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 14 March, 2005

Mr Greg Platz
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	867,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 680,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ) Conversion of 187,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 29 March 2005 and 4 April, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	90,575,629	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	250,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
		937,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
		1,000,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Pari passu from the date of allotment of the shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 4 April, 2005

Mr Greg Platz
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOSEPH MICHAEL GANIM
Date of last notice	31 October, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	31 March, 2005
No. of securities held prior to change	431,078 ordinary fully paid shares 430,000 options exercisable at $0.20 each on or before 30 June, 2005.
Class	Ordinary Shares
Number acquired	430,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$86,000
No. of securities held after change	831,078 ordinary fully paid shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD EDWARD MOORE
Date of last notice	14 January, 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 April, 2005
No. of securities held prior to change	369,744 ordinary fully paid shares 500,000 options exercisable at $0.20 each on or before 30 June, 2005.
Class	Ordinary Shares
Number acquired	250,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,000
No. of securities held after change	619,744 ordinary fully paid shares 250,000 options exercisable at $0.20 each on or before 30 June, 2005.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LIMITED	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	90,575,629
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	The company has decided that its shares are better priced than other investment opportunities in its particular area of interest.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to Company Announcement dated 4 April, 2005.

On-market buy-back

9	Name of broker who will act on the company's behalf	To be advised prior to commencement of the buy back period.
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	4,500,000
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	6 months, commencing 20 April, 2005
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Date: 4 April, 2005

Mr Greg Platz

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

4 April, 2005

Update on Recent Activities

Dark Blue Sea owns one of the largest domain name portfolios in the world with a portfolio of approximately 375,000 domain names. Domain names are the real estate of the Internet, and like offline real estate, Dark Blue Sea earns annuity style income from its domain names. The income is earned from online advertisers that pay for the internet traffic generated by the portfolio and directed to their websites.

A number of initiatives that the company has undertaken over the last year have resulted in a significant improvement in revenue earned by the domain portfolio, particularly over the last couple of months. On the basis of recent trading, the annualized revenue that Dark Blue Sea earns from its portfolio is now approximately US$5 million. This compares with the annualized December quarter revenue for the domain name portfolio of approximately US$2.5 million.

Dark Blue Sea also manages an online advertising intermediary business. This business has also seen significant growth over the last three months and is trading at levels approximately 30% higher than the December quarter.

Effect of Recent Activities on Cash Flow

Prior to the current quarter, the company has been generating approximately US$200,000 of free cash flow per month from operations. This amount is before the acquisition of additional domain names, which is discussed in more detail below. If maintained, the impact of the recent activities should see free cash flow from operations increase to approximately US$400,000 per month during the second quarter.

It should be noted that much of the recent increase in revenue has come from a third party advertising provider that pays in arrears, so there has not be a significant change in the March quarter cash position compared with the December quarter.

Domain Name Acquisition Strategy

The company has previously advised that it believes that domain names are one of the easiest and most effective ways of getting exposure to the rapid growth in the Internet worldwide. Like offline real estate, domain name values should broadly grow in line with growth in e-commerce activity.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Since the beginning of this financial year, the company has been investing the bulk of its free cash flow from operations into acquiring new domain names. The company intends to continue with this strategy as it believes this will generate additional shareholder value over time. To date, the company has been typically registering approximately 30,000 new domain names per month.

Within the scope of potential domain names that can be acquired, the Company believes that newly registered names represent the best return on investment. The company is typically registering generic domain names (at a cost of US$6 each) that should on average, deliver a 3 to 4 year payback. To achieve this payback, the company makes full use of its infrastructure which it has developed to administer large scale domain name portfolios as well as some proprietary tools. The combination of the infrastructure and the tools provides a significant competitive advantage over most other participants in the industry using similar strategies.

These 3 to 4 year rates of return for new domain registrations compare more favourably than the secondary market for generic domain names, which are now typically priced in the range of 8 to 12 year rates of return.

Accordingly, the company intends to continue registering new domain names and is currently deploying even more resources into the domain name registration process.

Given the recent increase in cash flow from operations and the company's intention to continue to invest free cash flow into domain names, the company will need to broaden its strategy in the acquisition of domain names. This will typically involve the selective acquisition of domain names from the secondary market.

Announcement of Share Buyback

At current market prices, Dark Blue Sea is capitalized at approximately US$25 million. Apart from the domain name portfolio which is currently earning an annualized US$5 million, Dark Blue Sea also has a profitable online advertising intermediary business and some world class technology. At these price levels, Dark Blue Sea shares represent more favourable exposure to domain names than most domain name acquisition opportunities in the secondary market.

Accordingly, the company is announcing its intention to undertake a share buy back of up to 4.5 million shares (or 5% of the issued capital) over the next six months. During this period, the decision to buy back shares will be made in consideration of actual cash flow from operations, the Dark Blue Sea share price at the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

The proposed period for the buy back is between 20 April, 2005 and 19 October, 2005. The Company will appoint a broker to facilitate the proposed buy back within the next few days.

New Employee Options

Dark Blue Sea has an employee share options scheme. Employee options that were issued in October 2002 vested in January 2005. The directors have resolved to issue a further 2,500,000 options to employees, including 500,000 to the Company's Chief Executive Officer, Mr Richard Moore. These employee options shall be exercisable at $0.50 on or after 4 April, 2007 and will expire on 30 June, 2007.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system; and
- Dark Blue, an online advertising affiliate network; and

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the company believes is unique in the global marketplace.

Dark Blue Sea owns a portfolio of 375,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Fabulous was developed to help the company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 20th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The company believes it is well-positioned in a small but important niche of rapidly growing global US$9 billion per annum online advertising market.

Mr Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire fully paid ordinary shares (unquoted)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercisable at $0.50 each on or after 4 April, 2007 and expiring 30 June 2007; Issued pursuant to the terms of the Company's Employee Share Option Plan Rules.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued under an employee incentive scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April, 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
90,575,629	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,500,000	Options to subscribe for ordinary shares exercisable at 50 cents each on or before 30 June 2007
		250,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
		937,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
		1,000,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Participation available from the date of issue.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 4 April, 2005

Mr Greg Platz

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

DARK BLUE SEA LTD

ABN

47 091 509 796

Quarter ended ("current quarter")

31 March, 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		5,011	14,349
1.2	Payments for	(a) staff costs	(773)	(2,269)
		(b) advertising and marketing	(3,850)	(10,145)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(237)	(898)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		13	33
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		16	55
1.7	Other (provide details if material)		-	-
	Net operating cash flows		180	1,125

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	180	1,125
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(45)	(108)
	(e) other non-current assets	(24)	(25)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other: Movement in security deposits	(2)	54
	Net investing cash flows	(71)	(79)
1.14	**Total operating and investing cash flows**	109	1,046
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	294	294
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	294	294
	Net increase (decrease) in cash held	403	1,340
1.21	Cash at beginning of quarter/year to date	3,062	2,455
1.22	Exchange rate adjustments to item 1.20	25	(305)
1.23	**Cash at end of quarter**	3,490	3,490

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	71
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	3,359	2,876
4.2 Deposits at call	115	174
4.3 Bank overdraft	-	-
4.4 Other: Internet Payment Account	16	12
Total: cash at end of quarter (item 1.22)	3,490	3,062

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Mr Greg Platz. Date: 13 April, 2005

Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

13 April, 2005

March 2005 - Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 31 March, 2005. During this period, net operating cash flow was A$180,000 (compared to A$629,000 in the previous three month period).

Total cash held increased by A$403,000 during the three month period and total cash at bank at the end of the quarter was approximately A$3.5 million.

Domain Name Portfolio – Effect on Cash Flow

As outlined in previous releases, the Company continues to invest a significant portion of its free operating cash flow in building up its domain name portfolio.

During the March quarter, the Company significantly accelerated the rate of its new domain name registrations, acquiring 100,000 domains at cost of US$600,000 (up from 60,000 domains registered in the December quarter at a cost of US$360,000). The latest registrations take the total number of domains in the Company's portfolio to over 360,000 as at the end of the quarter.

Recent Activities - Effect on Cash Flow

A number of initiatives that the company has undertaken over the last year have resulted in a significant improvement in revenue earned by the domain portfolio, particularly over the last couple of months. On the basis of recent trading, the annualized revenue that Dark Blue Sea earns from its portfolio is now approximately US$5 million. This compares with the annualized December quarter revenue for the domain name portfolio of approximately US$2.5 million.

It should be noted that much of the recent increase in revenue has come from a third party advertising provider that pays in arrears and hence, is not fully reflected in the March quarter results.

Domain Name Acquisition Strategy

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet. Like offline real estate, domain name values should broadly increase in line with growth in overall e-

DarkBlueSea
NAVIGATING THE INTERNET

commerce activity. Domain names also have the added advantage of being a targeted primary traffic source for online advertisers. Using the expertise and infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring assets having long term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the Company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

The Company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic that it generates.

Within the scope of potential domain names that can be acquired, the Company believes that newly registered names represent the best return on investment. The Company is typically registering generic domain names (at a cost of US$6 each) that should on average, deliver a 3 to 4 year payback. To achieve this payback, the Company makes full use of its expertise and infrastructure which it has developed to administer large scale domain name portfolios as well as some proprietary tools. The combination of the infrastructure and the tools provides a significant competitive advantage over most other participants in the industry using similar strategies.

These 3 to 4 year rates of return for new domain registrations compare more favourably than the secondary market for generic domain names, which are now typically priced in the range of 8 to 12 year rates of return.

Accordingly, the Company intends to continue registering new domain names and is currently deploying even more resources into the domain name registration process.

Given the recent increase in cash flow from operations and the Company's intention to continue to invest free cash flow into domain names, the Company will need to broaden its strategy in the acquisition of domain names. This will typically involve the selective acquisition of domain names from the secondary market.

Share Buy-Back

At current market prices, Dark Blue Sea is capitalized at approximately US$30 million. Apart from the domain name portfolio which is currently earning an annualized US$5 million, Dark Blue Sea also has a profitable online advertising intermediary business and some world class technology. At current price levels, Dark Blue Sea shares represent more favourable exposure to domain names than most domain name acquisition opportunities in the secondary market.

Accordingly, the Company recently announced its intention to undertake a share buy back of up to 4.5 million shares (or 5% of the issued capital) over the next six months. During this period, the decision to buy back shares will be made in consideration of actual cash flow from operations, the Dark Blue Sea share price at

the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

Appointment of Share Buy-Back Broker

Southern Cross Equities Limited has been appointed as the broker for the share buy-back. The proposed buy-back will be undertaken between 20 April, 2005 and 20 September, 2005.

Key Performance Indicators

As has been previously announced, the Company will continue to release some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

In relation to the revenue, the Company prefers to distinguish between revenue generated from internal or Company owned traffic sources (including the Company's domain name portfolio) and external or customer traffic sources. As internal traffic sources are controlled by the Company they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements in the market can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

The Company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The Company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

	Qtr end 31.3.04	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Internal Traffic (US$'000)	719	614	578	630	1,114
External Traffic (US$'000)	1,369	1,479	1,870	2,296	2,960
Margin (%)					
Internal	77	74	61	39	53
External	24	30	29	28	32
Overheads (AU$'000)	979	930	1,076	1,141	1,080

It should be noted that the Company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

The revenue from the domain name portfolio increased significantly over the period. This was due to continued industry growth, a revised partner agreement and the realisation of a number of initiatives taken over the last year.

The continued recruitment of additional domain name owners to Fabulous' domain name management system was the major driver of the improved performance of external traffic sources during the quarter.

The margin on internal traffic has been generally falling as a result of the increase in the total number of domain names in the portfolio. The accounting treatment means the cost of registering new domains is recorded as an operating expense in the period it is incurred (see section headed "Accounting Treatment of Domain Name Portfolio" below for further information).

Expanded KPIs for Internal Traffic

The Company's current domain registration strategy has had an adverse effect on the margin on internal traffic. The Company is typically registering domain names that do not generate enough revenue to cover their registration expenses in the first year ("unprofitable domains") but which are expected to become profitable as the market grows and the rate of return increases or they are sold for a profit on the secondary market. By combining the profitable and unprofitable domain names into one, the underlying profitability of the entire domain name portfolio is not fully revealed.

DarkBlueSea
NAVIGATING THE INTERNET

Accordingly, the Company has decided to release some additional KPIs on the domain name portfolio. It is intended that these KPIs will be released with the other KPIs on an ongoing basis with the quarterly cash flow statements.

	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Revenue from Profitable Domains (US$'000)	584	543	584	1,045
Number of Profitable Domains	31,000	35,000	38,000	60,000
Margin on Profitable Domains	89%	89%	89%	90%
Revenue from Unprofitable Domains (US$'000)	30	35	46	69

The Company intends to continue to hold some of its unprofitable domains as they are expected to become profitable in later years and due to their inherent resale value in the secondary market. The registrations for the remaining unprofitable domain names will not be renewed.

Although this is not the current strategy, it is worth noting, that the Company could elect not to renew any of its unprofitable domains. The Company would then be left with a highly profitable portfolio of domain names generating the bulk of the current internal revenue with a very high margin.

Marchex Inc acquisition of a large domain name portfolio

As advised previously, there has been a very significant transaction in the domain name industry.

In November, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced the acquisition of a portfolio of approximately 100,000 domain names from Name Development Ltd for US$164 million (US$155 million in cash and US$9 million in stock).

The transaction was subject to Marchex successfully raising the capital. Marchex finalized the equity offering raising US$220 million and completed the acquisition in early February. At the conclusion of the transaction, Marchex had US$98 million in cash holdings.

This was a very important transaction for the domain name industry, as it was the first significant domain name portfolio acquisition. Prior to the announcement of this transaction, there had been no effective pricing benchmarks for large scale domain

name portfolios. Individual domain names or small portfolios have been traded previously, but often at wildly inconsistent prices.

Marchex provided some details on the acquisition in their registration statement. The transaction was priced at approximately 8.6 times 2004 revenue or $10 per unique visitor per month.

Some implications of the Marchex transaction

The Marchex transaction marks the start of the likely consolidation of the domain name portfolio industry. It is anticipated that further domain name portfolio acquisitions will occur in the next twelve months. Marchex has indicated that, subject to funding, it is seeking to acquire more domain name portfolios. A number of other industry participants with significant cash holdings have expressed interest in the industry to either grow their revenues or protect their current position. There is only a handful of very large domain name portfolios (including Dark Blue Sea's portfolio) and perhaps a further ten of significant commercial interest in the world.

Since the announcement of the acquisition, there has been a significant increase in new domain name registrations as industry participants attempt to secure more domain name real estate prior to any consolidation.

Another Significant Industry Transaction

Buy Domains is the owner of the largest portfolio of domain names in the world. It runs a very successful domain name resale business (ie. the secondary market) selling its own domain names. The portfolio also generates significant traffic revenue.

In the last month, two US based venture capital funds have acquired a majority interest in Buy Domains. Details of the transaction have not been formally disclosed, but industry sources suggest that the performance metrics and pricing mechanism used for the transaction valued domain names in Buy Domain's portfolio in excess of the value attributed by Marchex to domains in Name Developments Ltd's portfolio.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

DarkBlueSea
NAVIGATING THE INTERNET

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 380,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 20th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$10 billion per annum online advertising market.

Mr Greg Platz

COMPANY SECRETARY

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Rule 3.8A

Appendix 3D

Changes relating to buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LIMITED	47 091 509 796

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	4 April, 2005

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	**Column 2** (Details of change to buy-back proposals)
	On-market buy-back		
2	Name of broker who will act on the company's behalf	To be advised	Southern Cross Equities Limited
3	Deleted 30/9/2001.		
4	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.		

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back		
6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention		
7	If the company intends to buy back shares if conditions are met - those conditions		

All buy-backs

		Column 1	Column 2
8	Any other change		
9	Reason for change	Broker had not been appointed at time of original announcement.	

10	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	No

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Greg Platz Date: 13 April, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	NIL	35,490
4	Total consideration paid or payable for the shares	NIL	$14,196.00

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: N/A lowest price paid: date: N/A	highest price paid:$0.40 lowest price paid:$0.40 highest price allowed under rule 7.33:$0.42

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,464,510

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz Date: 21 April, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

usRule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	35,490	30,200
4	Total consideration paid or payable for the shares	$14,196.00	$12,080.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.40 lowest price paid: date: $0.40	highest price paid:$0.40 lowest price paid:$0.40 highest price allowed under rule 7.33:$0.42

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,434,310

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz

Date: 22 April, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 22 April, 2005

ATTENDANCE AT ONLINE ADVERTISING CONFERENCE "AD-TECH"

The Company wishes to advise that several of its representatives will be attending an online advertising conference and exhibition called "AD-TECH", being held at the Marriot Hotel, San Francisco in the United States between 25 and 27 April, 2005.

The Company will have a promotional stand at the exhibition, where the following material will be distributed to attendees.

Mr Greg Platz

Company Secretary

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

BIG FISH

Why does one company own over 400,000 web sites? Dark Blue Sea's COO - Dan Warner talks about the importance of domain names, traffic and something called the Keyboard test...

Media company Dark Blue Sea found the only way to own volumes of traffic and control its quality was by owning the source of Internet traffic... Domain Names. This drive to obtain and control high volumes of qualified traffic led to the company now owning more than 1% of the Internet's web sites.

All traffic begins at the domain name. A web site's domain is the first qualifying step in the Internet sales process and domain traffic is a prime source of advertiser conversions in today's market. By owning domains as a traffic source you reap the benefits of owning Internet properties that continue to grow and provide targeted traffic.

What do you really know about search traffic? Did you know that over 5% of the world's web sites are only owned by a handful of private individuals and a few companies?

A Hidden Source

Most people in the advertising world don't realize that a strong component of traffic they are buying from major search engines actually comes from domain names.

It's a common research activity for people to type domain names directly into the address bar of their Internet browsers.

This activity has been termed "Direct Navigation", and major search engines buy this domain traffic from domain portfolio owners because it is highly targeted and converts for the end advertisers.

The Nature of Internet Traffic

Why is the quality of Domain Traffic so high? In order to understand why domain traffic has such a high quality you need to understand the nature of traffic and why Primary Traffic is so important for conversion.

Primary Traffic is literally when an original thought is translated into action by using a keyboard (the Keyboard test). This action is either by typing in a domain name directly in an Internet browser address bar, or searching for a phrase. The reason primary traffic is important is that original thought is the source of search and the basis of the purest quality traffic. It is very difficult to action an original thought without using a keyboard.

Do you have the Answers?

Do you know where your traffic comes from?
You might be surprised that a lot of your conversions already come from domains.

Where can you find domains for sale in the aftermarket?
A great place to start is Fabulous.com, BuyDomains.com, Afternic.com, Sedo.com and GreatDomains.com.

Do you own a portfolio of domains for your business space? Do your competitors?
Owning the domains that represent the core phrases of your market guarantees your traffic and positioning.

What is Primary Traffic?
A thought translated into action using a keyboard. This is actioned by either typing in a domain name or searching for a phrase.

"Domains are the undeveloped land on which e-commerce properties are built, and like real estate it's all about location, location, location."

Secondary Traffic in contrast is when a user clicks on a banner or advertising text links that is only semi-related to the original thought. Typically this action is created by use of a mouse rather than a keyboard, requires no original thought and may be leading the user in a less targeted direction. The reduced quality of secondary traffic is due to the loss of specificity, the potential for a qualified sale is greatly reduced compared to the pure intent utilized in Primary Traffic.

Tertiary Traffic is when textual or graphic ads are not related to the original thought which was actioned through the domain or via search. These ads are designed to provoke an action by the user to research or buy something that has not been qualified by the keyboard. Typically these are ads of opportunity rather than qualitative search behaviour, and have relatively low conversion rates.

As an example: If a user types the domain "SailingBoots.com" into an address bar, they have just been primarily qualified to have a strong interest in "Sailing Boots". Why would you try to sell them a "Sailboat" or a "New Car" when they have already told you as an advertiser exactly what they want? This kind of "exact" qualification can only been found by either buying or owning primary traffic.

Primary Traffic is King

If primary traffic is so fantastic why do advertisers use secondary and tertiary traffic methods at all? There is a limited supply of highly qualified primary traffic. Following the traditional marketing laws of supply and demand - Traffic is King. There are far more advertisers desperately trying to find new sources of primary traffic and yet very few sources of pure traffic are available. The conversions speak for themselves but its up to the advertisers to utilize the best sources of primary traffic.

Sources of Primary Traffic

Primary traffic is the purest source of Internet traffic available to advertisers. The two major sources of primary traffic are from people typing domain names directly into the address bar (direct navigation) or search engine traffic. Research shows that domain traffic and search traffic when properly managed are on par with each other in terms of actual conversions. That is why search traffic, which has a strong domain traffic component, is considered the greatest ROI for advertisers in today's online market.

Millions of users type in domains like EngineeringBooks.com, HoustonTools.com, CrabProducts.com, and MedicalEducation.com every day because they have an exact interest in what the domain phrase represents. In the user's mind, typing in "BedroomFurniture.com" is the same as typing in "Bedroom Furniture" as a search phrase via a search engine. Traffic doesn't come any more qualified than that.

Domain Names are "Internet Real Estate"

Domains are the undeveloped land on which e-commerce properties are built, and like real estate it's all about location, location, location. Domains can be bought, sold or leased, and like real estate there is a limited amount of valuable property.

Who is going to own the best domain portfolio in your area of business interest? Shouldn't you own the generic domain names that define your business space before your competitors do?

It's no longer about just owning one domain name, it's about gathering as much of the domain space for your business area as you can consolidate.

Web Site Portfolios

5% of the worlds .com web sites are owned by only eight entities, and most of them are private individuals. It's a very large market with only a few controlling parties.

Internet domain marketing is largely made up of 100 people who collectively own 2.2 million .com domains. Isn't it time you knew more about this market?

6.4% of all .com domains are owned by less than 100 web site portfolio owners



Number of owners
8
15
76
>100,000 Domains
10,000 - 99,999 Domains
1,000 - 9,999 Domains

About Dark Blue Sea

Dark Blue Sea is a publicly listed direct navigation company. We have a comprehensive list of integrated products which include Fabulous.com, Roar.com and DarkBlue.com. We are the experts in direct navigation.

Dark Blue Sea owns more than 400,000 generic domain names which you can view at http://domainsales.fabulous.com - You will find groups of domain names targeted for virtually any business space and available for purchase at this web site.

If you would like to know more about Direct Navigation speak with the experts at Dark Blue Sea.

e-mail: directnavigation@darkbluesea.com

DarkBlueSea

DarkBlueSea
NAVIGATING THE INTERNET

Domain Name Valuation Considerations

April 2005

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

Executive Summary

- Domain Names are the Real Estate of the Internet
- Domains are a source of very high quality traffic via Direct Navigation
- There are a variety of different types of domain name buyers, each will value domains differently
- A variety of different domain name valuation models are presented
  - Financial Buyer
  - Trader
  - End User
- Domain Name values should grow in line with overall eCommerce

Domain Names are the Real Estate of the Internet

- To have a commercial presence in the offline world, you need
  - Some land; and
  - A building to accommodate customers, staff and stock, etc
- To have a commercial presence in the online world, you need
  - a domain name; and
  - a web site that is hosted on the domain
- Domain Names are the vacant land of the Internet
- Web sites are the improvements on the vacant land
- Like offline real estate, domains can be bought, sold, leased, etc
- Like offline real estate, trades can occur at a wide range of prices due to different perceptions of value
- Domain Names currently cost US$6 / US$7 per annum to maintain the registration

Secondary Market Domain Name Sales

- Theoretically, the best guide to market value – willing buyer / willing seller
- Notable Recent Secondary Sales
  - Marchex purchase of Name Developments – US$164 million for 100,000 domain names (8.6x Revenue)
  - Various individual transactions continually occur

Recent Large Secondary Domain Name Sales

Local.com	$700,000	**Grants.com**	$30,000
GED.com	$150,000	**RodeoDrive.com**	$30,000
Trees.com	$58,000	**OnlinePokerRoom.com**	$28,000
CervicalCancer.com	$51,000	**Beam.com**	$25,000
MusicShop.com	$50,000	**Weights.com**	$25,000
Neighbors.com	$50,000	**Herbal.com**	$25,000
Therapy.com	$50,000	**GrandBahamas.com**	$20,000
League.com	$48,000	**Gamestore.com**	$19,000
ScienceFairProjects.com	$45,000	**Spearfishing.com**	$18,000
Marble.com	$43,000	**Message.com**	$18,000
Moma.com	$40,000	**Counterfeit.com**	$16,000
Gather.com	$33,000	**TeenProm.com**	$15,000
CollegeGrants.com	$32,000	**Feline.com**	$15,000

Source: DNJounal.com – sample from the top sales 2005 YTD

Secondary Market Domain Name Sales

- Poorly informed market
  - Illiquid
  - Most trades are not disclosed
- Different types of buyers and sellers
  - Advertisers – for their e-commerce web site
  - Affiliates – to develop to send traffic to Advertisers
  - Financial – income plus potential capital gain
  - Traders – buy with a view to on sell to an Advertiser or Affiliate
  - Jobbers – buy with a view to on sell to a Trader or Financial Buyer
- Big price range for the same domain between different types of buyers
- End User Buyers
  - Advertisers can typically afford to pay the most
  - Some Affiliates can be natural end user buyers

Internet Traffic

- Internet traffic is the flow of internet surfers navigating the world wide web
- Internet traffic can be controlled and directed to a particular website
- Traffic economics are moving towards two performance based models
    - Cost per Click (CPC) – lead based – traffic to the front door of the site
    - Cost per Acquisition (CPA) – commission based on actual sales made
- Traffic Quality is not all the same
    - Potential is based on how much money is in the pocket
    - Influenced by the traffic source and advertiser's conversion ability
- Offline Equivalents are Shopping Centre floor traffic and Tourist Buses
    - Duty Free Stores v Discount Shops, Rich Tourists v Backpackers

Primary v Secondary Internet Traffic

- The simplest and best indicator of traffic quality
- Primary traffic – proactive action based on a new thought
  - Easier to convert to sales as it is the "first look" at the traffic.
  - The keyboard test – did the surfer type something?
- Secondary traffic – reactive
  - The surfer is clicking on links
  - Surfer is typically responding to an ad while browsing
- Yellow Pages is the best offline example of proactive "primary" traffic
- Primary traffic ⇔ Keyboard Test ⇔ Keyword Search

Internet Traffic Market

- Traffic sources have the upper hand in the negotiations with advertisers. Why?
    - Transactions conducted through websites deliver substantial overall productivity gains – no sales staff required / less retail space
    - Web sites are now a part of doing business – viewed as a sunk cost
    - Channel price integrity means shop pricing = web site pricing
    - The economic benefit is accruing to the traffic source
- "Traffic is King" on the Internet
- A good primary traffic source can get a 75% to 80% revenue share

Main Sources of Primary Traffic

- Search Engine is the bulk of the market (80% +)
  - Surfers searching for "flowers" etc on a search engine
  - Google, Yahoo, MSN (Yahoo) and AOL (Google) are main players
- Domain Name Type in Traffic (estimated 10% to 15%)
  - Users typing in "flowers.com" into the address bar of their browser
- Size of the type in market was indicated by Verisign's Sitefinder
  - 9th most trafficked web site during their trial in October 2003
- Hybrid Primary Traffic includes downloaded applications, toolbars, adware
  - Relies on capturing user keyboard actions and serving ads
  - Subject to increasing scrutiny by industry heavyweights and regulatory authorities

Financial Buyer Valuation Models

- Domain names can generate annuity style income streams
- Revenue = Traffic Volume x Traffic Price
- Direct Navigation traffic is the key volume driver
- Commerciality is the key price driver
- Revenue is broadly correlated with growth in the internet / online advertising market
- Based on Net Present Value (NPV) of future cash flows
- Discount Rate is linked to certainty of future cash flows
  - Monetization risk – loss of advertisers
  - Zone risk / technology changes prevent direct navigation
  - User behaviour risk – people stop using direct navigation
- Total return is benchmarked against alternative investments
- Simple Top Down v Detailed Bottom-Up Models

usRule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	65,690	162,500
4	Total consideration paid or payable for the shares	$26,276.00	$65,000.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.40 lowest price paid: date: $0.40	highest price paid:$0.40 lowest price paid:$0.40 highest price allowed under rule 7.33:$0.42

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,271,810

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz   Date: 26 April, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	228,190	267,800
4	Total consideration paid or payable for the shares	$91,276.00	$107,120.00

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: $0.40 lowest price paid: date: $0.40	highest price paid:$0.40 lowest price paid:$0.40 highest price allowed under rule 7.33:$0.42

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,004,010

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz   Date: 27 April, 2005

Company secretary

== == == == ==

usRule 3.8.4

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	495,990	254,010
4	Total consideration paid or payable for the shares	$198,396.00	$101,604.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.40 lowest price paid: date: $0.40	highest price paid:$0.40 lowest price paid:$0.40 highest price allowed under rule 7.33:$0.42

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,750,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz

Date: 28 April, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

usRule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	750,000	114,096
4	Total consideration paid or payable for the shares	$300,000.00	$39,933.60

+ See chapter 19 for defined terms.

+Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	750,000	114,096
4	Total consideration paid or payable for the shares	$300,000.00	$39,933.60

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: $0.40 lowest price paid: date: $0.40	highest price paid:$0.35 lowest price paid:$0.35 highest price allowed under rule 7.33:$0.41

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,635,904

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz   Date: 3 May, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	82,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 82,500 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 4 April, 2005 and 20 April, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	90,658,129	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	250,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
		854,500	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
		1,000,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Pari passu from the date of allotment of the shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 4 May, 2005

Mr Greg Platz
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 5 May, 2005

New Employment Contract for Chief Executive Officer

Following a recent performance review and appraisal by the Board of the Company's Chief Executive Officer, Mr Richard Moore, the Company's Chairman Mr Vernon Wills today announced that a new employment contract has been concluded with Mr Moore, effective 1st April 2005.

Mr Wills said the terms and conditions of Mr Moore's new contract were in line with industry benchmarks. The remuneration payable to Mr Moore under the new contract shall comprise of:

- A fixed salary of $200,000 per annum ("Base Salary"); and
- The issue of five hundred thousand (500,000) options over ordinary shares exercisable at $0.50 each on or after 4 April, 2007 and expiring on 30 June, 2007 ("the Options").

Mr Wills said the Board was delighted with Richard Moore's performance to date and was pleased to finalise a new contract providing an appropriate balance of fixed and incentive/performance based remuneration.

A summary of Mr Moore's new employment contract is set out below and is in line with the ASX's Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations ("ASX Guidelines").

Mr Moore's new remuneration package has been set by the Board, pursuant to the terms of the Company's Remuneration Policy, a copy of which can be found on the Company's website at http://darkbluesea.com/policies_remuneration.html. The Company's Remuneration Policy (as adopted by Board) takes into account the relevant Principles and Best Practice Recommendations of the ASX Corporate Governance Council.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

Mr Moore's new salary package provides a balance between fixed and incentive/performance based remuneration in accordance with Principle 9 of the ASX Guidelines to remunerate "fairly and responsibly".

Mr Moore's new employment contract has been negotiated in light of the improved financial performance of the Company, much of which has been attributed to the skill and dedication of Mr Moore in performing his duties as the Company's Chief Executive Officer.

Summary of the key terms of Employment Contract

Mr Moore's new employment contract has been structured in accordance with the Company's executive remuneration policy, and has been benchmarked against other companies operating in the global online advertising industry.

Contract Term

Mr Moore's new contract is effective 1 April, 2005 and will end on 30 June, 2007.

Fixed Remuneration

Based on industry benchmarking, Mr Moore's fixed annual remuneration has been set at $200,000 (in addition to compulsory superannuation contributions). Mr Moore's remuneration will be reviewed annually throughout the term of his appointment.

Incentive Arrangements

The Company's remuneration philosophy is based on a pay for performance framework. The incentive component of Mr Moore's remuneration is in the form of options over ordinary shares, issued pursuant to the Company's Employee Share Option Plan (as approved by shareholders at the 2000 Annual General Meeting).

The exercise price of the Options was set above the current market share price. The Options were issued at a premium as an incentive for Mr Moore to improve the financial performance and the share price of the Company, in accordance with Recommendation 9.2 of Principle 9 of the ASX Guidelines.

The exercise of the Options is also subject to satisfying the continuous employment condition. The Options cannot be exercised by Mr Moore until 4 April, 2007, being shortly after the second anniversary of his new term of appointment. Mr Moore must remain employed by the Company at all times prior to exercise of the Options.

DarkBlueSea
NAVIGATING THE INTERNET

Valuation of Options

Valuations of the Options issued to Mr Moore has been done using the Black-Scholes method as prescribed by AASB1046. Using this methodology, the annualised financial value of the Options forming part of the remuneration of Mr Moore is estimated to be approximately $15,000.00 per annum.

Arrangements upon termination

In accordance with Recommendation 9.1 of Principle 9 of the ASX Guidelines, Mr Moore's termination entitlements have been agreed in advance and are disclosed below:

Completion of employment contract

Mr Moore will be not entitled to any additional payout at the end of the term and any unexercised Options will expire at the end of the term.

Resignation by Mr Moore

Given the fixed term nature of the contract, Mr Moore may only resign prior to the end of the term in certain limited circumstances.

If Mr Moore resigns prior to the end of the term, Mr Moore shall not be entitled to any remuneration or compensation (other than any Base Salary accrued to the date of resignation). Any unexercised Options shall be forfeited.

Summary termination by the Company

The Company may summarily terminate Mr Moore's employment contract with immediate effect. In such event, all unexercised Options would be forfeited.

Termination on notice/material change of circumstances

The Company may terminate Mr Moore's employment contract by giving three (3) months' written notice. In such instance, the Company will pay Mr Moore a termination payment equal to the Base Salary payable for the remainder of the term. The Options shall not lapse or be forfeited solely by reason of Mr Moore's employment being terminated on this basis.

Non-solicitation and non-competition covenants

For a period of 12 months from the date of Mr Moore's cessation of employment for any reason, Mr Moore cannot participate or have an interest in a business that is in direct competition with the Company.

usRule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	864,096	135,904
4	Total consideration paid or payable for the shares	$339,933.60	$54,361.60

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.40 lowest price paid: date: $0.35	highest price paid:$0.40 lowest price paid:$0.40 highest price allowed under rule 7.33:$0.41

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,500,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz   Date: 11 May, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	4 April, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,000,000	3,500,000
4	Total consideration paid or payable for the shares	$394,295.20	$1,050,000.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.40 date: 20.4.05 lowest price paid: $0.35 date: 2.5.05	highest price paid:$0.30 lowest price paid:$0.30 highest price allowed under rule 7.33:$0.40

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	None

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz Date: 17 May, 2005

Company secretary

== == == == ==

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	4,500,000
3	Total consideration paid or payable for the shares	$1,444,295.20
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $0.40 date: 20.4.05 lowest price: $0.30 date: 16.5.05

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Gregory Platz

Date: 17 May, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD EDWARD MOORE
Date of last notice	4 April, 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder is Mobius Solutions Pty Ltd ACN 094 232 505 as trustee for the Framleigh Trust. Director is a director and shareholder in Mobius Solutions Pty Ltd ACN 094 232 505. Director is a beneficiary of the Framleigh Trust.
Date of change	16 May, 2005
No. of securities held prior to change	687,486 ordinary fully paid shares
Class	Ordinary Shares
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000

+ See chapter 19 for defined terms.

No. of securities held after change	787,486 ordinary fully paid shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 20 May, 2005

Notification of Cancellation of Shares

Following the recently completed on-market share buy-back of 4,500,000 ordinary shares (see previous announcements for further details), the Company wishes to advise that as a result of the cancellation of these shares, the current issued share capital in the Company and paid up value of these shares is as follows:

Issued Capital: 86,158,129 ordinary fully paid shares;

Paid up value: $3,906,604.80

Mr Greg Platz

Company Secretary

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Form 604

Corporations Act 2001
Section 671B

RECEIVED
2005 OCT 26 P 3:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of change of interests of substantial holder

To Company Name/Scheme Dark Blue Sea Ltd

ACN/ARSN 091 509 796

1. Details of substantial holder(1)

Name Dean Shannon

ACN/ARSN (if applicable) N/A

There was a change in the interests of the substantial holder on 19/5/05

The previous notice was given to the company on 18/10/02

The previous notice was dated 18/10/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	39,183,019	44.18	39,183,019	45.48

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Annexure A	

Signature

print name Joel Shannon capacity N/A

sign here [signature] date 20/5/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DARK BLUE SEA LIMITED ACN 091 509 796

THIS IS ANNEXURE "A" OF 3 PAGES REFERRED TO IN FORM 604

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	32,974,290 ordinary fully paid shares	32,974,290
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	3,211,711 ordinary fully paid shares	3,211,711
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	2,565,940 ordinary fully paid shares	2,565,940
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	431,078 ordinary fully paid shares	431,078
19.05.05	Toast.com Pty Ltd ACN 090 487 237	Increase in holdings due to reduction in issued share capital	N/A	3,211,711 ordinary fully paid shares	3,211,711
19.05.05	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Increase in holdings due to reduction in issued share capital	N/A	2,565,940 ordinary fully paid shares	2,565,940

19.05.05	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	Increase in holdings due to reduction in issued share capital	N/A	431,078 ordinary fully paid shares	431,078

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of Relevant interest (6)	Class and number of securities	Person's votes
Dean Shannon	Dean Shannon	Dean Shannon	Registered Holder	32,974,290 ordinary fully paid shares	32,974,290
Dean Shannon	Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Sole Director and Shareholder of Registered Holder	3,211,711 ordinary fully paid shares	3,211,711
Dean Shannon	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Capacity to practically influence the Registered Holder	2,565,940 ordinary fully paid shares	2,565,940
Dean Shannon	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	Sole Director and Shareholder of Registered Holder	431,078 ordinary fully paid shares	431,078
Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Sole Director and Shareholder of Registered Holder	3,211,711 ordinary fully paid shares	3,211,711
Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Capacity to practically influence the Registered Holder	2,565,940 ordinary fully paid shares	2,565,940
ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	Sole Director and Shareholder of Trustee	431,078 ordinary fully paid shares	431,078

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Dean Shannon	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Toast.com Pty Ltd ACN 090 487 237	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Level 19, 144 Edward Street. Brisbane. QLD. 4000
ACN 089 907 399 as trustee for the Dotcom Superannuation Fund	Level 19, 144 Edward Street. Brisbane. QLD. 4000

Signature

Print name Dean Shannon Capacity N/A

Sign here: .... Date: 20 / 5 / 05

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 20 May, 2005

Founding shareholder increases stake in the Company

Following the recently completed on-market share buy-back of 4,500,000 shares and the corresponding reduction in issued share capital, the Company wishes to advise that the combined shareholding and corresponding voting power of the Company's founder and associated entities has increased to 45.48%.

Please refer to the relevant Form 604 Notices that follow this announcement for further details.

Mr Greg Platz
Company Secretary

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Dark Blue Sea Ltd

ACN/ARSN: ACN 091 509 796

1. Details of substantial holder(1)

Name: Trustee for the Dotcom Superannuation Fund

ACN/ARSN (if applicable): 089 907 339

There was a change in the interests of the substantial holder on: 19/5/05

The previous notice was given to the company on: 18/10/02

The previous notice was dated: 18/10/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	39,183,019	44.18	39,183,019	45.48

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Doon Shannon capacity Director

sign here date 20 / 5 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DARK BLUE SEA LIMITED ACN 091 509 796

THIS IS ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 604

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19.05.05	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	Increase in holdings due to reduction in issued share capital	N/A	431,078 ordinary fully paid shares	431,078
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	32,974,290 ordinary fully paid shares	32,974,290
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	3,211,711 ordinary fully paid shares	3,211,711
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	2,565,940 ordinary fully paid shares	2,565,940

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of Relevant interest (6)	Class and number of securities	Person's votes
ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	Registered Holder	431,078 ordinary fully paid shares	431,078
Dean Shannon	Dean Shannon	Dean Shannon	Registered Holder	32,974,290 ordinary fully paid shares	32,974,290
Dean Shannon	Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Sole Director and Shareholder of Registered Holder	3,211,711 ordinary fully paid shares	3,211,711

Dean Shannon	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Capacity to practically influence the Registered Holder	2,565,940 ordinary fully paid shares	2,565,940

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ACN 089 907 399 as trustee for the Dotcom Superannuation Fund	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Dean Shannon	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Toast.com Pty Ltd ACN 090 487 237	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Level 19, 144 Edward Street. Brisbane. QLD. 4000

Signature

Print name Dean Shannon .... Capacity.... Director ....

Sign here .... Date: ..20../..5......../..05......

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Dark Blue Sea Ltd

ACN/ARSN: 091 509 796

1. Details of substantial holder(1)

Name: Sovep Pty Ltd as trustee for the Voyager Family Trust

ACN/ARSN (if applicable): 081 902 329

There was a change in the interests of the substantial holder on: 19/5/05

The previous notice was given to the company on: 18/10/02

The previous notice was dated: 18/10/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	39,183,019	44.18	39,183,019	45.48

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name PETER JAMES KEARNEY capacity DIRECTOR

sign here [signature] date 20 / 5 / 2001

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DARK BLUE SEA LIMITED ACN 091 509 796

THIS IS ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 604

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19.05.05	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Increase in holdings due to reduction in issued share capital	N/A	2,565,940 ordinary fully paid shares	2,565,940
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	32,974,290 ordinary fully paid shares	32,974,290
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	3,211,711 ordinary fully paid shares	3,211,711
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	431,078 ordinary fully paid shares	431,078
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	2,565,940 ordinary fully paid shares	2,565,940

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of Relevant Interest (6)	Class and number of securities	Person's votes
Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Registered Holder	2,565,940 ordinary fully paid shares	2,565,940
Dean Shannon	Dean Shannon	Dean Shannon	Registered Holder	32,974,290 ordinary fully paid shares	32,974,290

Dean Shannon	Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Sole Director and Shareholder of Registered Holder	3,211,711 ordinary fully paid shares	3,211,711
Dean Shannon	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	Sole Director and Shareholder of Registered Holder	431,078 ordinary fully paid shares	431,078
Dean Shannon	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Capacity to practically influence the Registered Holder	2,565,940 ordinary fully paid shares	2,565,940

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Dean Shannon	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Toast.com Pty Ltd ACN 090 487 237	Level 19, 144 Edward Street. Brisbane. QLD. 4000
ACN 089 907 399 as trustee for the Dotcom Superannuation Fund	Level 19, 144 Edward Street. Brisbane. QLD. 4000

Signature

Print name ... PETER JAMES KENNEDY ... Capacity ... DIRECTOR ...

Sign here: ... [signature] ... Date: ... 20 / 05 / 2005 ...

Form 604

Corporations Act 2001
Section 671B

RECEIVED
2005 OCT 26 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of change of interests of substantial holder

To Company Name/Scheme: Dark Blue Sea Ltd

ACN/ARSN: 091 509 796

1. Details of substantial holder(1)

Name: Toast.com Pty Ltd

ACN/ARSN (if applicable): 090 487 237

There was a change in the interests of the substantial holder on: 19/5/05

The previous notice was given to the company on: 18/10/02

The previous notice was dated: 18/10/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	39,183,019	44.18	39,183,019	45.48

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Dean Shannon capacity Director

sign here [signature] date 20/5/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DARK BLUE SEA LIMITED ACN 091 509 796

THIS IS ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 604

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19.05.05	Toast.com Pty Ltd ACN 090 487 237	Increase in holdings due to reduction in issued share capital	N/A	3,211,711 ordinary fully paid shares	3,211,711
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	32,974,290 ordinary fully paid shares	32,974,290
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	431,078 ordinary fully paid shares	431,078
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	2,565,940 ordinary fully paid shares	2,565,940
19.05.05	Dean Shannon	Increase in holdings due to reduction in issued share capital	N/A	3,211,711 ordinary fully paid shares	3,211,711

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of Relevant interest (6)	Class and number of securities	Person's votes
Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Registered Holder	3,211,711 ordinary fully paid shares	3,211,711
Dean Shannon	Dean Shannon	Dean Shannon	Registered Holder	32,974,290 ordinary fully paid shares	32,974,290
Dean Shannon	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Capacity to practically influence the Registered Holder	2,565,940 ordinary fully paid shares	2,565,940
Dean Shannon	Toast.com Pty Ltd ACN 090 487 237	Toast.com Pty Ltd ACN 090 487 237	Sole Director and Shareholder of Registered Holder	3,211,711 ordinary fully paid shares	3,211,711

Dean Shannon	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	ACN 089 907 399 as trustee for the Dotcom Superannuation Fund.	Sole Director and Shareholder of Registered Holder	431,078 ordinary fully paid shares	431,078

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Toast.com Pty Ltd ACN 090 487 237	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Dean Shannon	Level 19, 144 Edward Street. Brisbane. QLD. 4000
Sovep Pty Ltd ACN 081 902 329 as trustee for the Voyager Family Trust	Level 19, 144 Edward Street. Brisbane. QLD. 4000
ACN 089 907 399 as trustee for the Dotcom Superannuation Fund	Level 19, 144 Edward Street. Brisbane. QLD. 4000

Signature

Print name Dean Shannon Capacity Director

Sign here: [signature] Date: 20 / 5 / 05

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: DARK BLUE SEA LTD	
ABN: 47 091 509 796	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VERNON ALAN WILLS
Date of last notice	16 December, 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder is Steel-loc Pty Ltd ACN 003 981 333 Director is a director and shareholder of Steel-loc Pty Ltd.
Date of change	16 May, 2005
No. of securities held prior to change	7,058,902 ordinary fully paid shares
Class	Ordinary Shares
Number acquired	856,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$256,800.00
No. of securities held after change	7,914,902 ordinary fully paid shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Dark Blue Sea Ltd

ACN/ARSN: 091 509 796

1. Details of substantial holder(1)

Name: Steel-loc Pty Ltd

ACN/ARSN (if applicable): 003 981 333

There was a change in the interests of the substantial holder on: 19/5/05

The previous notice was given to the company on: 18/10/02

The previous notice was dated: 18/10/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	8,783,214	9.90	9,744,047	11.30

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name VERNON WILLS capacity DIRECTOR

sign here [signature] date 20/5/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DARK BLUE SEA LIMITED ACN 091 509 796

THIS IS ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 604

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16.5.05	Steel-loc Pty Ltd ACN 003 981 333	On-market purchase	$256,800	856,000 ordinary fully paid shares	856,000
19.05.05	Steel-loc Pty Ltd ACN 003 981 333	Increase in holdings due to reduction in issued share capital	N/A	7,914,902 ordinary fully paid shares	7,914,902

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of Relevant interest (6)	Class and number of securities	Person's votes
Steel-loc Pty Ltd ACN 003 981 333	Steel-loc Pty Ltd ACN 003 981 333	Steel-loc Pty Ltd ACN 003 981 333	Registered Holder	7,914,902 ordinary fully paid shares	7,914,902
Vernon Alan Wills	Steel-loc Pty Ltd ACN 003 981 333	Steel-loc Pty Ltd ACN 003 981 333	Director and Shareholder of Registered Holder	7,914,902 ordinary fully paid shares	7,914,902
Vernon Alan Wills	Wayburn Holdings Pty Ltd ACN 009 320 852	Wayburn Holdings Pty Ltd ACN 009 320 852	Director and Shareholder of Registered Holder	966,989 ordinary fully paid shares	966,989
Trevor Rowe	Steel-loc Pty Ltd ACN 003 981 333	Steel-loc Pty Ltd ACN 003 981 333	Director and Shareholder of Registered Holder	7,914,902 ordinary fully paid shares	7,914,902
Trevor Rowe	Quote Holdings Pty Ltd ACN 091 802 765 as trustee for the Salrowe Superannuation Fund	Quote Holdings Pty Ltd ACN 091 802 765 as trustee for the Salrowe Superannuation Fund	Director and Shareholder of Registered Holder	862,156 ordinary fully paid shares	862,156

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Steel-loc Pty Ltd ACN 003 981 333	71 Laidlaw Parade, East Brisbane. Queensland. 4169
Vernon Alan Wills	71 Laidlaw Parade, East Brisbane. Queensland. 4169
Trevor Rowe	11A Parriwi Road. Mosman. NSW. 2088

Signature

Print name VERNON WILLS Capacity DIRECTOR

Sign here: [signature] Date: 20 / 5 / 05

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Dark Blue Sea Ltd

ACN/ARSN: 091 509 796

1. Details of substantial holder(1)

Name: Wayburn Holdings Pty Ltd

ACN/ARSN (if applicable): 009 320 852

There was a change in the interests of the substantial holder on: 19/5/05

The previous notice was given to the company on: 18/10/02

The previous notice was dated: 18/10/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	7,921,058	8.93	8,881,891	10.31

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Vernon Wills capacity DIRECTOR

sign here [signature] date 20 / 5 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom'e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DARK BLUE SEA LIMITED ACN 091 509 796

THIS IS ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 604

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30.3.04	Wayburn Holdings Pty Ltd ACN 009 320 852	On-market purchase	$4,000.00	20,000 ordinary fully paid shares	20,000
15.12.04	Wayburn Holdings Pty Ltd ACN 009 320 852	On-market purchase	$19,958.25	79,833 ordinary fully paid shares	79,833
17.12.04	Wayburn Holdings Pty Ltd ACN 009 320 852	On-market purchase	$1,250.00	5,000 ordinary fully paid shares	5,000
16.5.05	Vernon Alan Wills	On-market purchase	$256,800	856,000 ordinary fully paid shares	856,000
19.05.05	Vernon Alan Wills	Increase in holdings due to reduction in issued share capital	N/A	7,914,902 ordinary fully paid shares	7,914,902
19.05.05	Wayburn Holdings Pty Ltd ACN 009 320 852	Increase in holdings due to reduction in issued share capital	N/A	966,989 ordinary fully paid shares	966,989

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of Relevant interest (6)	Class and number of securities	Person's votes
Wayburn Holdings Pty Ltd ACN 009 320 852	Wayburn Holdings Pty Ltd ACN 009 320 852	Wayburn Holdings Pty Ltd ACN 009 320 852	Registered Holder	966,989 ordinary fully paid shares	966,989
Vernon Alan Wills	Wayburn Holdings Pty Ltd ACN 009 320 852	Wayburn Holdings Pty Ltd ACN 009 320 852	Director and Shareholder of Registered Holder	966,989 ordinary fully paid shares	966,989
Vernon Alan Wills	Steel-loc Pty Ltd ACN 003 981 333	Steel-loc Pty Ltd ACN 003 981 333	Director and Shareholder of Registered Holder	7,914,902 ordinary fully paid shares	7,914,902

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Wayburn Holdings Pty Ltd ACN 009 320 852	71 Laidlaw Parade, East Brisbane. Queensland. 4169
Vernon Alan Wills	71 Laidlaw Parade, East Brisbane. Queensland. 4169

Signature

Print name VERNON WILLS Capacity DIRECTOR

Sign here: [signature] Date: 20 / 5 / 05

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Dark Blue Sea Ltd

ACN/ARSN: 091 509 796

1. Details of substantial holder(1)

Name: Quote Holdings Pty Ltd as trustee for the Salrowe Superannuation Fund

ACN/ARSN (if applicable): 091 502 765

There was a change in the interests of the substantial holder on: 19/5/05

The previous notice was given to the company on: 18/10/02

The previous notice was dated: 18/10/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	7,921,058	9.93	8,777,058	10.19

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A.	

Signature

print name Trevor Rowe capacity Director

sign here [signature] date 20/5/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DARK BLUE SEA LIMITED ACN 091 509 796

THIS IS ANNEXURE "A" OF 2 PAGES REFERRED TO IN FORM 604

3. hanges in relevant interests

P icuiars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting se urities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the co pany or scheme are as follows:

D e of C nge	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
1 .5.05	Trevor Rowe	On-market purchase	$256,800	856,000 ordinary fully paid shares	856,000
1 .05.05	Quote Holdings Pty Ltd ACN 091 802 765 as trustee for the Salrowe Superannuation Fund	Increase in holdings due to reduction in issued share capital	N/A	862,156 ordinary fully paid shares	862,156
.05.05	Trevor Rowe	Increase in holdings due to reduction in issued share capital	N/A	7,914,902 ordinary fully paid shares	7,914,902

. Present relevant interests

rticulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

older of relevant terest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of Relevant interest (6)	Class and number of securities	Person's votes
uote Holdings ty Ltd ACN 091 02 765 as ustee for the alrowe uperannuation und	Quote Holdings Pty Ltd ACN 091 802 765 as trustee for the Salrowe Superannuation Fund	Quote Holdings Pty Ltd ACN 091 802 765 as trustee for the Salrowe Superannuation Fund	Registered Holder	862,156 ordinary fully paid shares	862,156
revor Rowe	Quote Holdings Pty Ltd ACN 091 802 765 as trustee for the Salrowe Superannuation Fund	Quote Holdings Pty Ltd ACN 091 802 765 as trustee for the Salrowe Superannuation Fund	Director and Shareholder of Registered Holder	862,156 ordinary fully paid shares	862,156
revor Rowe	Steel-loc Pty Ltd ACN 003 981 333	Steel-loc Pty Ltd ACN 003 981 333	Director and Shareholder of Registered Holder	7,914,902 ordinary fully paid shares	7,914,902

5. hanges in association

Tl persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9 with, the substantial holder in relation to voting interests in the company or scheme are as follows:

N ne and ACN/ARSN (if a licable)	Nature of association
N A	

6 ddresses

T addresses of persons named in this form are as follows:

N ne	Address
S eel-loc Pty Ltd ACN 003 981 333	71 Laidlaw Parade, East Brisbane, Queensland, 4169
T evor Rowe	11A Parriwi Road. Mosman. NSW. 2088

20/5/05

ignature

int name Trevor Rowe Capacity Director.

ign here: .... Date: ..../............../..............

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOSEPH MICHAEL GANIM
Date of last notice	4 April, 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder is GANBROS PTY LTD ACN 010 001 117 as trustee for the Ganim Family Trust. The Director is a director and shareholder of GANBROS PTY LTD. Registered Holder is GANBOYS PTY LTD ACN 010 001 108 as trustee for the Peter Ganim Family Trust. The Director is a director and shareholder of GANBOYS PTY LTD. Registered Holder is GANSONS PTY LTD ACN 010 001 126 as trustee for the Paul Ganim Family Trust. The Director is a director and shareholder of GANSONS PTY LTD.
Date of change	16 May, 2005
No. of securities held prior to change	GANSONS PTY LTD ACN 010 001 126 as trustee for the Paul Ganim Family Trust held 33,333.
Class	Ordinary Shares

+ See chapter 19 for defined terms.

Number acquired	GANBROS PTY LTD ACN 010 001 117 as trustee for the Ganim Family Trust acquired 330,000. GANBOYS PTY LTD ACN 010 001 108 as trustee for the Peter Ganim Family Trust acquired 330,000. GANSONS PTY LTD ACN 010 001 126 as trustee for the Paul Ganim Family Trust acquired 330,000.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$297,000
No. of securities held after change	GANBROS PTY LTD ACN 010 001 117 as trustee for the Ganim Family Trust holds 330,000. GANBOYS PTY LTD ACN 010 001 108 as trustee for the Peter Ganim Family Trust holds 330,000. GANSONS PTY LTD ACN 010 001 126 as trustee for the Paul Ganim Family Trust holds 363,333.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 25 May, 2005

ATTENDANCE AT DOMAIN NAME INDUSTRY CONFERENCE

Several executive of the company are currently in the United States attending a domain name conference which commences today 25 May, 2005.

Many of the world's major domain name owners as well as a number of other industry participants will be attending.

The following paper entitled "Dark Blue Sea – Company Overview" will be presented to selected attendees at the conference.

Mr Greg Platz

Company Secretary

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea

NAVIGATING THE INTERNET

Company Overview

May 2005

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

Executive Summary

- Dark Blue Sea is an Internet Company specializing in Direct Navigation
- Domain Name Portfolio with 400,000 domain names
  - Mainly dot com domains
  - Second largest in the world
- Main Business Units are
  - Fabulous – ICANN accredited domain name registrar and domain name management system
  - Roar / PageSeeker – Pay per click contextual advertising / search engine
  - Dark Blue – CPA affiliate network
- Australian company listed on the Australian Stock Exchange (code DBS)
- Annualized revenue of US$17 million (Q1 2005)
- 50 staff all based in Brisbane, Australia

Company Timeline

- Founded in late 1999 by Dean Shannon – PageSeeker is the main business unit
- Private equity raised in early 2001
- Richard Moore becomes CEO in mid 2001
- Dark Blue business model developed during 2001
- Non-operational ICANN accredit domain name registrar acquired in early 2002 – renamed Fabulous.com
- Dan Warner joins Dark Blue Sea as COO in early 2002
- Fabulous.com become operational in mid 2002
- Dark Blue Sea starts building domain name portfolio in mid 2002
- Dark Blue Sea reverses into an ASX listed public company in late 2002
- Since 2003, progressive development on all aspects on the direct navigation industry as well as improving the domain name portfolio asset

Main Business Units

- Fabulous – ICANN accredited domain name registrar and domain name management system
- Roar / PageSeeker – Pay per click contextual advertising / search engine
- Dark Blue – CPA affiliate network
- All products developed in house using an open source platform
- Relationships with all other major PPC providers administered through a meta-engine
- Fabulous is fully integrated with the Roar and Dark Blue advertising portals
- Fabulous was initially built to manage Dark Blue Sea's portfolio and then opened up to third parties
  - "Built by a domainer for domainers"
  - fully scalable

Operations Overview

- 50 staff – all based in Brisbane Australia
  - 40 full time including 15 development staff and 15 sales / marketing
  - 10 part time staff in 24/7 customer care
- Main production hosting facility in Santa Clara, California with approximately 80 servers
- Executive group consists of Founder, CEO, COO, 3 accounting, 2 legal

Strategy Overview

- Domain names are the real estate of the internet and are a source of very high quality primary traffic
- Domain names values, like offline real estate, should grow broadly in line with overall ecommerce activity
- Domain name represent the most effective and simplest ways of getting exposure to the expected strong long term growth in ecommece
- Strategy is to reinvest all free cash flow into new domain names by way of
  - New domain name registrations
  - Secondary market purchases
  - Share buy back

Domain Name Accounting

- Registration of new domains costs $6 per annum payable in advance
- New domain registration costs are treated as a traffic acquisition cost (TAC)
- Recorded as an operating expense of 50 cents per month over the subsequent 12 months
- New domain name registrations are not recorded as an asset on the balance sheet
- Sales of new domains are treated as operating income, and the difference is recorded as profit
- Secondary market purchases of domain names are treated as an asset
- Secondary market purchases of domain names are amortised over 5 years
- Domain name sales of domains acquired in the secondary market are treated as capital gains

Financial Performance - Profit and Loss

A$'000	6 mths Dec-03	6 mths Jun-04	6 mths Dec-04
Revenue	4,509	6,629	8,438
Internal Domain TAC	377	447	810
Other Cost of Revenue	2,012	3,144	4,689
Gross Profit	2,120	3,038	2,939
Overheads	1,794	1,720*	2,217
Exchange Rate Gain	-108	162	-331
EBITDA	218	1,480	391
Depreciation & Amortisation	454	433	322
EBIT	-236	1,047	69
NPAT	-231	1,065	89

*includes one off $234,000 of rental reduction

Financial Performance - Balance Sheet

(A$'000)	Dec '04
Cash	3,062
Receivables	505
Other *	1,867
PPE	216
Intangibles	721
Total Assets	**372**
Payables	2,630
Provisions	207
Total Liabilities	**2,838**
Net Assets	**3,533**

*mainly Domain registration TAC

Key Performance Indicators - Internal v External Traffic

- All revenues and payments to traffic sources are in $US
- Overheads (mainly staff) are primarily in $A
- Internal traffic (includes domain name portfolio) is high margin annuity style
- External traffic is low margin and subject to competition

	Qtr end 31.3.04	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Revenue (US$'000)					
Internal Traffic	719	614	578	630	1,114
External Traffic	1,369	1,479	1,870	2,296	2,960
Margin (%)					
Internal	77	74	61	39	53
External	24	30	29	28	32
Overheads (AU$'000)	979	930	1,076	1,141	1,080

Key Performance Indicators - Breakdown of Domain Name Portfolio

(US$,000)	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Revenue from Profitable Domains	584	543	584	1,045
Number of Profitable Domains	31,000	35,000	38,000	60,000
Margin on Profitable Domains	89%	89%	89%	90%
Revenue from Unprofitable Domains	30	35	46	69

Valuation Considerations - Overview

- Two components to the Company
  - Business
    - "External" Revenue
    - Existing Operational businesses including trained staff and business procedures
    - Intellectual Property / Code Base
    - Comprehensive Databases
  - Domain Name Portfolio
    - "Internal" Revenue
    - Revenue / Profitable Domains
    - Domains for Sale Domains
- Full service / Fully integrated domain name company

Valuation Considerations - Business Component

- Intermediary business – current customer base and deals
- Intellectual property plus databases
- Comparable companies are
    - FindWhat, Looksmart, Interchange, Marchex, ValueClick, Infospace
- Recent M&A transactions
    - Search123, Enhance, Marchex IPO, Commission Junction, Performics, Applied Semantics, GoClick, Interchange IPO

Valuation Considerations - Domain Name Portfolio – Revenue Component

- Marchex Acquisition of Name Developments (8.6x Revenue)
- Highland Capital / Summit acquisition of BuyDomains
- Current market is approximately 10x to 12x annual revenue

Valuation Considerations - Domain Name Portfolio – Domains for Sale Component

- Dark Blue Sea's non-revenue generating domains – approximately 350,000
- Available for sale via Fabulous domains for sale
- Developing business – value depends on stock turn and average sale price
- Using DCF can be translated into a value per domain

Directors

- Vern Wills – Non-executive Chairman
- Richard Moore – Managing Director and Chief Executive Officer
- Joe Ganim – Non-executive Director

Share Capital Structure

- 87 million shares on issue
- 2 million options exercisable at 20 cents expiring June 2005
- 2.5 million employee options (exercisable at 50c in 2007)
- Dean Shannon is the major shareholder with approximately 45% of the equity
- Other directors interests own approximately 15% of the equity

RECEIVED

2005 OCT 26 P 3:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 44,500 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 4 May, 2005 and 24 May, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	86,202,629	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
250,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
810,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA)
1,000,000	Options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAU)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Pari passu from the date of allotment of the shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 8 June, 2005

Mr Greg Platz
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD EDWARD MOORE
Date of last notice	17 May, 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder is Mobius Solutions Pty Ltd ACN 094 232 505 as trustee for the Framleigh Trust. Director is a director and shareholder in Mobius Solutions Pty Ltd ACN 094 232 505. Director is a beneficiary of the Framleigh Trust.
Date of change	21 June, 2005
No. of securities held prior to change	787,486 ordinary fully paid shares
Class	Ordinary Shares
Number acquired	250,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,000

+ See chapter 19 for defined terms.

No. of securities held after change	1,037,486 ordinary fully paid shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

23 June, 2005

Update on Recent Activities

This release outlines:

- Dark Blue Sea's recent trading performance
- An update on the domain name portfolio
- The launch of Dark Blue Sea's "Domains for Sale" web site
- Some feedback from the recent US marketing trips
- A further share buy back

Recent Trading Performance

Dark Blue Sea's business continues to grow strongly. With the June quarter nearly complete, the Company is currently in position to provide some guidance on the Key Performance Indicators for the current quarter.

The Key Performance Indicators as reported with the March 2005 Cash flow summary in April are as follows.

	Qtr end 31.3.04	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Internal Traffic **(US$'000)**	719	614	578	630	1,114
External Traffic **(US$'000)**	1,369	1,479	1,870	2,296	2,960
Margin (%)					
Internal	77	74	61	39	53
External	24	30	29	28	32
Overheads (AU$'000)	979	930	1,076	1,141	1,080

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Internal Traffic revenue for the June quarter is expected to be approximately US$1.25 million – an annualised run rate of approximately US$5 million.

External Traffic revenue for the quarter is expected to be approximately 30% higher than the March quarter.

The margins on both Internal and External Traffic are expected to be similar to the March quarter.

The Key Performance Indicators for the break down of the company's domain portfolio as reported in April is as follows:

	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Revenue from Profitable Domains (US$'000)	584	543	584	1,045
Number of Profitable Domains	31,000	35,000	38,000	60,000
Margin on Profitable Domains	89%	89%	89%	90%
Revenue from Unprofitable Domains (US$'000)	30	35	46	69

For the June quarter, the number of profitable domains is expected to be approximately 75,000 generating approximately 94% of the total $1.25 million revenue. The margin on the profitable domains is expected to approximately 89%.

A more detailed explanation on the Key Performance Indicators is discussed in the "Background on Key Performance Indicators Section".

Update on the Domain Name Portfolio

Dark Blue Sea currently owns a portfolio of 425,000 internet domain names. This makes it the second largest domain name portfolio holder and the largest dot com portfolio owner in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Internet users find Dark Blue Sea's domain names by simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet. Like offline real estate, domain name values should broadly increase in line with growth in overall e-commerce activity. Domain names also have the added advantage of being a targeted primary traffic source for online advertisers. Using the expertise and infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring assets having long term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the Company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Within the scope of potential domain names that can be acquired, the Company believes that newly registered names represent the best return on investment. The Company is typically registering generic domain names (at a cost of US$6 each) that should on average, deliver a 3 to 4 year payback. To achieve this payback, the Company makes full use of its expertise and infrastructure which it has developed to administer large scale domain name portfolios as well as some associated proprietary tools. The combination of the infrastructure and these tools provides a significant competitive advantage over most other participants in the industry using similar strategies.

These 3 to 4 year rates of return for new domain registrations compare more favourably than the secondary market for generic domain names, which are now typically priced in the range of 8 to 12 year rates of return. Actual returns from new domain name registrations have typically exceeded expectations with some significant groups of newly registered domains already breaking even.

The Company intends to continue registering new domain names and has recently deployed more resources into the domain name registration process.

"Domains For Sale" Website

It is clear from the Key Performance Indicators that the company owns a very large number of unprofitable domains. There are three main reasons why the company intends to continue to hold most of these domains.

Firstly, it is expected that some of these unprofitable domains will soon become profitable due to growth in the online advertising industry over the next few years. Many industry commentators now expect the industry to grow at 20% to 30% per

annum for the next few years. The company has targeted domain names in sectors (e.g. location domains such as DetroitBikes.com) that are likely to benefit from increased focus from the advertising industry.

Secondly, the US$6 registration cost is a major determinant of the profitability of many domain names in the portfolio. In 2007, the contract between ICANN (the domain name industry regulatory body) and Verisign, the current dot com registry is scheduled for review. The current registration price of US$6, which was determined in 1999, is extremely profitable for Verisign. There is the possibility for that price to be substantially reduced when Verisign's contract is renegotiated. A recent new contract with the dot net registry resulted in reduced wholesale registration fees for dot net domains, which may be indicative of similar dot com price reductions in 2007.

Finally, domain names, like offline real estate, are tradeable assets. Many buyers of domain names use completely different metrics for valuing domain names to buyers such as Dark Blue Sea. In many cases, domains with little or no revenue can be sold to end user buyers wishing to brand their websites for very high prices.

The company has been progressively rolling out a new website at www.fabulousdomains.com. The site is an online domain sales business, where end user buyers can search for and buy domain names to host their website. The business has been modelled on some other well established secondary market domain sales businesses.

Like a retail store, the key financial driver for the success of the business will be average sales price and stock turnover. Businesses such as these typically sell domain names for a few hundred dollars and expect to sell one or two percent of their inventory per annum. At these levels, the revenue derived is more than sufficient to cover the registration costs for the entire portfolio.

There are still a number of features that need to be added to the site. It is anticipated that these will be progressively released over the next six months. To date, there has not been any significant marketing of the site and optimal selling price points are still to be determined.

Early results have been encouraging. The site is currently selling a few domains per day. It is anticipated that a combination of additional features and some marketing initiatives will considerably increase the level of sales.

US Marketing Trips

Senior executives from the company have recently completed two marketing trips to the United States.

The first trip in April was to exhibit at the Ad Tech trade show, the leading online advertising industry event. The primary purpose was to increase the awareness of domain name traffic, ie. "direct navigation" to the major advertising industry

participants and to highlight Dark Blue Sea's significant presence in the industry. The trade show generated a significant number of business development opportunities and corporate leads.

During the trip, a domain name valuation "white paper" was presented to a large number of industry participants and to some large domain name portfolio owners. This has helped provide a framework for all industry participants to understand the valuation of domain name portfolios.

The second trip in May was to attend a domain name convention. All the major participants in the domain name industry participants (domain name portfolio owners, industry sponsors such as Google and Yahoo, intermediaries and financial groups) attended the convention.

Over the last couple of years, the company has been progressively developing the market awareness of Fabulous, the main product interface to the direct navigation market. Fabulous now enjoys widespread recognition as the leading full service domain name registration and management company in this space. The convention helped to reinforce that message and has lead to additional business development opportunities.

Nearly three times as many delegates attending this convention as did the one in Florida last October. The increased interest was a direct flow on from the two major M&A transactions that have occurred in the industry over the last few months.

In November 2004, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced the acquisition of a portfolio of approximately 100,000 domain names from Name Development Ltd for US$164 million (US$155 million in cash and US$9 million in stock).

Marchex provided some details on the acquisition in their registration statement. The transaction was priced at approximately 8.6 times 2004 revenue or $10 per unique visitor per month.

Buy Domains is the owner of the largest portfolio of domain names in the world. It runs a very successful domain name resale business (ie. the secondary market) selling its own domain names. The portfolio also generates significant traffic revenue.

In March, Highland Capital and Summit, two venture capital firms, acquired a majority interest in Buy Domains. Details of the transaction have not been formally disclosed, but industry sources suggest that the performance metrics and pricing mechanism used for the transaction valued domain names in Buy Domain's portfolio are similar to the value attributed by Marchex to domains in Name Developments Ltd's portfolio.

It is expected that there will be continued industry consolidation over the next year. There is only a handful of very large domain name portfolios (including Dark Blue

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Sea's portfolio) and perhaps a further ten of significant commercial interest in the world.

Further Share Buy-Back

The company recently completed a buy back of 4.5 million shares, which represents approximately 5% of the issued capital. The cost of the buy back was $1.45 million or approximately 32 cents per share.

At current market prices, Dark Blue Sea is capitalized at approximately US$23 million. Apart from the domain name portfolio which is currently earning an annualized US$5 million, Dark Blue Sea also has a profitable online advertising intermediary business and some world class technology.

At current price levels, Dark Blue Sea shares represent more favourable exposure to domain names than most domain name acquisition opportunities in the secondary market.

Accordingly, the Company is announcing a further on-market buy back of up to 4 million shares (or 4.5% of the issued capital) over the next six months. The buy back period will commence on 11 July, 2005.

During the buy back period, the decision to buy back shares will be made in consideration of actual cash flow from operations, the Dark Blue Sea share price at the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

Key Performance Indicators Background Information

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

In relation to the revenue, the Company prefers to distinguish between revenue generated from internal or Company owned traffic sources (including the Company's domain name portfolio) and external or customer traffic sources. As internal traffic sources are controlled by the Company they form a reliable annuity style revenue stream. External traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements in the market can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

The bulk of the company's external traffic sources are other domain name portfolio owners. The Company uses its unique platform, good relationships with traffic sources and competitive pricing as the primary methods of acquiring and maintaining external traffic sources.

The Company earns different margins on internal and external traffic sources. For internal traffic sources, the main expense is domain name registration fees and so the margins can be very high. For external traffic sources, the margins are typically much lower as traffic sources continue to have better bargaining power.

It should be noted that the Company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

The Company also releases some Key Performance Indicators on the domain name portfolio.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 425,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 18th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are

broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$10 billion per annum online advertising market.

Richard Moore
Chief Executive Office
Dark Blue Sea Ltd

Telephone: (07) 3007 0000
Email: r.moore@au.darkbluesea.com

ENDS

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LIMITED	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	86,572,629
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	The company has decided that its shares are better priced than other investment opportunities in its particular area of interest.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to Company Announcement dated 23 June, 2005.

On-market buy-back

9	Name of broker who will act on the company's behalf	TBA
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	4,000,000
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	6 months, commencing 11 July, 2005
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Date: 23 June, 2005

Mr Greg Platz

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

DarkBlueSea
DIRECT NAVIGATION EXPERTS

Investor Presentation

June 2005

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

Executive Summary

- Direct leverage to the online advertising Industry which is growing strongly
- Domain Name Portfolio is a strategic asset
- Unique Product Mix provides significant growth opportunities
- Low, fixed cost structure so incremental net revenue growth translates into Profit
- US Stock Market conditions are currently favourable
  - Comparable companies are trading on large revenue multiples
  - Significant M&A and fund raising activity in the sector
  - Marchex acquisition of a large domain name portfolio provides a domain name portfolio valuation benchmark

Company Overview

- Dark Blue Sea is an Internet Company specializing in Direct Navigation
- Domain Name Portfolio with 425,000 domain names
  - Mainly dot com domains
  - Second largest in the world
- Advertising intermediary (traffic broker) between traffic sources and advertisers
- Main Business Units are
  - Fabulous – ICANN accredited domain name registrar and domain name management system
  - Roar / PageSeeker – Pay per click contextual advertising / search engine
  - Dark Blue – CPA affiliate network
- Revenue of US$17 million (Annualised Q1 2005)
- Cash flow positive with approximately A$3 million cash

Domain Names are the Real Estate of the Internet

- To have a commercial presence in the offline world, you need
  - Some land; and
  - A building to accommodate customers, staff and stock, etc
- To have a commercial presence in the online world, you need
  - a domain name; and
  - a web site that is hosted on the domain
- Domain Names are the vacant land of the Internet
- Web sites are the improvements on the vacant land
- Like offline real estate, domains can be bought, sold, leased, etc
- Like offline real estate, trades can occur at a wide range of prices due to different perceptions of value
- Domain Names currently cost US$6 / US$7 per annum to maintain the registration

Domain Names are also a source of High Quality Traffic

- Traffic is created as surfers "directly navigate" by typing in domain names to the address bar
- An example is typing in bedroomfurniture.com into the address bar. The surfer is looking for "bedroom furniture"
- Traffic is sold to online advertisers seeking visitors to their website
- Revenue from domain name traffic is broadly leveraged to the online advertising industry which is growing strongly
- The "Direct Navigation" traffic quality is very high and there is a limited supply of high quality traffic on the Internet
- The advertising revenue from the domain name industry is estimated to be US$400 million per annum - Marchex

Online Advertising Industry

- US$9.6 billion per annum industry in 2004 – Interactive Advertising Bureau



Online Advertising Industry
$US million
3000
2500
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Quarter

- Some industry forecasts
  - US $12.3b in 2005 – Goldman Sachs
  - US $17.6b in 2008 - eMarketer
  - US $26b in 2010 – Forrester Research
- Keyword search and rich media are to be the main drivers

Overall e-Commerce is Growing Strongly

- Forrester Research expects e-Commerce revenue to double by 2010 to 12% of US retail sales
- Broadband penetration in the US (and elsewhere) is the key driver
  - Penetration of Connected US households: 56% (Feb 2005), 30% (Dec 2002)
  - Significantly better user experience than 56k modem
  - Byproduct of WorldCom collapse – much lower prices as no cost of capital!
- More and better e-commerce websites - more places to spend money
- Better Online payment systems / user confidence in e-commerce
- Widening of the number of industries with a commercial online presence
- Consumer Technographics Survey (Forrester) highlights that people are spending more time online than watching television

Keyword Search Market

- Keyword search market is 40% of the overall online advertising market
- Main driver of overall growth in the advertising industry



Online Advertising Industry
Keyword and Non-Keyword Component
Keyword
Non-Keyword
$US million
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Quarter

- Driven by Google and Yahoo/Overture (95% of the market)
- The internet is not a broadcast media, it is ideally suited to narrowcasting
- Keywords (typing phrases into search engines) is the path to the narrowcast channels
- Google, Yahoo, MSN & AOL have ~90% market share
- EMarketer projects the keyword market to be US$5.4 billion in 2005
- Forrester projects the keyword market to be US$11.6 billion in 2010 (33% p.a.)

Internet Traffic

- Internet traffic is the flow of internet surfers navigating the world wide web
- Internet traffic can be controlled and directed to a particular website
- Traffic economics are moving towards two performance based models
    - Cost per Click (CPC) – lead based – traffic to the front door of the site
    - Cost per Acquisition (CPA) – commission based on actual sales made
- Traffic Quality is not all the same
    - Potential is based on how much money is in the pocket
    - Influenced by the traffic source and advertiser's conversion ability
- Offline Equivalents are Shopping Centre floor traffic and Tourist Buses

Duty Free Stores v Discount Shops, Rich Tourists v Backpackers

Primary v Secondary Internet Traffic

- The simplest and best indicator of traffic quality
- Primary traffic – proactive action based on a new thought
  - Easier to convert to sales as it is the "first look" at the traffic.
  - The keyboard test – did the surfer type something?
- Secondary traffic – reactive
  - The surfer is clicking on links
  - Surfer is typically responding to an ad while browsing
- Yellow Pages is the best offline example of proactive "primary" traffic
- Roar / PageSeeker: Online version of the Yellow Pages plus
  - Highest bidding advertiser gets the first listing v "AAA Flowers";
  - Charged on a lead / referral basis v annual listing fee
- Primary traffic ⇔ Keyboard Test ⇔ Keyword Search

Main Sources of Primary Traffic

- Search Engine is the bulk of the market (80% +)
  - Surfers searching for "flowers" etc on a search engine
  - Google, Yahoo, MSN (Yahoo) and AOL (Google) are main players
- Domain Name Type in Traffic (estimated 10% to 15%)
  - People typing in "flowers.com" into the address bar of their browser
- Hybrid Primary Traffic includes downloaded applications, toolbars, adware
  - Relies on capturing user keyboard actions and serving ads
  - Subject to increasing scrutiny by industry heavyweights and regulatory authorities

Key Performance Indicators - Internal v External Traffic

- All revenues and payments to traffic sources are in $US
- Overheads (mainly staff) are primarily in $A
- Internal traffic (includes domain name portfolio) is high margin annuity style
- External traffic is low margin and subject to competition

	Qtr end 31.3.04	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Revenue (US$'000)					
Internal Traffic	719	614	578	630	1,114
External Traffic	1,369	1,479	1,870	2,296	2,960
Margin (%)					
Internal	77	74	61	39	53
External	24	30	29	28	32
Overheads (AU$'000)	**979**	**930**	**1,076**	**1,141**	**1,080**

Key Performance Indicators - Breakdown of Domain Name Portfolio

(US$,000)	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05
Revenue from Profitable Domains	584	543	584	1,045
Number of Profitable Domains	31,000	35,000	38,000	60,000
Margin on Profitable Domains	89%	89%	89%	90%

Revenue from Unprofitable Domains	30	35	46	69

Unprofitable Domains / Domains for Sale Business

- Unprofitable domains (domains earning < $6 per annum) can become profitable
  - As the advertising industry grows (e.g. local domains)
  - If the cost per domain decreases in 2007 (Verisign / ICANN .com contract renewal)
- All unprofitable domains are available for sale (minimum $400) – FabulousDomains.com
- Domains for sale business
  - Like a retail business but with a 1% to 3% stock turn to become profitable
  - E.g. sell 2% of the portfolio p.a. @ $500 average = $10 per domain per annum – registration expenses of $6 = profit
- Dark Blue Sea's domain for sale business is in beta
  - New functionality and marketing rollout planned over the balance of 2005
  - Based on proven domains for sale business models (e.g. BuyDomains.com)

Domain Name Accounting

- Registration of new domains costs $6 per annum payable in advance
- New domain registration costs are treated as a traffic acquisition cost (TAC)
- Recorded as an operating expense of 50 cents per month over the subsequent 12 months
- New domain name registrations are not recorded as an asset on the balance sheet
- Sales of new domains are treated as operating income, and the difference is recorded as profit
- Secondary market purchases of domain names are treated as an asset
- Secondary market purchases of domain names are amortised over 5 years
- Domain name sales of domains acquired in the secondary market are treated as capital gains

Financial Performance - Profit and Loss

A$'000	6 mths Dec-03	6 mths Jun-04	6 mths Dec-04
Revenue	4,509	6,629	8,438
Internal Domain TAC	377	447	810
Other Cost of Revenue	2,012	3,144	4,689
Gross Profit	2,120	3,038	2,939
Overheads	1,794	1,720*	2,217
Exchange Rate Gain	-108	162	-331
EBITDA	218	1,480	391
Depreciation & Amortization	454	433	322
EBIT	-236	1,047	69
NPAT	-231	1,065	89

*includes one off $234,000 of rental reduction

Financial Performance - Balance Sheet

(A$'000)	Dec '04
Cash	3,062
Receivables	505
Other *	1,867
PPE	216
Intangibles	721
Total Assets	**372**
Payables	2,630
Provisions	207
Total Liabilities	**2,838**
Net Assets	**3,533**

*mainly domain name traffic acquisition cost (TAC)

Valuation Considerations - Overview

- Two components to the Company
  - Domain Name Portfolio
    - "Internal" Revenue
    - Revenue / Profitable Domains
    - Domains for Sale Domains
  - Business
    - "External" Revenue
    - Existing Operational businesses including trained staff and business procedures
    - Intellectual Property / Code Base
    - Comprehensive Databases
- Full service / Fully integrated domain name company

Valuation Considerations - Domain Name Portfolio

- Revenue Component
  - Marchex acquisition of Name Developments (8.6x Revenue)
  - Highland Capital / Summit acquisition of BuyDomains
  - Current market is approximately 10x to 12x annual revenue
- Domains for sale component
  - Dark Blue Sea's non-profitable domains – approximately 350,000
  - Available for sale via FabulousDomains.com
  - Developing business – value depends on stock turn and average sale price
  - Using DCF can be translated into a value per domain

Valuation Considerations - Business Component

- Intermediary business – current customer base and deals
- Intellectual property plus databases
- Comparable companies are
  - FindWhat, Looksmart, Interchange, Marchex, ValueClick, Infospace
- Recent M&A transactions
  - Search123, Enhance, Marchex IPO, Commission Junction, Performics, Applied Semantics, GoClick, Interchange IPO

Strategy Overview

- Domain names are the real estate of the internet and are a source of very high quality primary traffic
- Domain names values, like offline real estate, should grow broadly in line with overall ecommerce activity
- Domain name represent the most effective and simplest ways of getting exposure to the expected strong long term growth in ecommerce
- Strategy is to reinvest all free cash flow into new domain names by way of
  - New domain name registrations
  - Secondary market purchases
  - Share buy back

Share Capital Structure / Directors

- 87 million shares on issue
- 1 million options exercisable at 20 cents expiring June 2005
- 2.5 million employee options (exercisable at 50c in 2007)
- Dean Shannon is the major shareholder with approximately 45% of the equity
- Other directors interests own approximately 15% of the equity
- Directors
    - Vern Wills – Non-executive Chairman
    - Richard Moore – Managing Director and Chief Executive Officer
    - Joe Ganim – Non-executive Director

Contact Information

Dark Blue Sea

- Level 10, 243 Edward St, Brisbane
- (07) 3007 0000

Richard Moore

- Chief Executive Officer
- r.moore@au.darkbluesea.com

Company Timeline

- Founded in late 1999 by Dean Shannon – PageSeeker is the main business unit
- Private equity raised in early 2001
- Richard Moore becomes CEO in mid 2001
- Dark Blue business model developed during 2001
- Non-operational ICANN accredit domain name registrar acquired in early 2002 – renamed Fabulous.com
- Dan Warner joins Dark Blue Sea as COO in early 2002
- Fabulous.com become operational in mid 2002
- Dark Blue Sea starts building domain name portfolio in mid 2002
- Dark Blue Sea reverses into an ASX listed public company in late 2002
- Since 2003, progressive development on all aspects on the direct navigation industry as well as improving the domain name portfolio asset

Making Money from Domain Names is Simple

- Create a website which includes ads and host the website on the domain
- Surfer types in the domain and clicks on the ad = Revenue / revenue potential
- Keyword targeted ads are the most effective for conversion rates
  - Bedroomfurniture.com = "bedroom furniture" advertisements
  - CPC listings from Roar – paid on a per click basis
  - CPC listings from other PPC providers (Google, Yahoo/Overture, etc)
  - CPA advertisements from Dark Blue – paid on a commission basis
  - Other CPA advertisements (Commission Junction, eBay, Amazon, etc)
- Domain Name Parking Services help manage domain name portfolios
  - Yahoo / Overture, Google deal with bigger domain name owners
  - Fabulous, Domain Sponsor, Sedo deal with the middle market/resell Overture and Google

PPC Search Engine Advertising Market / Money Flows

- Advertisers / Ad agencies pay the PPC search engine in advance
- The advertisers bid on relevant keywords (a florist might bid on "flowers", "florist", "roses", etc) on a price per click basis in an ongoing real time auction
- PPC search engines send their results via "XML feeds" to the traffic sources e.g.
  - Overture sends PPC results to Yahoo (internal) and MSN (external)
  - Google Adwords sends PPC results to Google (internal) and AOL (external)
  - Roar sends PPC results to domain names managed in Fabulous
- When a surfer clicks on the PPC supplied link, the relevant advertiser account is debited by their bid amount
- The external traffic sources receives a % revenue share from the PPC engine
- The PPC engine pays the traffic source typically 7 to 45 days after month end
- There is a very active PPC to PPC market which settles up each month

Example PPC advertising Implementation


overture
You searched for flowers.
Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
Advertisers' Max Bids
1. Proflowers - Send Flowers for $29.99 (Advertiser's Max Bid: $2.46)
2. Flower and Gift Site - Official FTD.COM (Advertiser's Max Bid: $1.60)
3. Arranged Flowers - Prices Start at $29 (Advertiser's Max Bid: $1.59)
4. FTD and Teleflora Florist Delivery (Advertiser's Max Bid: $1.59)
5. Flowers from $24.99 at 1-800-FLOWERS.COM (Advertiser's Max Bid: $1.50)
6. Buy High End Flowers Online (Advertiser's Max Bid: $1.11)
7. Mystic Blooms - Fragrant Flowers (Advertiser's Max Bid: $1.10)
8. American Floral LLP (Advertiser's Max Bid: $1.00)
YAHOO! search
SPONSOR RESULTS
TOP 20 WEB RESULTS out of about 37,800,000 Search took 0.053 seconds.
msn Search
Results 1-15 of about 6154020 containing "flowers"

Example Domain name Implementation


overture
SELECT A COUNTRY: US
bedroom furniture
You searched for bedroom furniture.
Shopping > Home & Garden > Home Furnishings > Bedroom Furniture
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6 Claudio Rayes-La Colezione Romantica - designed in Italy. It is costly because of the craftmanship. The beds are shaped by heating and hammering solid iron. No part is hollow tubing.

RECEIVED
2005 OCT 26 P 3:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

27 June, 2005

Appointment of new Company Secretary

Mr Greg Platz has resigned as company secretary for Dark Blue Sea.

The board of Dark Blue Sea would like to thank Mr Platz for his efforts in performing the role of company secretary over the last two and half years.

Mr Duncan Cornish from Corporate Administration Services has been appointed the new company secretary for Dark Blue Sea.

Mr Platz will continue in his role as Chief Financial Officer for the Company.

Any enquiries should be directed to

Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

ENDS

Rule 3.8A

Appendix 3D

Changes relating to buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LIMITED	47 091 509 796

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	23 June, 2005

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	**Column 2** (Details of change to buy-back proposals)
	On-market buy-back		
2	Name of broker who will act on the company's behalf	To be advised	Southern Cross Equities Limited
3	Deleted 30/9/2001.		
4	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.		

+ See chapter 19 for defined terms.

	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
5 If the company intends to buy back a maximum number of shares - the number remaining to be bought back		
6 If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention		
7 If the company intends to buy back shares if conditions are met - those conditions		

All buy-backs

8 Any other change		

9 Reason for change	Broker had not been appointed at time of original announcement.

+ See chapter 19 for defined terms.

10	Any other information material to a shareholder's decision whether to accept the offer *(eg. details of any proposed takeover bid)*	No

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 30 June, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,036,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of 786,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAA) Conversion of 250,000 options to subscribe for ordinary shares exercisable at 20 cents each on or before 30 June 2005 (ASX Code: DBSAZ)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 14 June, 2005 and 29 June, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	87,238,629	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,500,000	Options to subscribe for ordinary shares exercisable at 50 cents each on or before 30 June 2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Pari passu from the date of allotment of the shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 8 July, 2005

Mr Duncan Cornish
Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	NIL	250,000
4	Total consideration paid or payable for the shares	$NIL	$107,000.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: N/A lowest price paid: date: N/A	Highest price paid: $0.428 lowest price paid: $0.428 highest price allowed under rule 7.33:$0.4326

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,750,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish — Date: 14 July, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	250,000	73,333
4	Total consideration paid or payable for the shares	$107,000.00	$29,699.87

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.428 lowest price paid: date: $0.428	Highest price paid: $0.405 lowest price paid: $0.405 highest price allowed under rule 7.33:$0.447

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,676,667

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 22 July, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

lateListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	250,000	73,333
4	Total consideration paid or payable for the shares	$107,000.00	$29,699.87

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.428 lowest price paid: date: $0.428	Highest price paid: $0.405 lowest price paid: $0.405 highest price allowed under rule 7.33:$0.447

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,676,667

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 22 July, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED

2005 OCT 26 P 3:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	323,333	25,000
4	Total consideration paid or payable for the shares	$136,699.87	$10,125.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.428 lowest price paid: date: $0.428	Highest price paid: $0.405 lowest price paid: $0.405 highest price allowed under rule 7.33:$0.447

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,3651,667

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 25 July, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	348,333	3,333
4	Total consideration paid or payable for the shares	$146,824.87	$1,341.53

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: $0.428 lowest price paid: date: $0.428	Highest price paid: $0.4050 Lowest price paid: $0.4000 Highest price allowed under rule 7.33: $ 0.439

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,648,334

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 26 July 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

DARK BLUE SEA LTD

ABN	Quarter ended ("current quarter")
47 091 509 796	30 June, 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		7,253	21,602
1.2	Payments for	(a) staff costs	(717)	(2,986)
		(b) advertising and marketing	(4,888)	(15,033)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(432)	(1,330)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		20	53
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		25	80
1.7	Other (provide details if material)		-	-
	Net operating cash flows		1,261	2,386

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	1,261	2,386
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(176)	(284)
	(e) other non-current assets	(3)	(28)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	2	2
	(e) other non-current assets	4	4
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other: Movement in security deposits	(1)	53
	Net investing cash flows	(174)	(253)
1.14	**Total operating and investing cash flows**	1087	2,133
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	314	608
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (payments for share buy-back)	(1,451)	(1,451)
	Net financing cash flows	(1,137)	(843)
	Net increase (decrease) in cash held	(50)	1,290
1.21	Cash at beginning of quarter/year to date	3,490	2,455
1.22	Exchange rate adjustments to item 1.20	65	(240)
1.23	**Cash at end of quarter**	3,505	3,505

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	84
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	3,058	3,359
4.2 Deposits at call	412	115
4.3 Bank overdraft	-	-
4.4 Other: Internet Payment Account	35	16
Total: cash at end of quarter (item 1.22)	3,505	3,490

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Mr Duncan Cornish Date: 29 July, 2005

Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

29 July, 2005

June 2005 - Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 30 June, 2005.

Revenue for this period was $A7.2 million up 45% from the March 2005 quarter and up 108% from the June 2004 quarter.

During this period, net operating cash flow was A$1.261 million (compared to A$180,000 in the previous three month period). Total cash held at the end of the quarter was nearly unchanged at approximately A$3.5 million.

The positive operating cash flows were largely offset by negative financing cash flows. During the quarter, the company completed a buy back of 4.5 million shares, which represents approximately 5% of the issued capital. The cost of the buy back was $1.45 million.

The rest of this release contains information about:

- The June Quarter trading performance
- The September Quarter outlook
- An Update on the Domain Name Portfolio
- US marketing trips
- The current share buy back

June Quarter Trading Performance

The Company performed well over the most recent quarter. The revenue generated from the Company's domain name portfolio continues to travel at a rate of approximately US$5 million per annum.

The company continues to generate the bulk of its internal revenue from the traffic from a relatively small component of its overall domain name portfolio. Approximately 79,000 profitable domain names generated approximately 94% of the Internal traffic revenue. The margin on these names was 90% during the quarter. This component of business provides is currently providing in excess of annualized US$4 million cash flow.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Dark Blue Sea's external traffic business grew strongly in the quarter, up 30% from the previous period. The business was able to attract a number of large customers during the quarter. This was partly attributable to the two US marketing trips undertaken during the period. Margins on the external traffic sources was less during the period, partly reflecting the mix of new customers but also indicative of an increasingly competitive market.

The updated Key Performance Indicators for the June 2005 Quarter are as follows:

	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05
Traffic Revenue (US$'000)					
Internal – Profitable Domain Names	584	543	584	1,045	1,180
Internal – Unprofitable Domain Names	30	35	46	69	67
Total Internal	614	578	630	1,114	1,247
External	1,479	1,870	2,296	2,960	3,885
Total	2,093	2,448	2,926	4,074	5,132
Traffic Revenue Margin (%)					
Internal – Profitable Domain Names	89	89	89	90	90
Total Internal	74	61	39	53	49
External	30	29	28	32	26
Total	43	37	30	38	32
Number of Profitable Domains	31,000	35,000	38,000	60,000	79,000

A more detailed explanation on the Key Performance Indicators is provided in the section headed "Key Performance Indicators Background Information" below.

September Quarter Outlook

Internet traffic flows are subject to seasonal variation. The northern summer which broadly extends from late May through to early September is a period when Internet traffic volumes are noticeably lower than at other times of the year. July and

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

particularly August are the weakest months before traffic volumes start to surge in mid to late September. Accordingly, the September quarter is the weakest quarter of the year. Traffic volumes at an individual domain level are typically down between 10% to 20% during the summer months.

In recent years, this northern summer slow down has been substantially offset by the strong long term growth trend of the overall online advertising market and the net result has been a broadly flat trading period. While this year may prove to be no different to the recent years, it should be noted that one of the company's major upstream partners provided some cautionary guidance on this seasonality in their recent earnings release.

The Company has continued to attract new customers during the first part of the September quarter and this has broadly offset the overall seasonal traffic decline. An overall flat trading period for the September quarter is a realistic expectation and would be viewed by the Company as a reasonable outcome if achieved.

Update on the Domain Name Portfolio

Dark Blue Sea currently owns a portfolio of 430,000 internet domain names. This makes it the owner of the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet. Like offline real estate, domain name values should broadly increase in line with growth in overall e-commerce activity. Domain names also have the added advantage of being a targeted primary traffic source for online advertisers. Using the expertise and infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring assets having long-term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the Company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Within the scope of potential domain names that can be acquired, the Company believes that newly registered names represent the best return on investment. The Company is typically registering generic domain names (at a cost of US$6 each) that should on average, deliver a 3 to 4 year payback. To achieve this payback, the Company makes full use of its expertise and infrastructure which it has developed to administer large scale domain name portfolios as well as some proprietary tools. The combination of the infrastructure and the tools provides a significant competitive advantage over most other participants in the industry using similar strategies.

These 3 to 4 year rates of return for new domain registrations compare more favourably than the secondary market for generic domain names, which are now typically priced in the range of 8 to 12 year rates of return. Actual returns from new domain name registrations have typically exceeded expectations with some significant groups of newly registered domains already breaking even.

The Company intends to continue registering new domain names and has recently deployed more resources into the domain name registration process.

Domains For Sale Site

It is clear from the Key Performance Indicators that the company owns a very large number of unprofitable domains. There are three main reasons why the company intends to continue to hold most of these domains.

Firstly, it is expected that some of these unprofitable domains will become profitable due to growth in the online advertising industry over the next few years. Many industry commentators now expect the industry to grow at 20% to 30% per annum for the next few years. The company has targeted domain names in sectors (e.g location domains such as DetroitBikes.com) that are likely to benefit from increase focus from the advertising industry.

Secondly, the $6 registration cost is a major determinant of the profitability of many domain names in the portfolio. In 2007, the contract between ICANN (the domain name industry regulatory body) and Verisign, the current dot com registry is scheduled for review. The current registration price of $6, which was determined in 1999, is extremely profitable for Verisign. There is considerable scope for that price to be substantially reduced and recent renegotiation down of the dot net registry price provides a precedent.

Finally, domain names, like offline real estate, are tradeable assets. Many buyers of domain names use completely different metrics for valuing domain names to financial buyers such as Dark Blue Sea. In many cases, domains with little or no revenue can be sold to end user buyers wishing to brand their websites for very high prices.

The company has been progressively rolling out a new website at www.fabulousdomains.com. The site is an online secondary market domains for sale business where end user buyers can search for and buy domain names to host their

website. The business has been modelled on some other well established secondary market domains for sale businesses.

Like a retail store, the key financial driver for the success of the business will be average sales price and stock turn. Businesses such as these typically sell domain names for a few hundred dollars and expect to sell one or two percent of their inventory per annum. At these levels, the revenue derived is more than sufficient to cover the registration costs for the entire portfolio.

There are still a number of features that need to be added to the site. It is anticipated that these will be progressively released over the next six months. To date, there has not been any significant marketing of the site and optimal selling price points are still to be determined.

Early results have been encouraging. The site is currently selling a few domains per day. It is anticipated that a combination of additional features and some marketing initiatives will considerably increase the level of sales.

US Marketing Trips

Over the last six months, the Company has decided to progressively expand its profile in the United States through increased participation in relevant trade shows. This decision emerged from the increased awareness of the overall domain name industry following two M&A transactions that are outlined below.

During the June quarter, senior executives from the company completed two marketing trips to the United States. The company will also be exhibiting at a trade show in mid August.

The first trip in April was to exhibit at the Ad Tech trade show, the leading online advertising industry event. The primary purpose was to increase the awareness of the direct navigation industry to the major advertising industry participants and to highlight Dark Blue Sea's significant presence in the industry. The trade show generated a significant number of business development and corporate development leads.

During the trip, a domain name valuation "white paper" was presented to a large number of industry participants and to some large domain name portfolio owners. This has helped provide a framework for all industry participants to understand the valuation of domain name portfolios.

The second trip in May was to attend a domain name convention. All the major participants in the domain name industry participants, including domain name portfolio owners, industry sponsors such as Google and Yahoo, intermediaries and financial groups attended the convention.

Over the last couple of years, the company has been progressively developing the market awareness of Fabulous, the main product interface to the direct navigation

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

market. Fabulous now enjoys widespread recognition as the leading full service domain name registration and management company in this space. The convention helped to reinforce that message and has lead to additional business development opportunities.

Nearly three times as many delegates attending this convention as did the one in Florida last October. The increased interest was a direct flow on from the two major M&A transactions that have occurred in the industry over the last few months.

In November 2004, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced the acquisition of a portfolio of approximately 100,000 domain names from Name Development Ltd for US$164 million (US$155 million in cash and US$9 million in stock).

Marchex provided some details on the acquisition in their registration statement. The transaction was priced at approximately 8.6 times 2004 revenue or $10 per unique visitor per month.

Buy Domains is the owner of the largest portfolio of domain names in the world. It runs a very successful domain name resale business (ie. the secondary market) selling its own domain names. The portfolio also generates significant traffic revenue.

In March, Highland Capital and Summit, two venture capital firms, acquired a majority interest in Buy Domains. Details of the transaction have not been formally disclosed, but industry sources suggest that the performance metrics and pricing mechanism used for the transaction valued domain names in Buy Domain's portfolio are similar to the value attributed by Marchex to domains in Name Developments Ltd's portfolio.

It is expected that there will be continued industry consolidation over the next year. There is only a handful of very large domain name portfolios (including Dark Blue Sea's portfolio) and perhaps a further ten of significant commercial interest in the world.

In mid August, the company will be exhibiting at the Search Engine Strategies conference in San Jose, California. This is the world's leading search engine marketing conference.

Further Share Buy-Back

At current market prices, Dark Blue Sea is capitalized at approximately US$28 million. Apart from the domain name portfolio which is currently generating annualized revenue of US$5 million, Dark Blue Sea also has a profitable online advertising intermediary business and some world class technology.

At current price levels, Dark Blue Sea shares represent more favourable exposure to domain names than most domain name acquisition opportunities in the secondary market.

In June, the Company announced a further buy back of up to 4 million shares (or 4.5% of the issued capital) over the next six months. To date the company has purchased approximately 350,000 shares as part of the second buy back.

During the buy back period, the decision to buy back shares will be made in consideration of actual cash flow from operations, the Dark Blue Sea share price at the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

Key Performance Indicators - Background Information

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the company.

In any Internet company that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources. ***Internal*** traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These

are a fixed cost and so the margins can be high and expand as the industry grows. For ***External*** traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

It should be noted that the Company has additional non-traffic related revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has

developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 430,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 18th largest domain name registrar in the world.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$10 billion per annum online advertising market.

Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

ENDS

Consultant Statistics

Callam Porch (2005-07-15 14:45:00 - 2005-07-15 23:15:00)

Customer Care	Total Mins	%Time Spent Customer Care
87.43	204.48	42.76%
1.46hr	**3.41hr**	

Task Rundown

Tasks

Task	Amount	Time Allocated (Mins)
MarkSpam	2	0.33
JobClose	72	12
AutoEmail : Keyterm Added / Changed - PageSeeker	1	0.5
AutoEmail : URL Change - PageSeeker	1	0.5
AutoEmail : Site Generation - Fabulous	1	0.1
AutoEmail - Fabulous	3	1.5
EmailOut - Fabulous	6	45
EmailOut - DarkBlue	3	22.5
EmailOut - PageSeeker	1	5

Other Tasks

RECEIVED
2005 OCT 26 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

29 July, 2005

June 2005 - Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 30 June, 2005.

Revenue for this period was $A7.2 million up 45% from the March 2005 quarter and up 108% from the June 2004 quarter.

During this period, net operating cash flow was A$1.261 million (compared to A$180,000 in the previous three month period). Total cash held at the end of the quarter was nearly unchanged at approximately A$3.5 million.

The positive operating cash flows were largely offset by negative financing cash flows. During the quarter, the company completed a buy back of 4.5 million shares, which represents approximately 5% of the issued capital. The cost of the buy back was $1.45 million.

The rest of this release contains information about:

- The June Quarter trading performance
- The September Quarter outlook
- An Update on the Domain Name Portfolio
- US marketing trips
- The current share buy back

June Quarter Trading Performance

The Company performed well over the most recent quarter. The revenue generated from the Company's domain name portfolio continues to travel at a rate of approximately US$5 million per annum.

The company continues to generate the bulk of its internal revenue from the traffic from a relatively small component of its overall domain name portfolio. Approximately 79,000 profitable domain names generated approximately 94% of the Internal traffic revenue. The margin on these names was 90% during the quarter. This component of business provides is currently providing in excess of annualized US$4 million cash flow.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Dark Blue Sea's external traffic business grew strongly in the quarter, up 30% from the previous period. The business was able to attract a number of large customers during the quarter. This was partly attributable to the two US marketing trips undertaken during the period. Margins on the external traffic sources was less during the period, partly reflecting the mix of new customers but also indicative of an increasingly competitive market.

The updated Key Performance Indicators for the June 2005 Quarter are as follows:

	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05
Traffic Revenue (US$'000)					
Internal – Profitable Domain Names	584	543	584	1,045	1,180
Internal – Unprofitable Domain Names	30	35	46	69	67
Total Internal	614	578	630	1,114	1,247
External	1,479	1,870	2,296	2,960	3,885
Total	2,093	2,448	2,926	4,074	5,132
Traffic Revenue Margin (%)					
Internal – Profitable Domain Names	89	89	89	90	90
Total Internal	74	61	39	53	49
External	30	29	28	32	26
Total	43	37	30	38	32
Number of Profitable Domains	31,000	35,000	38,000	60,000	79,000

A more detailed explanation on the Key Performance Indicators is provided in the section headed "Key Performance Indicators Background Information" below.

September Quarter Outlook

Internet traffic flows are subject to seasonal variation. The northern summer which broadly extends from late May through to early September is a period when Internet traffic volumes are noticeably lower than at other times of the year. July and

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

particularly August are the weakest months before traffic volumes start to surge in mid to late September. Accordingly, the September quarter is the weakest quarter of the year. Traffic volumes at an individual domain level are typically down between 10% to 20% during the summer months.

In recent years, this northern summer slow down has been substantially offset by the strong long term growth trend of the overall online advertising market and the net result has been a broadly flat trading period. While this year may prove to be no different to the recent years, it should be noted that one of the company's major upstream partners provided some cautionary guidance on this seasonality in their recent earnings release.

The Company has continued to attract new customers during the first part of the September quarter and this has broadly offset the overall seasonal traffic decline. An overall flat trading period for the September quarter is a realistic expectation and would be viewed by the Company as a reasonable outcome if achieved.

Update on the Domain Name Portfolio

Dark Blue Sea currently owns a portfolio of 430,000 internet domain names. This makes it the owner of the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet. Like offline real estate, domain name values should broadly increase in line with growth in overall e-commerce activity. Domain names also have the added advantage of being a targeted primary traffic source for online advertisers. Using the expertise and infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring assets having long-term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the Company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Within the scope of potential domain names that can be acquired, the Company believes that newly registered names represent the best return on investment. The Company is typically registering generic domain names (at a cost of US$6 each) that should on average, deliver a 3 to 4 year payback. To achieve this payback, the Company makes full use of its expertise and infrastructure which it has developed to administer large scale domain name portfolios as well as some proprietary tools. The combination of the infrastructure and the tools provides a significant competitive advantage over most other participants in the industry using similar strategies.

These 3 to 4 year rates of return for new domain registrations compare more favourably than the secondary market for generic domain names, which are now typically priced in the range of 8 to 12 year rates of return. Actual returns from new domain name registrations have typically exceeded expectations with some significant groups of newly registered domains already breaking even.

The Company intends to continue registering new domain names and has recently deployed more resources into the domain name registration process.

Domains For Sale Site

It is clear from the Key Performance Indicators that the company owns a very large number of unprofitable domains. There are three main reasons why the company intends to continue to hold most of these domains.

Firstly, it is expected that some of these unprofitable domains will become profitable due to growth in the online advertising industry over the next few years. Many industry commentators now expect the industry to grow at 20% to 30% per annum for the next few years. The company has targeted domain names in sectors (e.g location domains such as DetroitBikes.com) that are likely to benefit from increase focus from the advertising industry.

Secondly, the $6 registration cost is a major determinant of the profitability of many domain names in the portfolio. In 2007, the contract between ICANN (the domain name industry regulatory body) and Verisign, the current dot com registry is scheduled for review. The current registration price of $6, which was determined in 1999, is extremely profitable for Verisign. There is considerable scope for that price to be substantially reduced and recent renegotiation down of the dot net registry price provides a precedent.

Finally, domain names, like offline real estate, are tradeable assets. Many buyers of domain names use completely different metrics for valuing domain names to financial buyers such as Dark Blue Sea. In many cases, domains with little or no revenue can be sold to end user buyers wishing to brand their websites for very high prices.

The company has been progressively rolling out a new website at www.fabulousdomains.com. The site is an online secondary market domains for sale business where end user buyers can search for and buy domain names to host their

website. The business has been modelled on some other well established secondary market domains for sale businesses.

Like a retail store, the key financial driver for the success of the business will be average sales price and stock turn. Businesses such as these typically sell domain names for a few hundred dollars and expect to sell one or two percent of their inventory per annum. At these levels, the revenue derived is more than sufficient to cover the registration costs for the entire portfolio.

There are still a number of features that need to be added to the site. It is anticipated that these will be progressively released over the next six months. To date, there has not been any significant marketing of the site and optimal selling price points are still to be determined.

Early results have been encouraging. The site is currently selling a few domains per day. It is anticipated that a combination of additional features and some marketing initiatives will considerably increase the level of sales.

US Marketing Trips

Over the last six months, the Company has decided to progressively expand its profile in the United States through increased participation in relevant trade shows. This decision emerged from the increased awareness of the overall domain name industry following two M&A transactions that are outlined below.

During the June quarter, senior executives from the company completed two marketing trips to the United States. The company will also be exhibiting at a trade show in mid August.

The first trip in April was to exhibit at the Ad Tech trade show, the leading online advertising industry event. The primary purpose was to increase the awareness of the direct navigation industry to the major advertising industry participants and to highlight Dark Blue Sea's significant presence in the industry. The trade show generated a significant number of business development and corporate development leads.

During the trip, a domain name valuation "white paper" was presented to a large number of industry participants and to some large domain name portfolio owners. This has helped provide a framework for all industry participants to understand the valuation of domain name portfolios.

The second trip in May was to attend a domain name convention. All the major participants in the domain name industry participants, including domain name portfolio owners, industry sponsors such as Google and Yahoo, intermediaries and financial groups attended the convention.

Over the last couple of years, the company has been progressively developing the market awareness of Fabulous, the main product interface to the direct navigation

market. Fabulous now enjoys widespread recognition as the leading full service domain name registration and management company in this space. The convention helped to reinforce that message and has lead to additional business development opportunities.

Nearly three times as many delegates attending this convention as did the one in Florida last October. The increased interest was a direct flow on from the two major M&A transactions that have occurred in the industry over the last few months.

In November 2004, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced the acquisition of a portfolio of approximately 100,000 domain names from Name Development Ltd for US$164 million (US$155 million in cash and US$9 million in stock).

Marchex provided some details on the acquisition in their registration statement. The transaction was priced at approximately 8.6 times 2004 revenue or $10 per unique visitor per month.

Buy Domains is the owner of the largest portfolio of domain names in the world. It runs a very successful domain name resale business (ie. the secondary market) selling its own domain names. The portfolio also generates significant traffic revenue.

In March, Highland Capital and Summit, two venture capital firms, acquired a majority interest in Buy Domains. Details of the transaction have not been formally disclosed, but industry sources suggest that the performance metrics and pricing mechanism used for the transaction valued domain names in Buy Domain's portfolio are similar to the value attributed by Marchex to domains in Name Developments Ltd's portfolio.

It is expected that there will be continued industry consolidation over the next year. There is only a handful of very large domain name portfolios (including Dark Blue Sea's portfolio) and perhaps a further ten of significant commercial interest in the world.

In mid August, the company will be exhibiting at the Search Engine Strategies conference in San Jose, California. This is the world's leading search engine marketing conference.

Further Share Buy-Back

At current market prices, Dark Blue Sea is capitalized at approximately US$28 million. Apart from the domain name portfolio which is currently generating annualized revenue of US$5 million, Dark Blue Sea also has a profitable online advertising intermediary business and some world class technology.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

At current price levels, Dark Blue Sea shares represent more favourable exposure to domain names than most domain name acquisition opportunities in the secondary market.

In June, the Company announced a further buy back of up to 4 million shares (or 4.5% of the issued capital) over the next six months. To date the company has purchased approximately 350,000 shares as part of the second buy back.

During the buy back period, the decision to buy back shares will be made in consideration of actual cash flow from operations, the Dark Blue Sea share price at the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

Key Performance Indicators - Background Information

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the company.

In any Internet company that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources. ***Internal*** traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These

are a fixed cost and so the margins can be high and expand as the industry grows. For ***External*** traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

It should be noted that the Company has additional non-traffic related revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 430,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 18th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$10 billion per annum online advertising market.

Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

ENDS

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	351,666	166,550
4	Total consideration paid or payable for the shares	$148,166.40	$69,951.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.4200 lowest price paid: date: $0.4200	Highest price paid: $0.4200 Lowest price paid: $0.4100 Highest price allowed under rule 7.33: $0.439

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,481,784

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 3 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	518,216	50,000
4	Total consideration paid or payable for the shares	$218,117.40	$21,000

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.4200 lowest price paid: date: $0.4100	Highest price paid: $0.4200 Lowest price paid: $0.4200 Highest price allowed under rule 7.33: $0.445

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,431,784

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 9 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	568,216	2,586
4	Total consideration paid or payable for the shares	$239,117.40	$1,086.12

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.4200 lowest price paid: date: $0.4100	Highest price paid: $0.4200 Lowest price paid: $0.4200 Highest price allowed under rule 7.33: $0.452

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,429,198

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish　　　　Date: 15 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 15 August, 2005

Notification of Cancellation of Shares

Following the recent on-market share buy-back of 351,666 ordinary shares for $148,907.24 (including brokerage) and the subsequent cancellation of these shares, the current issued share capital in the Company is 86,886,963 ordinary fully paid shares (see accompanying Form 484 for further details).

Mr Duncan Cornish

Company Secretary

ENDS

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. 7E0461659

Lodgement date/time: 15-08-2005 10:27:37
Reference Id: 72428241

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
DARK BLUE SEA LIMITED
Australian Company Number (ACN)
091 509 796

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Duncan Patrick CORNISH

Signature
This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Duncan Patrick CORNISH
Capacity
Secretary
Signature

Date signed
15-08-2005

C1 Cancellation of shares

Reason for cancellation

Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	351666	148907.24

Earliest Date of cancellation **18-07-2005**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	86886963	~~3973797.50~~ 13,353,119	0.00

Earliest date of change **18-07-2005**

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	570,802	29,198
4	Total consideration paid or payable for the shares	$240,203.52	$12,263.16

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.4200 lowest price paid: date: $0.4100	Highest price paid: $0.4200 Lowest price paid: $0.4200 Highest price allowed under rule 7.33: $0.449

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,400,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 16 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	600,000	5000
4	Total consideration paid or payable for the shares	$252,466.68	$2,100

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.4200 lowest price paid: date: $0.4200	Highest price paid: $0.4200 Lowest price paid: $0.4200 Highest price allowed under rule 7.33: $0.452

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,395,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 17 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	605,000	245,000
4	Total consideration paid or payable for the shares	$254,566.68	$107,677.50

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: $0.4200 lowest price paid: date: $0.4200	Highest price paid: $0.4395 Lowest price paid: $0.4395 Highest price allowed under rule 7.33: $0.4494

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,150,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish   Date: 18 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	850,000	3,333
4	Total consideration paid or payable for the shares	$362,244.18	$1,399.86

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.4395 date: 18.8.05 lowest price paid: $0.4200 date: 13.7.05	Highest price paid: $0.42 Lowest price paid: $0.42 Highest price allowed under rule 7.33: $0.45

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,146,667

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 23 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rules 4.1, 4.3

Appendix 4E

Preliminary final report

1. Company Details

Name of entity

DARK BLUE SEA LTD

ABN or equivalent company reference	Financial year ended ('current period')	Financial year ended ('previous period')
47 091 509 796	30 June, 2005	30 June, 2004

2. Results for announcement to the market

			$A'000
2.1	Revenues from ordinary activities	Up 98 % to	22,298
2.2	Profit from ordinary activities after tax attributable to members	Up 171% to	2,260
2.3	Net Profit for the period attributable to members	Up 171% to	2,260

2.4	Dividends (distributions)	Amount per security	Franked amount per security
	Final dividend	0¢	0¢
	Interim dividend	0¢	0¢
2.5	Record date for determining entitlements to the dividend	N/A	

2.6 Brief explanation of any of the figures in 2.1 to 2.4 above necessary to enable the figures to be understood.

Revenue from ordinary activities in the current period has almost doubled from $11,256,782 in the previous period to $22,297,758 in the current period. This was primarily a result of a substantial increase in advertising revenue generated by the company's main business unit and its domain name portfolio.

Although operating revenue almost doubled, operating expenses also substantially increased from $10,422,006 in the previous period to $19,892,222 in the current period. This increase was primarily due to the 'cost of traffic' expense, rising from $5,979,977 in 2004 to $14,203,579 in 2005. The cost of traffic consists of expensing the company's domain name acquisitions and renewals, as well as fees paid to affiliates, i.e. third party providers of internet traffic to the Company.

Despite the increase in operating costs, both the profit generated from ordinary activities after tax attributable to members and the net profit attributable to members derived in the current period increased substantially from the $833,658 profit recorded in the previous period to $2,260,138 in the current period.

+ See chapter 19 for defined terms.

3. Condensed consolidated statement of financial performance

	Current period - $A'000	Previous corresponding period - $A'000
Revenues from ordinary activities	22,297	11,257
Expenses from ordinary activities	(19,892)	(10,423)
Borrowing costs	-	-
Share of net profits (losses) of associates and joint venture entities	-	-
Profit (loss) from ordinary activities before tax	**2,405**	**834**
Income tax on ordinary activities	145	1
Profit (loss) from ordinary activities after tax	**2,260**	**833**
Profit (loss) from extraordinary items after tax	2,260	833
Net profit (loss)	**2,260**	**833**
Net profit (loss) attributable to outside +equity interests	-	-
Net profit (loss) for the period attributable to members	**2,260**	**833**

Notes to the consolidated statement of financial performance

3.1 Expenses from ordinary activities (excluding borrowing costs)

Details of "Expenses from ordinary activities" by nature in accordance with AASB 1018 (5.2)	Current period $A'000	Previous corresponding period $A'000
Cost of traffic	14,204	5,980
Computer hosting & bandwidth	274	232
Rent	138	57
Reduction in provision for doubtful debts	(88)	-
Wages and associated employee benefits	3,091	2,362
Depreciation & amortisation	681	887
Travelling	324	-
Other	1,268	904
Total Expenses	**19,892**	**10,422**

+ See chapter 19 for defined terms.

3.2 Individually significant revenues and expenses

Details of "individually significant" items of revenue or (expenditure) in accordance with AASB 1018 (5.4).	Current period $A'000	Previous corresponding period - $A'000
N/A	-	-

3.3 Extraordinary Items

Details of "Extraordinary items" in accordance with AASB 1018 (5.5)	Current period $A'000	Previous corresponding period - $A'000
N/A	-	-

3.4 Other Disclosures in accordance with AASB 1018

	Current period $A'000	Previous corresponding period - $A'000
Net gain/(loss) on the disposal of assets in each of the following classes of assets other than assets measured at net market value:		
• receivables	-	-
• investments	-	-
• property, plant and equipment	(1)	(7)
• intangible assets	4	48
Net increment/(decrement) arising from the revaluation of each class of non-current assets :		
• receivables	-	-
• investments	-	-
• property, plant and equipment	-	-
• intangible assets	-	-

+ See chapter 19 for defined terms.

Net revenue/(expense) since the beginning of the reporting period resulting from deductions from the carrying amounts of assets :		
• amortisation of non-current assets	(512)	(486)
• depreciation of non-current assets	(169)	(402)
• diminution in value of non-current assets	-	-
• bad and doubtful debts	(88)	-
Other		
• operating lease rentals	(138)	(60)

3.5 Revision of Accounting Estimates

Details of Revision of Accounting Estimates in accordance with AASB 1018 (6.3)
N/A

3.6 Fundamental Error

Details of Fundamental Errors in accordance with AASB 1018 (7.3)
N/A

+ See chapter 19 for defined terms.

4. Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
Current assets			
Cash	3,505	2,455	3,062
Receivables	1,592	670	505
Other	1,941	959	1,867
Total current assets	**7,038**	**4,084**	**5,434**
Non-current assets			
Plant and equipment (net)	358	245	216
Intangibles (net)	490	974	721
Total non-current assets	**848**	**1,219**	**937**
Total assets	**7,886**	**5,303**	**6,371**
Current liabilities			
Payables	2,506	1,651	2,630
Provisions exc. tax liabilities	482	208	208
Total current liabilities	**2,988**	**1,859**	**2,838**
Non-current liabilities			
Payables	17	-	-
Provisions	20	-	-
Total non-current liabilities	**37**	-	-
Total liabilities	**3,025**	**1,859**	**2,838**
Net assets	**4,861**	**3,444**	**3,533**
Equity			
Capital/contributed equity (* See note below)	13,502	14,345	14,345
Retained profits (accumulated losses)	(8,641)	(10,901)	(10,812)
Equity attributable to members of the parent entity	**4,861**	**3,444**	**3,533**
Total equity	**4,861**	**3,444**	**3,533**

+ See chapter 19 for defined terms.

*** CONTRIBUTED EQUITY**

	CONSOLIDATED 2005 $	2004 $
a) Issued and paid up capital	13,502,026	14,345,143
Ordinary shares fully paid	13,502,026	14,345,143

	2005		2004	
b) Movements in shares on issue	**Number of Shares**	**Amount**	**Number of Shares**	**Amount**
Beginning of the financial year	88,696,629	$14,345,143	88,696,629	$14,345,143
Issued during the year				
i) Conversion of Employee Options	3,042,000	$608,400	-	-
Cancelled during the year				
ii) Share buy-back	(4,500,000)	($1,451,517)	-	-
End of the financial year	87,238,629	$13,502,026	88,696,629	$14,345,143

i) Between 1 January 2005 and 30 June 2005, 3,042,000 options over ordinary shares exercisable at $0.20 each, previously issued to selected employees pursuant to the Company's Employee Share Option Plan, were exercised.

(ii) Between 20 April 2005 and 16 May 2005, the Company undertook an on-market buy-back of 4,500,000 ordinary fully paid shares. The amount of $1,451,517 includes brokerage fees.

5. Condensed consolidated statement of cash flows

	Current period $A'000	Previous corresponding period - $A'000
Cash flows related to operating activities		
Receipts from customers	21,602	11,277
Payments to suppliers and employees	(19,349)	(9,596)
Interest and other items of similar nature received	53	24
Good and services tax credit (remitted)	80	42
Income tax (paid)/refunded	-	(1)
Other (provide details if material)	-	-
Net operating cash flows	**2,386**	**1,746**

+ See chapter 19 for defined terms.

Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(284)	(60)
Proceeds from sale of property, plant and equipment	2	1
Payment for purchases of domain names	(28)	(264)
Proceeds from sale of domain names	4	81
Net movements in security deposits	53	(53)
Net investing cash flows	**(253)**	**(295)**
Cash flows related to financing activities		
Proceeds from issues of shares	608	-
Payment for share buy-back	(1,451)	
Net financing cash flows	**(843)**	**-**
Net increase (decrease) in cash held	**1,290**	**1,451**
Cash at beginning of period	2,455	951
Exchange rate adjustments	(240)	53
Cash at end of period	**3,505**	**2,455**

+ See chapter 19 for defined terms.

5.1 Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

NIL

5.2 Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
Cash on hand and at bank	3,058	2,038
Deposits at call	412	410
Bank overdraft	-	-
Other: Internet payment account	35	7
Total cash at end of period	**3,505**	**2,455**

5.3 Reconciliation of profit from ordinary activities after income tax to net cash inflow from operating activities

	Current period $A'000	Previous corresponding period - $A'000
Profit (loss) from ordinary activities after related income tax	2,260	833
Non-cash flows in profit (loss) from ordinary Activities:		
• Amortisation of goodwill & intangibles	512	486
• Depreciation	169	402
• Net loss on write-off of intangibles	-	-
• Net (profit) / loss on disposal of property, plant and equipment	(3)	(41)
• Net foreign currency (gains) / losses	240	(53)
Share of associated companies net profit after income tax and dividends	-	-

+ See chapter 19 for defined terms.

Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries:		
• (Increase) decrease in trade and term debtors	(923)	(438)
• (Increase) decrease in prepayments	(910)	(209)
• (Increase) decrease in deferred tax asset	(125)	-
• Increase (decrease) in trade creditors and accruals	702	639
• Increase (decrease) in unearned income	170	93
• Increase (decrease) in provisions	294	34
Net cash inflow from operating activities	**2,386**	**(1,746)**

6. Dividends

There were no interim or final dividends declared or paid during the current period.

7. Dividend Reinvestment Plans

There was no dividend or distribution plans in operation during the current period.

8. Consolidated retained profits

	Current period - $A'000	Previous corresponding period - $A'000
Retained profits (accumulated losses) at the beginning of the financial period	(10,901)	(11,734)
Net profit (loss) attributable to members	2,260	833
Share issue costs	-	-
Net effect of changes in accounting policies	-	-
Retained profits (accumulated losses) at end of financial period	**(8,641)**	**(10,901)**

9. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	5.0¢	2.8¢

+ See chapter 19 for defined terms.

10. Control gained/lost over entities

Name of entity (or group of entities)	NIL
Date control gained/lost	-
Contribution of such entities to the reporting entity's profit/ (loss) from ordinary activities during the period (where material).	-

11. Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
NIL	-	-	-	-

Group's aggregate share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
Profit (loss) from ordinary activities before tax	-	-
Income tax on ordinary activities	-	-
Profit (loss) from ordinary activities after tax	-	-
Extraordinary items net of tax	-	-
Net profit (loss)	-	-
Adjustments	-	-
Share of net profit (loss) of associates and joint venture entities	-	-

12. Significant Information

Details of any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.

NIL

+ See chapter 19 for defined terms.

13. Foreign entities

For foreign entities, details of origin of accounting standards used in compiling the report (e.g. International etc.)

N/A

14. Commentary on results for the period

The consolidated entity experienced a substantial improvement in both operating revenue and net profit in the current financial year.

Revenue from ordinary activities in the current period was $22,297,758, almost double the $11,256,782 revenue generated in the previous period.

The group recorded a net profit from ordinary activities after income tax of $ 2,260,138 in the current year, a 171% increase compared to the net profit of $833,658 recorded during the previous year.

Operating costs incurred by the consolidated entity were $19,892,222 up from $10,422,006 reported for the previous year. This increase was primarily due to the 'cost of traffic', rising from $5,979,977 in 2004 to $14,203,579 in 2005. The cost of traffic consists of expensing the company's domain name acquisitions and renewals, as well as fees paid to affiliates, i.e. third party providers of internet traffic to the Company.

Net cash in flows from operations during the current year were $2,386,200, compared to $1,746,650 reported for the previous year.

The positive cash flow position of the consolidated entity in the current year has resulted in cash on hand at the end of the current year increasing to $3,505,399 (up from $2,455,520 at the end of the previous year).

EBITDA for the current year was $3,086,497 compared to $1,722,141 recorded for the previous year.

Working capital of the consolidated entity increased from $2,224,827 in the previous period to $4,050,146 in the current period.

Results of individual business units

No segmented financial reporting is undertaken by the consolidated entity, primarily due to the integral way in which each of its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio interact and collectively contribute to the revenue generating activities of the consolidated entity.

During the current period, the company has continued to focus its efforts on developing and marketing its four core businesses. Additional advertisers continue to be recruited on both the Roar/PageSeeker advertising portals and the Dark Blue affiliate network, while Fabulous continues to register and manage domain names on behalf of numerous clients. The average level of fees charged for advertising space on the Roar/PageSeeker advertising portals has also steadily increased over the current period.

The ability of our unique integrated business platform to provide a tailored solution for our customers has continued to make incremental contributions to revenue over the current period. We believe that the products have reached an important point in terms of market penetration and industry acceptance.

The company continues to consolidate and optimize its existing domain name portfolio as well as adding new premium domain names purchased in the secondary market or through new registration. The company's domain name portfolio continues to be one of the largest in the world both in terms of size and the volume of traffic it generates. The size of the domain name portfolio as at the end of June 2005 was approximately 425,000 domain names. The company also continues to optimise the revenue achieved from the domain name portfolio.

+ See chapter 19 for defined terms.

As an indication of this growth, revenue earned from the domain name portfolio has approximately doubled over the current period. This was due to a combination of a greater number of domains owned by the company and an increase in average revenue being generated by each domain.

The domain name portfolio is viewed as an enduring asset having long term revenue generating capabilities. The traffic acquired from the domain name portfolio constitutes an important and self-reliant source of traffic that is used by the company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Key Performance Indicators

The Company periodically releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling internet traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the company.

In any Internet company that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources. ***Internal*** traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These are a fixed cost and so the margins can be high and expand as the industry grows. For ***External*** traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

It should be noted that the Company has additional non-traffic related revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

+ See chapter 19 for defined terms.

The updated Key Performance Indicators for the 2004/2005 financial year are as follows:

	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05
Traffic Revenue (US$'000)				
Internal – Profitable Domain Names	543	584	1,045	1,180
Internal – Unprofitable Domain Names	35	46	69	67
Total Internal	578	630	1,114	1,247
External	1,870	2,296	2,960	3,885
Total	2,448	2,926	4,074	5,132
Traffic Revenue Margin (%)				
Internal – Profitable Domain Names	89	89	90	90
Total Internal	61	39	53	49
External	29	28	32	26
Total	37	30	38	32
Number of Profitable Domains	35,000	38,000	60,000	79,000

IMPACTS ON THE FINANCIAL REPORT HAD IT BEEN PREPARED USING THE AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Dark Blue Sea Ltd is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) that will be applicable for the half year ending 31 December, 2005 and the financial year ending 30 June 2006.

Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, Dark Blue Sea's transition date to AIFRS. This will form the basis of accounting and reporting in accordance with the AIFRS in the future, as required when Dark Blue Sea prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Pursuant to Paragraph 4.2 of AASB 1047, the Company is required to provide details of the known or reliably estimable information about the impacts on the financial report for the year ending 30 June 2005 had it been prepared using the Australian equivalents to the IFRS. The Company (in conjunction with expert consultants) is currently in the process of undertaking a study to identify key areas that would be affected by the transition to AIFRS and assessing the impact on the Company's financial report for the year ending 30 June 2005, had it been prepared using the Australian equivalents to the IFRS. A summary of the findings of the said impact assessment will be provided in the Company's 2005 Annual Report.

+ See chapter 19 for defined terms.

UPDATE ON CONTINGENT ASSETS AND LIABILITIES

Contingent Liabilities

A. Overture Services Inc ("Overture"), the market leader in pay-per-click search engines, lodged several patent applications for pay-per-click search engine technology, including U.S. Patent No. 6,269,361, which was filed in May 1999 and granted in July 2001 ("the Overture Patent")

In early 2002, Overture (now a wholly owned subsidiary of Yahoo! Inc) commenced separate legal proceedings against both Findwhat, (a pay-per-click search engine and NASDAQ listed company) and Google Inc. (another leading player in the search engine market), alleging that both companies were infringing the Overture Patent. Both Findwhat and Google defended the suits, as well as counterclaimed against Overture, disputing the validity and enforceability of the Overture Patent.

On 9 August 2004, Google Inc. paid a significant settlement amount to Yahoo Inc in order to settle multiple pending claims asserted by Overture. One of the claims asserted by Overture was a claim for patent infringement by Google of Overture's pay-per-click search engine patent. As part of the settlement, Yahoo/Overture dismissed its patent lawsuit against Google and granted Google a fully paid, perpetual license to the patent and several related patent applications held by Overture. As the settlement related to multiple claims, the settlement amount directly related to the patent is unclear.

On February 3, 2005, Marchex Inc., a Nasdaq listed pay per click search engine and search marketing company, announced that in furtherance of its overall strategic alliance with Overture Services, Inc. ("Overture"), Marchex intends to enter into (i) a new master agreement with Overture with respect to Marchex's direct navigation business, and (ii) a license agreement with Overture with respect to certain of Overture's patents, including but not limited to U.S. Patent No. 6,269,361, pursuant to which Marchex will pay US$4,500,000 in an upfront payment (and an additional US$674,000 in certain circumstances) and a royalty based on certain percentages of certain of Marchex's gross revenues payable on a quarterly basis through December 2016, which royalty amount is currently estimated to be between US$1,000,000 and US$3,000,000 in aggregate for 2005.

On May 12, 2005, the presiding judge in the Overture v Findwhat case declared a mistrial, as the jury was unable to reach a verdict as to whether or not the numerous patent claims contained in Overture's patent were both valid and had been infringed by Findwhat.

On August 15, 2005, Yahoo/Overture and Findwhat (now known as MIVA Inc.) reached a formal settlement, whereby Findwhat/MIVA agreed to pay a once only licence fee of US$8 million to Yahoo/Overture for a non-exclusive license to use certain paid placement search engine patents owned by Yahoo/Overture (including the Overture Patent) in exchange for a dismissal of all patent infringement claims and counterclaims. The US$8 million one-off licence fee equates to approx 5% of Findwhat/MIVA's current annual turnover.

As a result of the discontinuation by Findwhat/MIVA of its counterclaim against Yahoo/Overture, the Overture Patent is still prima facie valid and enforceable. Although the mistrial in the Overture v Findwhat case may discourage Yahoo/Overture from taking further legal action against other operators of paid placement search engines, if they do elect to enforce the Overture Patent against other operators, Pageseeker.com Pty Ltd (a wholly owned subsidiary of Dark Blue Sea Ltd), could potentially be found to be in breach of the patent claims and therefore liable for an account of profits or unpaid royalties. The amount of this potential liability cannot currently be determined, although the terms of the licence agreements entered into between Yahoo/Overture and Marchex and most recently between Yahoo/Overture and Findwhat/MIVA may be indicative of what licence fees and royalties Yahoo! Inc. may seek to recover from other per click search engine operators, including Pageseeker.com Pty Ltd.

B. On 24 February 2003, Pageseeker.com Pty Ltd ("Pageseeker") commenced proceedings in the Supreme Court of Queensland against one of its customers, Adultshop.com Ltd ("Adultshop") to recover an outstanding amount of US$69,304 for services rendered.

Adultshop.com Ltd subsequently filed a Defence and Counterclaim in the above mentioned proceedings, claiming a set-off of US$747,395 for an amount allegedly overpaid by Adultshop to Pageseeker, based on an allegation of an agreement to provide a discount, which was not allowed for in the invoices issued to and paid by

+ See chapter 19 for defined terms.

Adultshop. The discount was not allowed for as Pageseeker had no knowledge of any alleged agreement for a discount and has not been provided with any credible evidence of such agreement, notwithstanding numerous requests to Adultshop to provide such evidence.

The interlocutory stages of the proceedings have almost been finalised and the matter is soon to be set down for trial.

AUDIT COMPLIANCE STATEMENT

1. This preliminary report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

2. This preliminary report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3. The preliminary report does give a true and fair view of the matters disclosed.

4. The accounts are in the process of being audited.

5. The entity has a formally constituted audit committee.

By order of the Board.

Mr Duncan Cornish
Company Secretary
Date: 24 August, 2005

+ See chapter 19 for defined terms.

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	853,333	76,667
4	Total consideration paid or payable for the shares	$363,644.04	$34,500.15

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.4395 Date: 18.8.05 Lowest price paid: $0.4200 Date: 13.7.05	Highest price paid: $0.45 Lowest price paid: $0.45 Highest price allowed under rule 7.33: $0.465

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,070,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 30 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	930,000	71,390
4	Total consideration paid or payable for the shares	$398,144.19	$32,118.36

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.45 date: 30.8.05 lowest price paid: $0.4200 date: 13.7.05	Highest price paid: $0.4499 Lowest price paid: $0.4499 Highest price allowed under rule 7.33: $0.4778

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,998,610

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 31 August 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 2 September, 2005

Notification of Cancellation of Shares

Following the recent on-market share buy-back of 649,724 ordinary shares for $283,506.64 (including brokerage) and the subsequent cancellation of these shares, the current issued share capital in the Company is 86,237,239 ordinary fully paid shares at a paid up value of $13,069,613 (see accompanying Form 484 for further details).

Mr Duncan Cornish

Company Secretary

ENDS

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Dark Blue Sea Ltd

ACN/ABN
091 509 796

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Justin Russon - Corporate Counsel

ASIC registered agent number (if applicable)

Telephone number
(07) 3007 0012

Postal address
GPO Box 278
Brisbane. QLD. 4001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 15 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Richard Moore

Capacity
☑ Director
☐ Company secretary

Signature
Richard Moore

Date signed
02/09/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☑ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	649,724	$283,506.64

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

08/08/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary fully paid shares	86,237,239	$13,069,613	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
0 8 / 0 8 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☑ No

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,001,390	20,000
4	Total consideration paid or payable for the shares	$430,262.55	$9,000.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.45 date: 30.8.05 lowest price paid: $0.42 date: 13.7.05	Highest price paid: $0.45 Lowest price paid: $0.45 Highest price allowed under rule 7.33: $0.4872

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,978,610

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 6 September, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,021,390	320,111
4	Total consideration paid or payable for the shares	$439,262.55	$150,388.14

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.45 date: 30.8.05 lowest price paid: $0.42 date: 13.7.05	Highest price paid: $0.4698 Lowest price paid: $0.4698 Highest price allowed under rule 7.33: $0.4872

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,658,499

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 7 September, 2005

Company secretary

== == == == ==

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,341,501	14,333
4	Total consideration paid or payable for the shares	$589,650.69	$6,736.51

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0. 4698 date: 7.9.05 lowest price paid: $0.42 date: 13.7.05	Highest price paid: $0.47 Lowest price paid: $0.47 Highest price allowed under rule 7.33: $0.486

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,644,166

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 8 September, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,355,834	10,000
4	Total consideration paid or payable for the shares	$596,387.20	$4,700.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.47 date: 7.9.05 lowest price paid: $0.4200 date: 13.7.05	Highest price paid: $0.47 Lowest price paid: $0.47 Highest price allowed under rule 7.33: $0.486

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,634,166

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 09 September 2005

Company secretary

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,365,834	87,000
4	Total consideration paid or payable for the shares	$601,087.20	$40,890.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0. 47 date: 8.9.05 lowest price paid: $0.42 date: 13.7.05	Highest price paid: $0.47 Lowest price paid: $0.47 Highest price allowed under rule 7.33: $0.4893

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,547,166

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 13 September, 2005

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,452,834	47,166
4	Total consideration paid or payable for the shares	$641,977.20	$22,639.68

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.47 date: 7.9.05 lowest price paid: $0.4200 date: 13.7.05	Highest price paid: $0.48 Lowest price paid: $0.48 Highest price allowed under rule 7.33: $0.500

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,500,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish — Date: 19 September 2005

Company secretary

+ See chapter 19 for defined terms.

DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 19 September, 2005

INVESTOR PRESENTATION

The Company will present the following Investor Presentation to selected brokers and investors at several seminars over the coming week, commencing Monday 19 September 2005 at 10am.

Mr Duncan Cornish

Company Secretary

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
DIRECT NAVIGATION EXPERTS

Investor Presentation

September 2005

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

Executive Summary

- Direct leverage to the online advertising Industry which is growing strongly
- Domain Name Portfolio is a strategic asset
- Unique Product Mix provides significant growth opportunities
- Low, fixed cost structure so incremental net revenue growth translates into Profit
- US Stock Market conditions are currently favourable
  - Comparable companies are trading on large revenue multiples
  - Significant M&A and fund raising activity in the sector
  - Marchex acquisition of a large domain name portfolio provides a domain name portfolio valuation benchmark

Company Overview

- Dark Blue Sea is an Internet Company specializing in Direct Navigation
- Domain Name Portfolio with 440,000 domain names
  - Mainly dot com domains
  - Second largest in the world
- Advertising intermediary (traffic broker) between traffic sources and advertisers
- Main Business Units are
  - Fabulous – ICANN accredited domain name registrar and domain name management system
  - Roar / PageSeeker – Pay per click contextual advertising / search engine
  - Dark Blue – CPA affiliate network
- Revenue : $US 17m (2004/05) , growing at 100% p.a.
- Cash flow positive with approximately A$3 million cash

Domain Names are the Real Estate of the Internet

- To have a commercial presence in the offline world, you need
  - Some land; and
  - A building to accommodate customers, staff and stock, etc
- To have a commercial presence in the online world, you need
  - a domain name; and
  - a web site that is hosted on the domain
- Domain Names are the vacant land of the Internet
- Web sites are the buildings and other improvements on the vacant land
- Like offline real estate, domains can be bought, sold, leased, etc
- Like offline real estate, trades can occur at a wide range of prices due to different perceptions of value
- Domain Names currently cost US$6 per annum to maintain the registration (land taxes)
- Secondary market domain names values should continue to rise as ecommerce activity increases

Domain Names are also a source of High Quality Traffic

- Traffic is created as surfers "directly navigate" by typing in domain names to the address bar
- An example is typing in bedroomfurniture.com into the address bar. The surfer is looking for "bedroom furniture"
- Traffic is sold to online advertisers seeking visitors to their website
- Primary traffic
  - Very high quality "first look" traffic
  - Keyboard test
- There is a limited supply of high quality primary traffic on the Internet (search engines, direct navigation)
- Revenue from domain name traffic is broadly leveraged to the online advertising industry which is growing strongly
- The advertising revenue from the domain name industry is estimated to be US$400 million per annum - Marchex

A Fully Integrated Domain Name company

- Long history of managing domain name traffic – since inception in 1999
- Technology developed specifically to manage domain name traffic
- Fully integrated domain name registrar, domain name management and advertising networks
- An advertising intermediary with our own advertiser base to help understand advertiser requirements – Traffic quality control
- Very large databases of domain name related data
- Significant investment in domain related research & development
- Leverage our resources and market position to
    - Source and maintain good quality customers
    - Accumulate domain names for our own portfolio

Domain Name Characteristics (Real Estate)

- Like offline real estate, domain names are also about location, location, location
- The best locations have some or all of the following characteristics
  - A well established brand (e.g. CocaCola.com)
  - Short in length to minimise errors (typically up to 6 characters – e.g. eBay.com)
  - A combination of one, two or three generic/descriptive words – e.g. CheapTickets.com)
  - A relevant extension (.com for the US/Global, .com.au for Australia)
- The universe of the "good location" domain names is finite -> Scarcity -> price appreciation.

Domain Names (Traffic Characteristics)

- Domain name traffic sources
  - Direct navigation
    - Branded intent – trying to find a particular website
    - Generic intent – trying to find a website about something
  - Search engines – listed in the "algorithmic" listings
  - Links – "expired" links from existing websites
- Generic intent direct navigation traffic is the highest quality component

Dark Blue Sea's Domain Name Portfolio

- 440,000 domain names
  - Mainly dot com
  - Mainly generic/descriptive domains
    - Suitable for sale (as real estate)
    - Able to generate generic intent direct navigation traffic
- Currently generating revenue at a run rate of approximately US $5million

Secondary Market Domains Business

- FabulousDomains.com
- Like a retail business but with a 1% to 3% stock turn to become profitable
  - E.g. sell 2% of the portfolio p.a. @ $500 average = $10 per domain per annum – registration expenses of $6 = $4 profit
- Dark Blue Sea's secondary market domains business is being rolled out
- New functionality and marketing rollout planned over the balance of 2005
- Based on proven domains for sale business models (e.g. BuyDomains.com)

Key Performance Indicators - Internal v External Traffic

	Qtr end 30.6.04	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05
Traffic Revenue (US$'000)					
Internal – Profitable Domain Names	584	543	584	1,045	1,180
Internal – Unprofitable Domain Names	30	35	46	69	67
Total Internal	614	578	630	1,114	1,247
External	1,479	1,870	2,296	2,960	3,885
Total	2,093	2,448	2,926	4,074	5,132
Traffic Revenue Margin (%)					
Internal – Profitable Domain Names	89	89	89	90	90
Total Internal	74	61	39	53	49
External	30	29	28	32	26
Total	43	37	30	38	32
Number of Profitable Domains	**31,000**	**35,000**	**38,000**	**60,000**	**79,000**

Unprofitable Domains

- Unprofitable domains (domains earning < $6 per annum) can become profitable
  - As the advertising industry grows (e.g. local domains)
  - If the cost per domain decreases in 2007 (Verisign / ICANN .com contract renewal)
- All unprofitable domains are available for sale (minimum $400) – FabulousDomains.com

Domain Name Accounting

- Registration of new domains costs $6 per annum payable in advance
- New domain registration costs are treated as a traffic acquisition cost (TAC)
- Recorded as an operating expense of 50 cents per month over the subsequent 12 months
- New domain name registrations are not recorded as an asset on the balance sheet
- Sales of new domains are treated as operating income, and the difference is recorded as profit
- Secondary market purchases of domain names are treated as an asset
- Secondary market purchases of domain names are amortised over 5 years
- Domain name sales of domains acquired in the secondary market are treated as capital gains

Financial Performance - Profit and Loss

A$'000	12 mths Jun-04	12 mths Jun-05	Percent Change
Revenue	11,138	22,298	+100%
Internal Domain TAC	824	2,307	
Other Cost of Revenue	5,156	11,731	
Gross Profit	5,158	8,260	
Overheads	3,514	4,934	
Exchange Rate Gain	54	-240	
EBITDA	1,698	3,086	+82%
Depreciation & Amortization	887	681	
EBIT	811	2,406	+197%
NPAT	834	2,260	+171%

*includes one off $234,000 of rental reduction

Financial Performance - Profit and Loss (6 monthly)

A$'000	6 mths Dec-03	6 mths Jun-04	6 mths Dec-04	6 mths Jun-05
Revenue	4,509	6,629	8,438	13,860
Internal Domain TAC	377	447	810	1,497
Other Cost of Revenue	2,012	3,144	4,689	7,042
Gross Profit	2,120	3,038	2,939	5,321
Overheads	1,794	1,720	2,217	2,717
Exchange Rate Gain	-108	162	-331	91
EBITDA	218	1,480	391	2,695
Depreciation & Amortization	454	433	322	359
EBIT	-236	1,047	69	2,337
NPAT	-231	1,065	89	2,171

Financial Performance - Balance Sheet

(A$'000)	June '05
Cash	3,505
Receivables	1,592
Other *	1,940
PPE	357
Intangibles	489
Total Assets	7,886
Payables	2,522
Provisions	502
Total Liabilities	3,024
Net Assets	4,861

*mainly domain name traffic acquisition cost (TAC)

Valuation Considerations - Overview

- Two components to the Company
  - Domain Name Portfolio
    - "Internal" Revenue
    - Revenue / Profitable Domains
    - Secondary Market Domain Sales
  - Business
    - "External" Revenue
    - Existing Operational businesses including trained staff and business procedures
    - Intellectual Property / Code Base
    - Comprehensive Databases
- Full service / Fully integrated domain name company

Valuation Considerations - Domain Name Portfolio

- Revenue Component
  - Marchex acquisition of Name Developments (8.6x Revenue)
  - Highland Capital / Summit acquisition of BuyDomains
  - Current market is approximately 10x to 12x annual revenue
- Secondary Market Domain Sales component
  - Dark Blue Sea's non-profitable domains – approximately 350,000
  - Available for sale via FabulousDomains.com
  - Developing business – value depends on stock turn and average sale price
  - Using DCF can be translated into a value per domain

Valuation Considerations - Business Component

- Intermediary business – current customer base and deals
- Intellectual property plus databases
- Comparable companies are
  - Miva, Looksmart, Interchange, Marchex, ValueClick, Infospace
- Recent M&A transactions
  - Search123, Enhance, Marchex IPO, Commission Junction, Performics, Applied Semantics, GoClick, Interchange IPO, Linkshare, Web Clients

Strategy Overview

- Domain names are the real estate of the internet and are a source of very high quality primary traffic
- Domain names values, like offline real estate, should grow broadly in line with overall ecommerce activity
- Domain name represent the most effective and simplest ways of getting exposure to the expected strong long term growth in ecommerce
- Strategy is to reinvest all free cash flow into new domain names by way of
  - New domain name registrations
  - Secondary market purchases
  - Share buy back

Share Capital Structure / Directors

- 86 million shares on issue
- 2.5 million employee options (exercisable at 50c in 2007)
- Dean Shannon is the major shareholder with approximately 45% of the equity
- Other directors interests own approximately 15% of the equity
- Directors
  - Vern Wills – Non-executive Chairman
  - Richard Moore – Managing Director and Chief Executive Officer
  - Joe Ganim – Non-executive Director

Contact Information

Dark Blue Sea

- Level 10, 243 Edward St, Brisbane
- (07) 3007 0000

Richard Moore

- Chief Executive Officer
- r.moore@au.darkbluesea.com

Company Timeline

- Founded in late 1999 by Dean Shannon – PageSeeker is the main business unit
- Private equity raised in early 2001
- Richard Moore becomes CEO in mid 2001
- Dark Blue business model developed during 2001
- Non-operational ICANN accredit domain name registrar acquired in early 2002 – renamed Fabulous.com
- Dan Warner joins Dark Blue Sea as COO in early 2002
- Fabulous.com become operational in mid 2002
- Dark Blue Sea starts building domain name portfolio in mid 2002
- Dark Blue Sea reverses into an ASX listed public company in late 2002
- Since 2003, progressive development on all aspects on the direct navigation industry as well as improving the domain name portfolio asset

Making Money from Domain Names is Simple

- Create a website which includes ads and host the website on the domain
- Surfer types in the domain and clicks on the ad = Revenue / revenue potential
- Keyword targeted ads are the most effective for conversion rates
  - Bedroomfurniture.com = "bedroom furniture" advertisements
  - CPC listings from Roar – paid on a per click basis
  - CPC listings from other PPC providers (Google, Yahoo/Overture, etc)
  - CPA advertisements from Dark Blue – paid on a commission basis
  - Other CPA advertisements (Commission Junction, eBay, Amazon, etc)
- Domain Name Parking Services help manage domain name portfolios
  - Yahoo / Overture, Google deal with bigger domain name owners
  - Fabulous, Domain Sponsor, Sedo deal with the middle market/resell Overture and Google

PPC Search Engine Advertising Market / Money Flows

- Advertisers / Ad agencies pay the PPC search engine in advance
- The advertisers bid on relevant keywords (a florist might bid on "flowers", "florist", "roses", etc) on a price per click basis in an ongoing real time auction
- PPC search engines send their results via "XML feeds" to the traffic sources e.g.
  - Overture sends PPC results to Yahoo (internal) and MSN (external)
  - Google Adwords sends PPC results to Google (internal) and AOL (external)
  - Roar sends PPC results to domain names managed in Fabulous
- When a surfer clicks on the PPC supplied link, the relevant advertiser account is debited by their bid amount
- The external traffic sources receives a % revenue share from the PPC engine
- The PPC engine pays the traffic source typically 7 to 45 days after month end
- There is a very active PPC to PPC market which settles up each month

Example PPC advertising Implementation


overture
Get listed in these results and reach 50% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
Proflowers - Send Flowers for $29.99
Flower and Gift Site - Official FTD.COM
Arranged Flowers - Prices Start at $29
FTD and Teleflora Florist Delivery
Flowers from $24.99 at 1-800-FLOWERS.COM
Buy High End Flowers Online
Mystic Blooms - Fragrant Flowers
American Floral LLP
Advertisers' Max Bids
1. Proflowers - Send Flowers for $29.99
(Advertiser's Max Bid: $2.46)
2. Flower and Gift Site - Official FTD.COM
(Advertiser's Max Bid: $1.60)
3. Arranged Flowers - Prices Start at $29
(Advertiser's Max Bid: $1.59)
4. FTD and Teleflora Florist Delivery
(Advertiser's Max Bid: $1.09)
5. Flowers from $24.99 at 1-800-FLOWERS.COM
(Advertiser's Max Bid: $1.50)
6. Buy High End Flowers Online
(Advertiser's Max Bid: $1.11)
7. Mystic Blooms - Fragrant Flowers
(Advertiser's Max Bid: $1.10)
8. American Floral LLP
(Advertiser's Max Bid: $1.00)
YAHOO! search
INSIDE YAHOO!
SPONSOR RESULTS
TOP 20 WEB RESULTS
msn Search

Example Domain name Implementation



overture
Advertisers' Max Bids
1. Redesign Your Bedroom on a Budget
(Advertiser's Max Bid: $0.56)
2. Bedroom Furniture
(Advertiser's Max Bid: $0.56)
3. Ready To Ship - Bedroom Furniture
(Advertiser's Max Bid: $0.54)
4. Custom Made Patina Bedroom Furniture
(Advertiser's Max Bid: $0.53)
5. Eddie Bauer - Furniture Bedroom
(Advertiser's Max Bid: $0.52)
5. Bedroom Furniture: Only Iron Beds Here
(Advertiser's Max Bid: $0.51)
Bedroom Furniture
More Information
Helpful Info
Most Popular Sites for Furniture
Suggested Links
Further Reading
Associated Searches
Hot Topics
The Internets best BEDROOM FURNITURE web sites

Online Advertising Industry

- US$9.6 billion per annum industry in 2004 – Interactive Advertising Bureau



Online Advertising Industry
$US million
3000
2500
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Quarter

- Some industry forecasts
  - US $12.3b in 2005 – Goldman Sachs
  - US $17.6b in 2008 - eMarketer
  - US $26b in 2010 – Forrester Research
- Keyword search and rich media are to be the main drivers

Overall e-Commerce is Growing Strongly

- Forrester Research expects e-Commerce revenue to double by 2010 to 12% of US retail sales
- Broadband penetration in the US (and elsewhere) is the key driver
  - Penetration of Connected US households: 56% (Feb 2005), 30% (Dec 2002)
  - Significantly better user experience than 56k modem
  - Byproduct of WorldCom collapse – much lower prices as no cost of capital!
- More and better e-commerce websites - more places to spend money
- Better Online payment systems / user confidence in e-commerce
- Widening of the number of industries with a commercial online presence
- Consumer Technographics Survey (Forrester) highlights that people are spending more time online than watching television

Keyword Search Market

- Keyword search market is 40% of the overall online advertising market
- Main driver of overall growth in the advertising industry



Online Advertising Industry
Keyword and Non-Keyword Component
Keyword
Non-Keyword
$US million
2000
1500
1000
500
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Quarter

- Driven by Google and Yahoo/Overture (95% of the market)
- The internet is not a broadcast media, it is ideally suited to narrowcasting
- Keywords (typing phrases into search engines) is the path to the narrowcast channels
- Google, Yahoo, MSN & AOL have ~90% market share
- EMarketer projects the keyword market to be US$5.4 billion in 2005
- Forrester projects the keyword market to be US$11.6 billion in 2010 (33% p.a.)

Internet Traffic

- Internet traffic is the flow of internet surfers navigating the world wide web
- Internet traffic can be controlled and directed to a particular website
- Traffic economics are moving towards two performance based models
  - Cost per Click (CPC) – lead based – traffic to the front door of the site
  - Cost per Acquisition (CPA) – commission based on actual sales made
- Traffic Quality is not all the same
  - Potential is based on how much money is in the pocket
  - Influenced by the traffic source and advertiser's conversion ability
- Offline Equivalents are Shopping Centre floor traffic and Tourist Buses

Duty Free Stores v Discount Shops, Rich Tourists v Backpackers

Primary v Secondary Internet Traffic

- The simplest and best indicator of traffic quality
- Primary traffic – proactive action based on a new thought
  - Easier to convert to sales as it is the "first look" at the traffic.
  - The keyboard test – did the surfer type something?
- Secondary traffic – reactive
  - The surfer is clicking on links
  - Surfer is typically responding to an ad while browsing
- Yellow Pages is the best offline example of proactive "primary" traffic
- Roar / PageSeeker: Online version of the Yellow Pages plus
  - Highest bidding advertiser gets the first listing v "AAA Flowers";
  - Charged on a lead / referral basis v annual listing fee
- Primary traffic ⇔ Keyboard Test ⇔ Keyword Search

Main Sources of Primary Traffic

- Search Engine is the bulk of the market (80% +)
  - Surfers searching for "flowers" etc on a search engine
  - Google, Yahoo, MSN (Yahoo) and AOL (Google) are main players
- Domain Name Type in Traffic (estimated 10% to 15%)
  - People typing in "flowers.com" into the address bar of their browser
- Hybrid Primary Traffic includes downloaded applications, toolbars, adware
  - Relies on capturing user keyboard actions and serving ads

Subject to increasing scrutiny by industry heavyweights and regulatory authorities

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,500,000	47,593
4	Total consideration paid or payable for the shares	$664,616.88	$24,258.15

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0.48 date: 19.9.05 lowest price paid: $0.4200 date: 13.7.05	Highest price paid: $0. 5097 Lowest price paid: $0. 5097 Highest price allowed under rule 7.33: $0.559

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,452,407

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 29 September 2005

Company secretary

+ See chapter 19 for defined terms.

RECEIVED

2005 OCT 26 P 3:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 5 October, 2005

<u>Notification of Cancellation of Shares</u>

Following the recent on-market buy-back of 546,203 ordinary shares for $259,906 (including brokerage) and the subsequent cancellation of these shares, the current issued share capital in the Company is now 85,691,036 ordinary fully paid shares at a paid up value of $12,809,707(see accompanying Form 484 for further details).

By order of the Board.

Mr Duncan Cornish
Company Secretary

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Australian Securities & Investments Commission

Forms Manager

Form being prepared

Date/time: 05-10-2005 10:53:33
Reference Id: 72631322

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
DARK BLUE SEA LIMITED
Australian Company Number (ACN)
091 509 796

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Duncan Patrick CORNISH

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Duncan Patrick CORNISH
Capacity
Secretary
Signature

Date signed
05-10-2005

C1 Cancellation of shares

Reason for cancellation

Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	546203	259906

Earliest Date of cancellation **09-09-2005**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	85691036	12809707.00	0.00

Earliest date of change **09-09-2005**

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,547,593	272,227
4	Total consideration paid or payable for the shares	$688,875.03	$145,478.11

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0. 5097 date: 29.9.05 lowest price paid: $0.4200 date: 13.7.05	Highest price paid: $0.5344 Lowest price paid: $0. 5344 Highest price allowed under rule 7.33: $0.5523

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,180,180

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

By order of the Board.

Mr Duncan Cornish

Company Secretary Date: 10 October, 2005

== == == == == == == == == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 June, 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,819,820	150,000
4	Total consideration paid or payable for the shares	$834,353.14	$81,000.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $0. 0.5344 date: 10.10.05 lowest price paid: $0.4200 date: 13.7.05	Highest price paid: $0.5400 Lowest price paid: $0. 5400 Highest price allowed under rule 7.33: $0.5586

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,030,180

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

By order of the Board.

Mr Duncan Cornish

Company Secretary Date: 11 October, 2005

== == == == == == == == == == == ==

+ See chapter 19 for defined terms.

DARK BLUE SEA LTD - ACN 091 509 796

NOTICE OF 2005 ANNUAL GENERAL MEETING

Notice is hereby given that the 2005 Annual General Meeting of Dark Blue Sea Ltd will be held at Hopgood Ganim Lawyers Conference Room, Level 7 Waterfront Place, 1 Eagle Street, Brisbane at 10.00 am on Thursday 24 November, 2005.

ORDINARY BUSINESS:

To receive and consider the Directors' Report, the Annual Financial Report and the Consolidated Annual Financial Report for the year ended 30 June, 2005 and the Auditors Report on the Annual Financial Report and Consolidated Annual Financial Report;

See Explanatory Statement below for further information.

To conduct any other business that may be lawfully brought forward; and

To consider and, if thought fit, pass each of the following as an ordinary resolution:

RESOLUTION 1 – RE-ELECTION OF DIRECTOR

That Mr Vernon Alan Wills, Non-Executive Director and Chairman, who retires from office in accordance with Rule 3.6(a) of the Company's Constitution, and being eligible for re-election as a Director, be re-elected as a Director.

See Explanatory Statement below for further information.

RESOLUTION 2 – ADOPTION OF REMUNERATION REPORT

That the Remuneration Report outlining the remuneration arrangements in place for directors and executives of the Company (as contained in pages 21 to 26 of the Directors Report) be considered and adopted.

Please note that the vote on this resolution is not binding on the directors or the Company.

SPECIAL BUSINESS:

To consider and, if thought fit, pass each of the following as an ordinary resolution:

RESOLUTION 3 – GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER PURSUANT TO EMPLOYEE SHARE OPTION PLAN

That in accordance with the provisions of Chapter 2E of the Corporations Act 2001 (Cth), Rules 10.11 to 10.15 of the ASX Listing Rules and for all other purposes, the Company be authorised and directed to issue a total of five hundred thousand (500,000) options to acquire ordinary fully paid shares in the Company, exercisable at $0.50 each during the Option Exercise Period ("Recipient Options"), to the Company's Chief Executive Officer Mr Richard Moore or his nominee ("Recipient") upon the terms and conditions set out in the Explanatory Statement.

Voting exclusion statement - As required by ASX Listing Rule 10.15 under which this Notice is given, the Company will disregard any votes cast on this resolution by the Recipient or any associate of the Recipient.

NOTICE OF 2005 ANNUAL GENERAL MEETING (CONTINUED)

However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

See Explanatory Statement below for further information.

RESOLUTION 4 – APPROVAL OF ADDITIONAL SHARE BUY-BACK

That in accordance with section 257C of the Corporations Act 2001 (Cth) and for all other purposes, shareholders authorise and approve the Company to undertake an on-market buy back of a further 8,500,000 ordinary shares in the Company (representing approximately 10% of the current issued capital as at the date of this Notice of Annual General Meeting) in the twelve (12) month period following the passing of such resolution.

See Explanatory Statement below for further information.

By Order of the Board

Duncan Cornish
Company Secretary
Brisbane, 6 October, 2005

Notes:

Lodgement of Material with ASIC

A copy of this Notice and the Explanatory Memorandum which accompanies this Notice has been lodged with the Australian Securities and Investments Commission (ASIC) in accordance with Section 218 of the Corporations Act 2001 (Cth).

Entitlement to Vote

The Board has determined, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001, that for the purposes of determining those shareholders entitled to attend and vote at the Annual General Meeting of the Company, shall be those persons recorded in the register of shareholders as at the 5.00 pm in Perth, Western Australia on 22 November, 2005.

How to Vote

You may vote by attending the Annual General Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

Voting by Proxy

A member entitled to attend and vote at the meeting is entitled to appoint a proxy. A member entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. A proxy need not be a member of the company.

NOTICE OF 2005 ANNUAL GENERAL MEETING (CONTINUED)

To vote by proxy, the proxy form provided with this notice (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company not less than twenty four (24) hours before the scheduled time for the meeting. Any proxy form received after that time will not be valid for the scheduled meeting.

Completed proxies can be returned to the Company Secretary by either mail to Dark Blue Sea Ltd, GPO Box 278, Brisbane, QLD, 4001; facsimile to (07) 3007 0001, or scanned and emailed to the Company Secretary, Mr Duncan Cornish at d.cornish@au.darkbluesea.com

EXPLANATORY STATEMENT

This Explanatory Statement accompanies the Notice of Annual General Meeting of shareholders of Dark Blue Sea Limited ('Company').

FINANCIAL STATEMENTS AND REPORTS

The *Corporations Act 2001* ('Act') requires the financial report which includes the financial statements, directors' declaration, the directors' report and the auditor's report to be laid before the Annual General Meeting. There is no requirement either in the Act or in the Constitution of the Company for shareholders to approve the financial report, the directors' report or the auditor's report.

Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these reports and on the business and operations of the Company.

RESOLUTION 1 - RE-ELECTION OF VERNON ALAN WILLS AS NON-EXECUTIVE DIRECTOR

Mr Vern Wills has an extensive history within the Investment and Finance Industry. Previously he has been instrumental in establishing and operating a large Securities Dealer and Superannuation Funds Management Company. Clients included international accounting, legal and mining groups as well as management companies. He has served as a director of a number of public listed companies within the finance and investment and mining industries.

Mr Wills' business involvement has included investment management and analysis within projects in a broad spectrum of fields, including investment, property and mining within public and private companies.

He is Chairman of Operating Entities for Enhance Group which includes Enhance Management Pty Ltd, a leading Queensland market research firm; Enhance Corporate Pty Ltd, a corporate advisory company involved in economic analysis, feasibility studies, project analysis and issues management; Enhance Capital, a private investment company; and Enhance Media and Communications Pty Ltd, a media and communications company.

Mr Wills is also Deputy Chair of Queensland Government's Major Sports Facilities Authority and is a Director of Telecorp Ltd, Eumundi Group Ltd and the Greg Norman Golf Foundation.

Mr Wills is Chairman of the Audit Committee of Eumundi Group Ltd and is also a member of the Audit Committee for Dark Blue Sea Ltd and the Major Sports Facilities Authority.

Mr Wills has also been involved in a number of Government reviews including the review of CITEC and the Liquor Licensing review for the National Competition Policy.

Mr Wills was appointed as the Dark Blue Sea Ltd's Chairman on 9 October 2002 and has continued to hold that office until the date of this report.

Recommendation: For corporate governance reasons, because this resolution relates to a fellow Board member, your Directors make no recommendation in respect of your vote on this resolution.

RESOLUTION 3 - GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER PURSUANT TO EMPLOYEE SHARE OPTION PLAN

The Directors have resolved to refer to shareholders for approval, the proposed issue to the Company's Chief Executive Officer Mr Richard Moore or his nominee ("Recipient"), five hundred thousand (500,000) options over ordinary shares in the Company, exercisable at an exercise price of $0.50 each upon the terms and conditions set out below ("Recipient Options").

Subject to this proposed resolution being passed, the Recipient Options shall be issued to the Recipient on the terms contained in this Notice and Explanatory Statement and otherwise pursuant to the terms of the Company's Employee Share Option Plan (as previously adopted by shareholders at general meeting).

In order for the Recipient Options to be issued to the Recipient, the requirements of Chapter 2E of the *Corporations Act 2001 (Cth)* and Listing Rules 10.11 to 10.14 of the ASX Listing Rules need to be observed.

ASX Listing Rules 10.11 to 10.14 and Chapter 2E of the *Corporations Act 2001 (Cth)*

ASX Listing Rule 10.11 provides that a company may not issue securities to a related party without the approval of holders of ordinary shares, unless one the exemptions set out in Listing Rule 10.12 applies.

Listing Rule 10.12 *Exemption 4* applies in these circumstances as the Recipient Options are proposed to be issued to "... a person referred to in Listing Rule 10.14 (being a director or an associate of the director), who receives securities under an employee incentive scheme with approval under that rule".

As a result of this exemption, Listing Rule 10.11 and the notice required under Rule 10.13 do not apply to the proposed issue of Recipient Options.

However, under the applicable Listing Rule 10.14, the Company must not permit a director (or an associate of the director) to acquire securities under an employee incentive scheme without the approval of holders of ordinary shares. The notice of meeting to obtain such approval must comply with either Rule 10.15 or 10.15A.

Chapter 2E of the *Corporations Act 2001 (Cth)* prohibits a public company from giving a financial benefit to a related party of the public company unless the benefit falls within one of various exceptions to the general prohibition. One of the exceptions includes where the company first obtains the approval of its shareholders in general meeting in circumstances where the requirements of Chapter 2E in relation to the convening of that meeting have been met.

A "related party" for the purposes of the *Corporations Act 2001 (Cth)* is defined widely and it includes a director of the public company.

A "financial benefit" for the purposes of the *Corporations Act 2001 (Cth)* has a very wide meaning. It includes the public company paying money or issuing securities to the related party. In determining whether or not a financial benefit is being given, it is necessary to look to the economic and commercial substance and effect of what the public company is doing (rather than just the legal form). Any consideration which is given for the financial benefit is to be disregarded, even if it is full or adequate.

This proposed Resolution 2, if passed, will result in securities being issued to the Recipient and hence, will confer financial benefits on the Recipient.

EXPLANATORY STATEMENT (CONTINUED)

Accordingly, the Company seeks to obtain shareholder approval in accordance with the requirements of Listing Rules 10.14 and Chapter 2E of the *Corporations Act 2001 (Cth)* and for these purposes and for all other purposes the following information is provided to shareholders:

REQUIREMENTS FOR NOTICE OF MEETING UNDER LISTING RULES 10.14 AND 10.15

(a) The maximum number of Recipient Options that may be acquired by the Recipient for whom shareholder approval is sought is five hundred thousand (500,000).

(b) Each of the Recipient Options shall be convertible to one (1) ordinary fully paid share in the Company at an exercise price of $0.50 each.

(c) Since the last shareholder approval at general meeting on 23 September, 2002 whereby approval was sought and granted for securities to be issued to directors or associates of directors under Listing Rule 10.11 and/or or Rule 10.14, the following persons were issued with the following securities under the Company's Employee Share Option Plan:

- Richard Moore (Director) – 750,000 options over ordinary shares acquired for NIL consideration, exercisable at $0.20 each and expiring on 30 June, 2005;

- Joseph Ganim (Director) - 430,000 options over ordinary shares acquired for NIL consideration, exercisable at $0.20 each and expiring on 30 June, 2005;

(d) Richard Moore and Joseph Ganim are the only two persons referred to in Rule 10.14 who are entitled to participate in the scheme.

(e) Voting exclusion statement - The Company will disregard any votes cast on this resolution by the Recipient or any associate of the Recipient. However, the Company need not disregard a vote if:

   (i) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

   (ii) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(f) The Recipient Options will be issued as soon as practicable following shareholder approval and in any event no later than 1 month from the date of shareholder approval.

REQUIREMENTS FOR EXPLANATORY STATEMENT TO MEMBERS UNDER CHAPTER 2E OF THE CORPORATIONS ACT 2001 (CTH)

The related party to whom the resolution would permit the financial benefit to be given

The related party is the Recipient, Mr Richard Edward Moore, being a director of the Company.

The nature of the financial benefit

The nature of the financial benefit proposed to be given to the Recipient is a grant of five hundred thousand (500,000) options ("Recipient Options"), with each of the Recipient Options being convertible to one (1) ordinary fully paid share in the Company ("Shares") at an exercise price of $0.50 each ("Exercise Price") during the Exercise Period set our below.

EXPLANATORY STATEMENT (CONTINUED)

Terms of Recipient Options

A summary of the material terms under which the Recipient Options are proposed to be issued to the Recipient, are set out below:

(a) The Options will be granted for no cash consideration and accordingly, no funds will be raised by the offer.

(b) The Options shall be issued as soon as practicable following shareholder approval and in any event no later than 1 month from the date of shareholder approval.

(c) The Recipient Options may only be exercised on or after 4 April, 2007 ("Vesting Date") and only if the Recipient has remained in continuous employment with the Company from the date the proposed resolution is passed until the Vesting Date.

(d) The period during which the Recipient Options may be validly exercised ("Exercise Period") commences on the Vesting Date and expires on the earlier of:

  (i) 30 June, 2007; or

  (ii) the date the Recipient resigns from his employment; or

  (iii) the date the Recipient is summarily dismissed by the Company due to fraud or dishonesty.

(e) Shares issued on exercise of the Recipient Options will rank pari passu with all existing ordinary shares of the Company from the date of issue and, in particular, entitle their holders to participate fully in:

  (i) dividends declared by the Company after the date of allotment;

  (ii) all issues of securities offered to holders of ordinary shares where entitlements to participate in those issues are determined by reference to a record date after the date of allotment of shares allotted upon the exercise of any Options.

(f) The Recipient Options may be exercised wholly or in part (but in not less than multiples of 100) by notice in writing to the Company received at any time before the expiry of the Exercise Period together with a payment for the exercise price of the Recipient Option multiplied by the number of Shares in respect of which Recipient Options are being exercised.

(g) Upon allotment of Shares pursuant to the exercise of Recipient Options, the Company shall not later than 10 Business Days after the date of allotment, take all necessary steps to have such Shares quoted and listed on the Official List of the ASX.

(h) The Recipient shall not participate in dividends or in bonus issues unless the Recipient Options are exercised.

(i) The Company does not intend to apply for listing of the Recipient Options on the ASX and is not be obliged to do so.

(j) The terms of the Recipient Options shall only be changed if holders (whose votes are not to be disregarded) of ordinary shares in the Company approve such a change. However, the terms of the Recipient Options shall not be changed to reduce the Exercise Price, increase the number of Recipient Options or change the Exercise Period.

(k) The Recipient Options do not confer any participating rights or entitlements and the Recipient is not entitled to participate in any new issues of securities offered to shareholders of the Company. However, the Company must ensure that, for the purposes of determining entitlements to any such issues, the relevant books closing date is at least 10 Business days after an issue is announced. This gives the Recipient the opportunity to exercise any Recipient Options which the Recipient is entitled to exercise, before the date for determining entitlements to participate in any issue.

(l) If at any time prior to the expiry of the Recipient Options, the Company makes an issue of any class of shares to the holders of Shares in the Company on a pro rata basis by way of capitalisation of profits or reserves (other than an issue in lieu of dividends), then upon exercise of the Recipient Options, the Recipient is entitled to have issued (in addition to the Shares which would otherwise be issued upon such exercise), the number of shares of the class which would have been issued to the Recipient under the bonus issue if on the date on which entitlements to participate in the bonus issue were calculated, the Recipient had been registered as the holder of the number of shares of which the Recipient would have been registered as holder if immediately prior to that date, the Recipient Options had been exercised and the Shares the subject of such exercise had been duly allotted and issued.

(m) In the event that, prior to the expiry of the Recipient Options, there is a reconstruction (including a consolidation, subdivision, reduction or return) of the issued capital of the Company, then the number of Recipient Options to which the Recipient is entitled or the Exercise Price (or both) will be reconstructed in accordance with the manner prescribed by the Listing Rules.

Valuation of Recipient Options

The Recipient Options are not quoted on the ASX (or any other securities exchange) and therefore have no market value. The Recipient Options each entitle the holder thereof to the issue of one ordinary fully paid share in the Company upon exercise of the Recipient Options and payment of the exercise price of the Recipient Options as described above.

Accordingly, the Recipient Options may have a present value as at the date of their grant. The Recipient Options may also acquire future value dependent upon the extent to which the market price of the Shares exceeds the exercise price of the Recipient Options during the Exercise Period.

As a general proposition, options to subscribe for ordinary fully paid shares in a company have value. Various factors impact upon the value of options including things such as:

(a) the period outstanding before the expiry date of the options;

(b) the exercise price of the options relative to the underlying price or value of the securities into which they may be converted;

(c) the proportion of the issued capital as expanded consequent upon exercise represented by the shares issued upon exercise (ie whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest);

(d) the value of the shares into which the options may be converted; and

(e) whether or not the options are listed (ie readily capable of being liquidated).

EXPLANATORY STATEMENT (CONTINUED)

There are various formulae which can be applied to determining the theoretical value of options (including the formulae known as Black-Scholes option valuation formula).

The Company has estimated the value of the Recipient Options and has done so using the Black-Scholes Model, which is the most widely used and recognised model for pricing options. The value of an option calculated by the Black-Scholes Model is a function of the relationship between a number of variables, being the share price at the date of issue, the exercise price, the time to expiry, the risk-free interest rate and the volatility of the Company's underlying share price.

Inherent in the application of the Black-Scholes Option Price Model are a number of inputs, some of which must be assumed. The assumed data relied upon in applying the Black-Scholes Option Price Model was:

(a) Exercise price of the Recipient Options **of $0.50**

(b) Option Vesting Period of **2** years;

(c) The Company's share price in April, 2005 (being the date the Board resolved to make the proposed issue of Recipient Options) of **$0.33**

(d) A volatility measure of **50%**;

(e) A risk-free interest rate of **7%**; and

(f) A dividend yield of **NIL.**

Some relatively minor variables were included in the calculation to estimate the value of Recipient Options as "American style" options (being exercisable at any time prior to the stated expiry date). Theoretically, the Black-Scholes Model prices "European style" options (being exercisable only on this exercise date).

Based on this information, the Company has adopted an indicative value for the Recipient Options as at April 2005, of **$0.061 each**.

On that basis, the total indicative value of the Recipient Options proposed to be issued to Richard Moore pursuant to Resolution 2 is **$30,476.**

Directors' Recommendation

For corporate governance reasons, as this resolution relates to options proposed to be issued to Richard Moore, the Chief Executive Officer, Mr Moore makes no recommendation in respect of your vote on this resolution.

The remaining members of the Board, Vernon Wills and Joseph Ganim urge you to read the Notice of Meeting material (including this Explanatory Statement) in its entirety before deciding how you will cast your vote on this resolution.

In any event, Mr Wills and Mr Ganim recommend the passing of this resolution for the following reasons:

(a) the grant of the Recipient Options to Richard Moore, the Chief Executive Officer as proposed, would provide him with reward and incentive for future services he will provide to the Company to further the progress of the Company;

(b) the Recipient Options are not intended as a substitute for salary or wages or as a means for compensation for past services rendered; and

EXPLANATORY STATEMENT (CONTINUED)

(c) in the Company's circumstances as they existed when the proposed grant of the Recipient Options was determined, the Directors considered that the incentive provided a cost-effective and efficient incentive as opposed to alternative forms of incentives (eg cash bonuses, increased remuneration). However, it must be recognised that there will be an opportunity cost to the Company, being the price at which the Company could grant the Recipient Options to a third party (see below for further information).

Directors' Interest

Richard Moore has a material personal interest in the outcome of the resolution as it is proposed that the Recipient Options be granted to him (or his nominee).

The remaining members of the Board, Vernon Wills and Joseph Ganim do not have a material personal interest in the outcome of the resolution.

Any other information that is reasonably required by shareholders to make a decision and that is known to the Company or any of its Directors

There is no other information known to the Company or any of its directors save and except as follows:

Opportunity Costs and Benefits Forgone

The opportunity costs and benefits foregone by the Company issuing the Options to each of the Recipients is the potentially dilutionary impact on the issued share capital of the Company (in the event that the options are exercised). Until exercised, the issue of the options will not impact upon the number of ordinary shares on issue in the Company. To the extent that upon their exercise the dilutionary impact caused with the issue of shares will be detrimental to the Company, this is more than offset by the advantages accruing from the Company securing the services of experienced and skilled directors on appropriately incentives terms.

It is also considered that the potential increase of value in the options is dependent upon a concomitant increase in the value of the Company generally.

Taxation Consequences

So far as the Company is aware, there are no adverse taxation consequences to the Company arising from the proposed grant of the Recipient Options in accordance with Resolution 2.

RESOLUTION 4 – APPROVAL OF ADDITIONAL SHARE BUY-BACK

Background information and recent share-buy backs

Under section 257B of the Corporations Act 2001 (Cth), a company can only buy-back 10% of its voting shares in any continuous 12 month period, unless it obtains prior shareholder approval by ordinary resolution at a general meeting.

Pursuant to this provision, the Board has previously resolved to buy-back up to 8.5 million ordinary shares in the Company, being less than 10% of the share capital on issue at the relevant time.

Between 20 April 2005 and 29 September 2005, the Company undertook an on-market buy-back of 6,047,593 ordinary shares at a total price of $2,144,558 (including brokerage fees).

This buy-back represents approximately 6.67% of the Company's share capital on issue as at the date the buy-back commenced.

EXPLANATORY STATEMENT (CONTINUED)

Over the next few months, it is anticipated that the Company will be able to purchase the remaining 2,452,407 shares that it is still permitted to buy back without shareholder approval under section 257B of the Corporations Act 2001 (Cth).

In order to enable the Company to maintain the flexibility in any future buy-backs, the Board have decided to seek shareholder approval in accordance with Section 257C of the Corporations Act 2001 (Cth) for the Company to undertake a further on-market buy-back of up to an additional 8,500,000 ordinary shares (being approximately 10% of the issued share capital as at the date of this Notice of Meeting) in the twelve months following the passing of such resolution ("the Buy-Back")

The information contained in this Explanatory Statement is provided to shareholders in accordance with section 257C(2), being information that is material to making a decision on how shareholders will vote on the resolution.

Current issued share capital

The on-market buy-backs that have taken place between 20 April 2005 and 29 September 2005, have resulted in a corresponding reduction in the issued capital of the Company from 90,658,129 to 85,691,036 ordinary fully paid shares as at the date of this Notice of Meeting (including 1,080,500 new shares issued pursuant to the exercise of employee options during this period).

The below table summarizes the previous on-market share buy-backs, share issues and corresponding movement in issued share capital:

Issued Share Capital prior to commencement of original buy-back	Shares bought back	Period of buy-back	Shares issued during buy-back period	Resulting share capital
90,658,129	(6,047,593)	20.4.05 to 29.9.05	1,080,500	85,691,036

The remaining 2,452,407 shares still permitted to be bought back without prior shareholder approval would further reduce the issued share capital from 85,691,036 to 83,238,629.

The additional 8,500,000 ordinary shares proposed to be purchased under the Buy-Back for which shareholder approval is sought under Resolution 3, could potentially result in a further reduction of issued share capital from 83,238,629 to 74,738,629 ordinary fully paid shares.

Particulars of the proposed Buy-Back

If Resolution 3 is passed, the Company will be permitted to make offers to buy-back up to 8.5 million Ordinary Shares in the Company on the ASX in the ordinary course of trading at the prevailing market price on ASX in the twelve months following the passing of the resolution, ie. the Buy-Back may commence at any time beginning on the date the resolution is passed and may continue for a period of 12 months (Buy-Back Period")

The Company will make an announcement to ASX prior to commencing the Buy-Back. The putting of this resolution to shareholders does not represent a commitment or promise by the Company to proceed with the Buy-Back. The Company reserves the right to buy-back some or all of the 8.5 million Ordinary Shares under the Buy-Back from time to time during the Buy-Back Period, or not to buy-back any Ordinary Shares at all.

During the Buy-Back Period, the decision to buy back Ordinary Shares will be periodically made by the Board in consideration of actual cash flow from operations, the market share

price at the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

Listing Rule 7.33 has the effect that the Company will only be able to buy-back Ordinary Shares under the Buy-Back at a price which is not more than 5% above the average closing price of Ordinary Shares on ASX for the five (5) days before the day of the relevant purchase.

The tax implications for a Shareholder selling into the Buy-Back will be the same as if the Shareholder sold their Ordinary Shares on market.

Reasons for undertaking an additional on-market share buy-back

For the same reason the Board resolved to undertake its recent on-market share buy-back of 9.5 million shares under section 257B of the Corporations Act 2001 (Cth), the Board is of the considered opinion that investing in its own domain name portfolio (by way of purchasing more of its own shares) still represents the best way to invest its surplus cash in the current domain name market.

Additionally, the Board believes that the buying back of shares will result in an improvement in both earnings per share and return on equity for the remaining shareholders

Financing of additional on-market share buy-back

As disclosed in the Company's 2005 Annual Financial Report, the Company is currently in a strong financial position, with $3,505,399 cash at bank as at 30 June, 2005 (up from $2,455,520 at the end of the previous year).

The Company also had a positive cash flow of $2,386,200 for the year ending 30 June 2005 (compared to $1,722,141 recorded for the previous year). This positive cash flow position is expected to be maintained or increase over the next 12 months.

Accordingly, the Board is of the considered opinion that it will be able to finance the proposed buy-back from its own cash reserves and that no borrowing will be required.

The financial effect of the Buy-Back on the Company

Based on the average daily closing price for the Company's Ordinary Shares in September, 2005 of $0.4919, the proposed Buy-Back of 8.5 million Ordinary Shares at this price would cost the Company approximately $4.2 million (including 0.5% brokerage and other associated costs).

It is important to note that the prices paid by the Company for Ordinary Shares purchased under the proposed Buy-Back may occur at a price above or below $0.4919 per Ordinary Share, subject to the Listing Rules.

The Board (on the advice of the Chief Financial Officer) is of the considered opinion that the above estimated expenditure on the proposed Buy-Back over the 12 month Buy-Back Period will not result in any prejudice to creditors or otherwise result in the Company becoming insolvent.

There is also an 'interest cost' related to either cash used for the Buy-Back that would otherwise have been earning interest, or debt used to fund the Buy-Back. This 'interest cost' would not be expected to exceed (on an after tax basis) approximately $82,000 per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the Buy-Back will be this 'interest cost' and a reduction in net equity of an amount equal to the expenditure incurred by the Company in undertaking the Buy-Back.

EXPLANATORY STATEMENT (CONTINUED)

The reduction in issued capital arising from the Buy-Back would also have the effect of increasing the Company's earnings per share (EPS).

Participation of Dean Shannon and his associates in the Buy-Back

Shareholders should be aware that Mr Dean Shannon and his associates currently have a relevant interest in the Company, consisting of 39,183,019 Ordinary Shares, representing approximately 45.7% of the current 85,691,036 issued share capital.

As stated above, the Company is currently authorized to buy-back a further 2,452,407 Ordinary Shares under the 10% in 12 month limit. This would reduce the issued share capital from to 83,238,629 and would increase the holdings of Dean Shannon and his associates to 47.1% (assuming they do not participate in the buy-back of these Ordinary Shares).

As stated above, the additional 8,500,000 ordinary shares proposed to be purchased under the Buy-Back, could potentially result in a further reduction in the issued share capital of the Company to 74,738,629.

Dean Shannon has advised the Company that he and/or his associates are undecided as to whether or not they will participate in the proposed Buy-Back.

Assuming Dean Shannon and his associates do not participate in the proposed Buy-Back, their combined voting power in the Company would increase from approximately 47.1 % to 52.4% (as the holder of 39,183,019 of the total 74,738,629 Ordinary Shares on issue at the completion of the proposed Buy-Back).

ASIC lodgment

This Notice of Meeting (including the accompanying Explanatory Statement) has been lodged with ASIC in accordance with section 257C(3) of the Corporations Act 2001 (Cth).

Investment advice

This Explanatory Statement does not take into account your investment objectives, financial situation or particular needs. You should obtain independent financial, investment, legal and taxation advice before deciding whether or not to attend and vote at the meeting or to vote in favour of or against the resolution.

Forward looking statements

This Explanatory Statement may contain forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the Company as well as general economic conditions and conditions in the financial markets.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. Neither the Company, nor any of its officers or any person named in this Explanatory Statement or involved in the preparation of this Explanatory Statement makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, and you are cautioned not to place undue reliance on those statements.

DARK BLUE SEA LTD - ANNUAL GENERAL MEETING – 24 NOVEMBER 2005

FORM OF PROXY

Company Secretary
Dark Blue Sea Limited
GPO Box 278
Brisbane QLD 4001

I/We ______________________

Of ______________________

being a member(s) of DARK BLUE SEA LIMITED hereby appoint ______________________

____

of ______________________

or, in his/her absence, the Chairman of the meeting,

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the company to be held on the twenty fourth (24th) day of November 2005 and at any adjournment of that meeting.

I/We desire to vote on the resolutions as indicated below:

Please indicate with an X how you wish your vote to be cast. Unless otherwise instructed, the proxy may vote as he/she thinks fit.

The resolutions are numbered as in the Notice of Meeting

Resolution No.	1	2	3	4
FOR				
AGAINST				

Signed this day of , 2005

Signature(s) of member(s)

____

____

(Proxies must be received by the Company not less than twenty four (24) hours before the scheduled time for the meeting.)

(Completed proxies can be returned to the Company at either GPO Box 278, Brisbane, QLD, 4001 or by facsimile at (07) 3007 0001 or scanned and emailed to the Company Secretary, Mr Duncan Cornish at d.cornish@au.darkbluesea.com .